As filed with the Securities and Exchange Commission on June 14, 2006

                                                    1933 Act File No. 333-118854
                                                     1940 Act File No. 811-21173

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

       [X]   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

       [ ]            PRE-EFFECTIVE AMENDMENT NO.

       [X]            POST-EFFECTIVE AMENDMENT NO. 3

                                   AND

       [X]   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

       [X]   AMENDMENT NO. 6


                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

               123 N. WACKER DRIVE, 28TH FLOOR, CHICAGO, IL 60606
               --------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (312) 881-6500
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)
--------------------------------------------------------------------------------

                                  STEVEN ZORIC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                -----------------

                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:

                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                        ONE STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                           BOSTON, MASSACHUSETTS 02111

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

     It is proposed that this filing will become effective (check appropriate box):

          [X] when declared effective pursuant to Section 8(c)

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     Pursuant to Rule 429 under the Securities Act, the Prospectus in this Registration Statement is a combined prospectus and relates to Registration Statement No. 333-97919, as amended, previously field by the Registrant on Form N-2. This Registration Statement constitutes Post-Effective Amendment No. 5 to Registration Statement No. 333-97919, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act. The Registration Statement and the registration statement amended hereby are collectively referred to hereunder as the "Registration Statement."

     Man-Glenwood Lexington Associates Portfolio, LLC, as the master fund in which the Registrant invests substantially all of its assets, has also executed this Registration Statement.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to notification under the securities laws of any such state.

                      SUBJECT TO COMPLETION, June 14, 2006



                                 [GLENWOOD LOGO]
                                   [MAN LOGO]

                                   PROSPECTUS

                          MAN-GLENWOOD LEXINGTON, LLC
                  Units of Limited Liability Company Interests

Man-Glenwood Lexington, LLC ("Lexington") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. Lexington invests substantially all of its investable assets in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), a separate closed-end, non-diversified, management investment company with the same investment objectives as Lexington. Glenwood Capital Investments, L.L.C. serves as the Portfolio Company's investment adviser (the "Adviser").

                            Price to Public(1)  Sales Load(2)    Proceeds to
                                                               Registrant (3)

                  Per Unit       $123.00           $3.69           $119.31
                ----------------------------------------------------------------
                  Total       $200,000,000    $6,000,000       $194,000,000
                ----------------------------------------------------------------

     (1) Units of Lexington are offered at its current net asset value, which has ranged between $100.00 and $123.00 since inception.
     (2) Investments of less than $100,000 are subject to a sales load of 3%, investments of $100,000 or more and less than $300,000 are subject to a sales load of 2%, investments of $300,000 or more and less than $500,000 are subject to a sales load of 1%, and investments of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price. Under a right of accumulation offered by Lexington, the amount of each additional investment in Lexington by a member of Lexington (a "Member") will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington TEI, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of such investment. No sales load will be charged to certain types of investors. See "Distribution Arrangements."
     (3) Total proceeds to Registrant assume that all registered Units will be sold in a continuous offering and the maximum sales load incurred. The proceeds may differ from that shown if other than the maximum load is paid on average and/or additional Units are registered.

Man Investments Inc. (the "Distributor") acts as the distributor of units of limited liability company interests (the "Units") on a best efforts basis, subject to various conditions. Units may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. Neither the Distributor nor any other broker or dealer is obligated to buy from Lexington any of the Units. The Distributor (or one of its affiliates) may pay from its own resources additional compensation, commissions or promotional incentives, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers and to investor service providers, including investment advisors, for ongoing investor servicing. Such payments may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend Lexington instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

In making an investment decision, an investor must rely upon his, her or its own examination of Lexington and the terms of the offering, including the merits and risks involved, of the Units described in this prospectus (the "Prospectus").

The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under Lexington's Limited Liability Company Agreement (the "LLC Agreement"), the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to investors, Lexington may from time to time offer to repurchase Units pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board, in its sole discretion. However, investors do not have the right to require Lexington to repurchase any or all of their Units.

                                 July __, 2006

                                  [Wave logo]

The Units have not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any other U.S. federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority, or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Units. Any representation to the contrary is a criminal offense.

Lexington's investment objectives are:

o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

o    To generate attractive returns and thereby increase investors' wealth.

o    To produce returns which have low correlation with major market indices.

Lexington  invests  substantially  all of its investable  assets in Man-Glenwood
Lexington Associates Portfolio, LLC (the "Portfolio Company"), a registered investment company with the same investment objectives as Lexington. The Portfolio Company emphasizes efficient allocation of investor capital across a range of investment strategies, selecting pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") managed by independent investment managers (the "Hedge Fund Managers"). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is also registered as a "commodity trading advisor" and a "commodity pool operator" with the Commodity Futures Trading Commission and is a member of the National Futures Association. To the extent described in this Prospectus, Lexington may invest in futures.

TO ALL INVESTORS

No person has been authorized to make any representations concerning Lexington that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus, the statement of additional information (the "SAI"), or the accompanying exhibits. This Prospectus is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the Units and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective investor receiving this document). Prospective investors should not construe the contents of this Prospectus as legal, tax, or financial advice. Each prospective investor should consult his, her, or its own professional advisors as to the legal, tax, financial, or other matters relevant to the suitability of an investment in Lexington for the investor.

AN INVESTMENT IN LEXINGTON INVOLVES A HIGH DEGREE OF RISK. IT IS POSSIBLE THAT AN INVESTOR MAY LOSE SOME OR ALL OF ITS INVESTMENT. BEFORE MAKING AN INVESTMENT DECISION, AN INVESTOR AND/OR ITS ADVISOR SHOULD (I) CONSIDER THE SUITABILITY OF THIS INVESTMENT WITH RESPECT TO ITS INVESTMENT OBJECTIVES AND PERSONAL SITUATION AND (II) CONSIDER FACTORS SUCH AS ITS PERSONAL NET WORTH, INCOME, AGE, RISK TOLERANCE, AND LIQUIDITY NEEDS. SHORT-TERM INVESTORS AND INVESTORS WHO CANNOT BEAR THE LOSS OF SOME OR ALL OF THEIR INVESTMENT OR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF AN INVESTMENT IN LEXINGTON SHOULD NOT INVEST IN LEXINGTON.

This Prospectus concisely provides the information that a prospective investor should know about Lexington before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about Lexington, including the SAI dated July __, 2006, has been filed with the SEC. The SAI, Lexington's most recent annual and semi-annual reports and other information about Lexington are available upon request and without charge by writing Lexington at the address above or by calling Lexington at (800) 838-0232. Investors may also call (800) 838-6032 with inquiries. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 42 of this Prospectus. Lexington maintains a website designed primarily to provide investment information to current investors who have been issued passwords. Accordingly, Lexington does not make the SAI or its annual or semi-annual reports available on that website. The SAI, and other information about Lexington, including its annual and semi-annual reports, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Units are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                             (i)

You should rely only on the information contained in this Prospectus. Lexington has not authorized anyone to provide you with different information. Lexington is not making an offer of Units in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. Lexington is required to supplement this Prospectus to disclose any material changes in the information provided herein.

FOR A DISCUSSION OF CERTAIN RISK FACTORS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING UNITS, SEE "RISK FACTORS" BEGINNING ON PAGE 14 AND "LEXINGTON" ON PAGE 21 OF THIS PROSPECTUS.

                                         Man-Glenwood Lexington, LLC Prospectus
                                                                            (ii)

TABLE OF CONTENTS
PROSPECTUS SUMMARY........................................................  1
SUMMARY OF FEES AND EXPENSES..............................................  11
FINANCIAL HIGHLIGHTS .....................................................  12
RISK FACTORS..............................................................  14
  Principal Risk Factors Relating to Lexington's Structure................  14
  Principal Risk Factors Relating to Types of Investments
    and Related Risks.....................................................  16
  Limits of Risk Disclosures..............................................  21
LEXINGTON.................................................................  21
  The Portfolio Company...................................................  22
  Structure...............................................................  22
INVESTMENT PROGRAM........................................................  23
  Investment Objectives...................................................  23
  Investment Policies.....................................................  23
  Investment Strategies...................................................  24
  Allocation Among Investment Strategies..................................  24
  Leverage................................................................  25
  Investment Selection....................................................  25
  Evaluation of Hedge Fund Managers and Investments.......................  27
MANAGEMENT OF LEXINGTON AND THE PORTFOLIO COMPANY.........................  27
  General.................................................................  27
  Administrative, Accounting, Custody, Transfer Agent,
    and Registrar Services................................................  29
  Investor Servicing Arrangements.........................................  30
HEDGE FUND MANAGERS.......................................................  30
SUBSCRIPTIONS FOR UNITS...................................................  31
  Subscription Terms......................................................  31
  Investor Qualifications.................................................  32
REPURCHASE AND TRANSFERS OF UNITS.........................................  32
  No Right of Redemption..................................................  32
  Repurchases of Units....................................................  32
  Repurchase Procedures...................................................  33
  Mandatory Repurchase by Lexington.......................................  34
CALCULATION OF NET ASSET VALUE............................................  34
UNITS AND CAPITAL ACCOUNTS................................................  36
  General.................................................................  36
  Allocation of Net Profits and Losses....................................  37
  Allocation of Special Items.............................................  37
  Reserves................................................................  37
VOTING....................................................................  37
TAXES.....................................................................  38
  Tax Treatment of Fund Operations........................................  38
DISTRIBUTION ARRANGEMENTS.................................................  40
  General.................................................................  40
  Purchase Terms..........................................................  40
GENERAL INFORMATION.......................................................  41
TABLE OF CONTENTS OF THE SAI..............................................  42
APPENDIX A: INVESTOR CERTIFICATION........................................  A-1
APPENDIX B: PERFORMANCE INFORMATION.......................................  B-1
APPENDIX C: LIMITED LIABILITY COMPANY AGREEMENT...........................  C-1

                                         Man-Glenwood Lexington, LLC Prospectus
                                                                           (iii)

PROSPECTUS SUMMARY

The following is only a summary of this Prospectus and does not contain all of the information that you should consider before investing in Lexington. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information ("SAI").

THE FUND

Man-Glenwood Lexington, LLC ("Lexington" or the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. Lexington invests substantially all of its investable assets in Man- Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), a separate closed-end, non-diversified, management investment company with the same investment objectives as Lexington. Glenwood Capital Investments, L.L.C. serves as the Portfolio Company's investment adviser (the "Adviser").

Lexington offers and sells units of limited liability company interests (the "Units") in larger minimum denominations (compared to open-end mutual funds) to Eligible Investors (primarily high net worth individual and institutional investors), as defined below.

Investors who purchase Units in the offering, and other persons who acquire Units and are admitted to Lexington by its Board of Managers (each individually a "Manager" and collectively the "Board"), will become members of Lexington (the "Members").

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Lexington and the Portfolio Company's investment objectives are:

o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

o    To generate attractive returns and thereby increase investors' wealth.

o    To produce returns which have low correlation with major market indices.

Lexington attempts to achieve its objectives by investing substantially all of its investable assets in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach to attain these objectives. The Portfolio Company emphasizes efficient allocation of investor capital among hedge funds and other pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") with a range of investment strategies, managed by independent investment managers (the "Hedge Fund Managers"). The Adviser believes that there are benefits to be derived from exposure to a broad range of Hedge Funds and investment strategies and that the fund of funds approach maximizes the potential for stable, positive returns over a full economic cycle.

Certain Hedge Fund Managers borrow money, trade securities or futures on margin or leverage their investments through various means. The Portfolio Company employs short-term borrowing to facilitate additional subscriptions for and redemptions of Units. In addition, the Portfolio Company may leverage its investments with the Hedge Fund Managers through bank borrowing in an amount not expected to exceed 20% of gross assets. Such borrowings are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Risk Factors -- Principal Risk Factors Relating to Types of Investments and Related Risks -- Use of Leverage" and "Investment Program -- Investment Strategies."

Lexington offers Eligible Investors the following potential advantages:

o Spreading of risk across a number of investment strategies, Hedge Fund Managers, Hedge Funds, and markets.

o Professional selection and evaluation of Hedge Funds and Hedge Fund Managers. The principals of the Adviser have extensive experience in applying a broad range of multi-strategy investment approaches.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 1

o Ability to invest with Hedge Fund Managers whose minimum account size is higher than most individual investors would be willing or able to commit.

o    Limited liability.

o    Administrative convenience.

The Portfolio Company's investment process involves the Adviser's identification of Hedge Funds, investment strategies, and Hedge Fund Managers that it considers to have excellent risk-adjusted returns and attractive correlation characteristics. The Adviser then allocates the Portfolio Company's capital among Hedge Funds, investment strategies, and Hedge Fund Managers and tracks their ongoing performance. Among the investment strategies that may be pursued by Hedge Funds that the Adviser selects for the Portfolio Company are the following:

o    Equity Hedge

o    Multi-Strategy

o    Event-Driven

o    Relative Value

o    Variable Equity

o    Commodity and Trading

The Adviser anticipates that the Portfolio Company will continuously maintain investments in several different strategies directed by a number of Hedge Fund Managers. Each investment strategy may be represented in the Portfolio Company's portfolio by one or more Hedge Funds. In selecting an investment strategy, the Adviser evaluates the effect of investing in such strategy on the overall asset allocation of the Portfolio Company. Emphasis is given to the degree to which an investment strategy's performance is expected to be independent of the performance of strategies already being used by Hedge Funds represented in the Portfolio Company.

Allocation will depend on the Adviser's assessment of the likely risks and returns of various investment strategies that the Hedge Funds utilize and the likely correlation among the Hedge Funds under consideration. The Adviser uses a combination of qualitative and proprietary quantitative screens to efficiently distill the universe of thousands of hedge fund managers down to a shorter list of the "best" prospects, those that the Adviser believes have the greatest potential to add value to its portfolios. It then conducts due diligence on these prospects by evaluating the investment processes and by focusing on each of these managers as a small dynamic business. The Adviser evaluates the challenges and potential hurdles it believes each manager might face and its ability to successfully navigate such hurdles.

The Adviser reviews the performance of the Portfolio Company's Hedge Funds and Hedge Fund Managers on a regular basis. Hedge Fund Managers are frequently contacted for their analysis of significant events as they relate to their investment strategies and influence their investment decisions. The Adviser also makes periodic comparative evaluations of Hedge Fund Managers and other managers utilizing similar investment strategies.

If a Hedge Fund Manager's relative performance is poor or if significant changes occur in a Hedge Fund Manager's approach or investments, the capital allocation to that Hedge Fund Manager may be reduced or withdrawn. The allocations of the Portfolio Company's assets among different Hedge Funds, investment strategies, and Hedge Fund Managers are adjusted from time to time to reflect the Adviser's analysis of which Hedge Funds, investment strategies, and Hedge Fund Managers are best suited to current market conditions.

The Adviser also has the authority to make certain investments directly on behalf of the Portfolio Company. This authority may be used, among other reasons, to make investments in consultation with a potential Hedge Fund Manager with whom the Portfolio Company has not yet opened a formal account. In such event, the potential Hedge Fund Manager would usually receive from the Portfolio Company a consulting fee or salary for his services.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 2

As set forth above, Lexington attempts to achieve its objective by investing substantially all of its investable assets in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach that emphasizes efficient allocation of capital across a range of Hedge Funds and Hedge Fund strategies.

See "Investment Program."

THE INVESTMENT ADVISER

The Adviser is an Illinois limited liability company and is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser is also registered with the Commodity Futures Trading Commission (the "CFTC") as a commodity pool operator and commodity trading advisor and is a member of the National Futures Association.

Since its inception in 1987 (through a predecessor firm), the Adviser has focused primarily on building multi-strategy, multi-manager fund of hedge fund portfolios. The Adviser has assembled a closely-knit team of investment management specialists with considerable experience in the hedge fund industry. It has also built an extensive network of industry contacts and a proprietary database with thousands of managers, enabling it to offer investors access to some of the finest investment management talent. Its rigorous portfolio construction process and disciplined investment management approach have earned the Adviser its reputation as a leading, established provider of multi-strategy, multi-manager funds of hedge funds.

The Adviser, which was founded through a predecessor firm in 1987, advises approximately $5.4 billion (as of March 31, 2006), on a discretionary and non-discretionary basis, for both private clients and large institutional investors around the world. Since October 2000, the Adviser has been a wholly owned subsidiary of Man Group plc, a company listed on the London Stock Exchange and a constituent of the FTSE 100 index of leading UK stocks. Man Group plc is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities.

The Adviser is responsible for the day-to-day management of the Portfolio Company and for the allocation of the Portfolio Company's assets to various Hedge Funds, subject to policies adopted by the Board. The principals of the Adviser will devote such time to the ongoing operations of the Portfolio Company as they deem advisable in order to implement and monitor the Portfolio Company's investment program.

See "Management of Lexington and the Portfolio Company -- General."

MANAGEMENT FEE

The Portfolio Company pays the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.75% of the aggregate value of its outstanding Units determined as of the last day of each month and payable quarterly (before any repurchases of Units). See "Management of Lexington and the Portfolio Company -- General."

ADMINISTRATION FEES

The Adviser provides certain administrative services to Lexington and the Portfolio Company pursuant to the terms of a services agreement (the "Services Agreement"). In consideration for these services, Lexington pays the Adviser a quarterly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Units determined as of the last day of each calendar month and paid quarterly (the "Services Fee"). In addition to the administrative services provided by the Adviser, SEI Investments Global Funds Services provides certain other administrative services to Lexington and the Portfolio Company. In consideration of these services, Lexington pays SEI Investments Global Funds Services a quarterly fee which is not expected to exceed an annual rate of up to 0.25% of the aggregate value of all outstanding Units determined as of the last day of each calendar month (before any repurchases of Units) and paid quarterly (the "Accounting and Other Services Fee"), a portion of which is paid by the Portfolio Company. See "Management of Lexington and the Portfolio Company -- Administrative, Accounting, Custody, Transfer Agent, and Registrar Services."

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                                                                          Page 3

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INVESTOR SERVICING FEE

Lexington pays a quarterly fee computed at the annual rate of 0.50% of the aggregate value of its outstanding Units, determined as of the last day of each calendar month (before any repurchases of Units) and paid quarterly, to Man Investments Inc. (the "Distributor") to reimburse it for payments made to broker-dealers and certain financial advisors that have agreed to provide ongoing investor services and account maintenance services to investors in Lexington that are their customers ("Investor Service Providers") and for the Distributor's ongoing investor servicing. Each Investor Service Provider is paid based on the aggregate value of outstanding Units held by Members that receive services from such Investor Service Provider. In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and Investor Service Providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. See "Management of Lexington and the Portfolio Company -- Investor Servicing Arrangements."

INVESTOR ELIGIBILITY

Each investor will be required to represent that he, she, or it is acquiring Units directly or indirectly for the account of an "Eligible Investor," which includes a person who is:

o A natural person whose individual net worth, or joint net worth with that person's spouse, immediately prior to the time of purchase exceeds $1,000,000; or

o A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year; or

o An individual or entity that has an account managed by an investment advisor registered under the Advisers Act and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account.

Existing Members subscribing for additional Units will be required to verify their status as Eligible Investors at the time of the additional subscription. The qualifications required to invest in Lexington appear in an application form that must be completed by each prospective investor. Tax-advantaged investors will not be permitted to initially invest in Lexington. Such Investors may be eligible to invest in Man-Glenwood Lexington TEI, LLC. See "Subscriptions for Units -- Investor Qualifications."

INVESTOR SUITABILITY

An investment in Lexington involves substantial risks. It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor and/or its advisor should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and (ii) consider factors such as its personal net worth, income, age, risk tolerance, and liquidity needs. See "Risk Factors." Short-term investors and investors who cannot bear the loss of some or all of their investment or the risks associated with the limited liquidity of an investment in Lexington should not invest in Lexington.

THE OFFERING

Lexington offers Units through the Distributor, and through brokers and dealers that have entered into selling agreements with the Distributor. See "Distribution Arrangements." It is expected that Units will be offered and may be purchased on a monthly basis through December 1, 2007 or at such other times as may be determined by the Board. It is expected that beginning January 1, 2008, Units will be offered on a calendar quarterly basis or at such other times as may be determined by the Board. The Board may discontinue accepting subscriptions on a monthly or quarterly basis at any time.

Units are sold at the then-current net asset value per Unit as of the date on which the subscription is accepted. The minimum initial investment in Lexington by any Eligible Investor is $25,000, and the minimum additional investment in

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 4

Lexington by any Member is $10,000. Lexington may accept investments for any lesser amount under certain circumstances. Certain selling brokers or dealers and financial advisors may impose higher minimums.

Investments of less than $100,000 are subject to a sales load of 3%; investments of $100,000 or more and less than $300,000 are subject to a sales load of 2%; investments of $300,000 or more and less than $500,000 are subject to a sales load of 1%; and investments of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price.

Under a right of accumulation offered by Lexington, the amount of each additional investment in Lexington by a Member will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington TEI, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of subsequent purchases. The right of accumulation also applies to investments in Lexington by an investor's spouse and investments for certain related accounts. In addition, no sales load will be charged to certain types of investors. To be eligible to receive a waiver of the sales load, an investor must advise the Distributor or the selling broker or dealer when making an investment. See "Distribution Arrangements."

The full amount of the sales load is reallowed by the Distributor to selling brokers and dealers.

In addition, the Distributor (or one of its affiliates) may pay from its own resources additional compensation, either at the time of sale or on an ongoing basis, to brokers and dealers in respect of Units sold by such brokers and dealers.

See   "Subscriptions   for  Units  --  Subscription   Terms"  and  "Distribution
Arrangements."

BORROWING AND USE OF LEVERAGE

Lexington and the Portfolio Company may borrow money to leverage their investments in the Portfolio Company and Hedge Funds, respectively, in an amount in aggregate not expected to exceed 20% of gross assets. Lexington and the Portfolio Company are each also authorized to borrow money to meet repurchase requests, to make bridge financings of investments in Hedge Funds, and for cash management purposes. Borrowings by Lexington and the Portfolio Company, other than certain short-term borrowings, are subject in aggregate to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Risk Factors -- Use of Leverage" and "Investment Program -- Investment Strategies - Relative Value."

CLOSED-END FUND STRUCTURE: LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS

Lexington and the Portfolio Company have been organized as closed-end management investment companies. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities. Lexington and the Portfolio Company believe that unique investment opportunities exist in the market for private securities and in private funds. However, these private investments are often illiquid. For this reason, Lexington and the Portfolio Company are organized as closed-end funds. See "Risk Factors -- Principal Risk Factors Relating to Lexington's Structure -- Limited Liquidity."

Lexington will not list the Units on any securities exchange, and it is not expected that any secondary market will develop for the Units. Members will not be able to tender for repurchase their Units on a daily basis because Lexington is a closed-end fund. In addition, Units are subject to transfer restrictions that permit transfers only to persons who are Eligible Investors or receive Units by gift or bequest and who hold their Units through brokers or dealers that have entered into shareholder servicing agreements with Lexington. Brokers, dealers, or Lexington may require substantial documentation in connection with a requested transfer of Units, and Members should not expect that they will be able to transfer Units at all. Attempted transfers may require a substantial amount of time to effect. Units may not currently be exchanged for shares of any other fund. As described below, however, in order to provide a limited degree of liquidity, Lexington will consider whether to conduct quarterly repurchase offers for its outstanding Units. An investment in Lexington is suitable only for investors who can bear the risks associated with the limited liquidity of the Units. Units should be viewed as a long-term investment. See "Risk Factors

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 5

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--  Principal  Risk  Factors  Relating  to  Lexington's   Structure  --  Limited
Liquidity" and "Principal Risk Factors Relating to Types of Investments and Related Risks -- Illiquid Investments."

TENDER OFFERS AND OTHER REPURCHASES OF UNITS BY LEXINGTON

Because Lexington is a closed-end fund, Members do not have the right to require Lexington to repurchase any or all of their Units. To provide a limited degree of liquidity to investors, Lexington may from time to time offer to repurchase Units pursuant to written tenders by Members. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board, in its sole discretion. In determining whether Lexington should offer to repurchase Units, the Board will consider a variety of operational, business and economic factors. The Board expects that Lexington will ordinarily offer to repurchase Units from Members quarterly, on each March 31, June 30, September 30, and December 31 (or, if any such date is not a business day, on the immediately preceding business day). See "Repurchases and Transfers of Units."

Lexington's assets consist primarily of its interest in the Portfolio Company. Therefore, in order to finance the repurchase of Units pursuant to the tender offers, Lexington may find it necessary to liquidate all or a portion of its interest in the Portfolio Company. Because interests in the Portfolio Company may not be transferred, Lexington may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company. Lexington will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for the Portfolio Company's interests. The Portfolio Company's Board of Managers (the "Portfolio Company's Board") expects that the Portfolio Company will conduct repurchase offers on a quarterly basis in order to permit Lexington to meet its obligations under its repurchase offers. However, there are no assurances that the Portfolio Company's Board will, in fact, decide to undertake such a repurchase offer. Lexington cannot make a repurchase offer larger than a repurchase offer made by the Portfolio Company. The Portfolio Company will make repurchase offers, if any, to all of its investors, including Lexington, on the same terms, which practice may affect the size of the Portfolio Company's offers. Subject to the Portfolio Company's investment restriction with respect to borrowings, the Portfolio Company may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

Lexington has the right to repurchase Units of Members if the Board determines that the repurchase is in the best interests of Lexington or upon the occurrence of certain events specified in Lexington's limited liability company agreement (the "LLC Agreement"), including, but not limited to, Members' attempted transfers in violation of the transfer restrictions described above. The LLC Agreement provides that Lexington will be dissolved if the Units of any Member that has submitted a written request for repurchase of its Units, in accordance with the terms of the LLC Agreement, have not been completely repurchased by Lexington within a period of two years after the Member's request. See
"Repurchases and Transfers of Units -- No Right of Redemption" and "-- Repurchases of Units."

DISTRIBUTION POLICY

Lexington does not presently intend to make periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Whether or not distributions are made, Members will be required each year to pay any applicable federal and state income taxes. See "Taxes."

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 6

ALLOCATION OF PROFIT AND LOSS

The net profits or net losses of Lexington (including, without limitation, net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are reflected in the net asset value per Unit on an ongoing basis. See "Units and Capital Accounts -- Allocation of Net Profits and Losses."

PROVISION OF TAX INFORMATION TO MEMBERS

Lexington will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete federal and state income tax or information returns along with any tax information required by law. However, Lexington, through the Portfolio Company, may not receive tax information from Hedge Funds in a timely manner sufficient to enable Lexington to prepare its information returns in time for Members to file their returns, to the extent required, without requesting an extension of the time to file from the Internal Revenue Service (the "Service") (or state taxing agencies). Accordingly, it is expected that any such Members will be required to obtain extensions of time to file their income tax returns. Lexington anticipates sending Members an unaudited semi-annual and an audited annual report within sixty (60) days after the close of the period for which the report is being made, or as required by the 1940 Act. See "Fiscal Year" below.

TAXATION

Lexington intends to operate as a limited liability company electing to be taxed as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. Lexington should not be subject to U.S. federal income tax, and each Member is required to report on its own annual tax return, to the extent required, the Member's distributive share of Lexington's tax items of income, gain, deduction and loss. If Lexington were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of Lexington would be subject to corporate income tax and any distributions of profits from Lexington would be treated as dividends. See "Taxes."

ERISA Plans and Other Tax-Exempt Entities

Because Lexington, the Portfolio Company, and the Hedge Funds may use leverage, tax-exempt investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt investors may incur income tax liability to the extent Lexington's or the Portfolio Company's transactions are treated as giving rise to unrelated business taxable income. Lexington is not designed for investment by charitable remainder trusts and, therefore, such trusts may not purchase Units. See "Taxes."

FISCAL YEAR

The fiscal year of Lexington ends on March 31, with the taxable year ending on December 31.

RISK FACTORS

Lexington's and the Portfolio Company's investment program is speculative and entails substantial risks. No assurance can be given that Lexington's or the Portfolio Company's investment objectives will be achieved. The risks to which an investor in Lexington is subject include the following:

o INVESTMENT TYPES AND TECHNIQUES -- The Hedge Funds may invest and trade in a wide range of securities and other financial instruments. Although the Hedge Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in currencies, financial futures, and other equity- and debt-related instruments (i.e., instruments that may derive all or a portion of their value from equity or debt securities). The Hedge Funds are generally not limited in the markets, either by location or type, such as large capitalization, small capitalization, or non-U.S. markets, in which they invest or in the investment discipline that their Hedge Fund Managers may employ, such as value or growth or bottom-up or top-down analysis. The Hedge Funds may use various investment techniques for hedging and non-hedging purposes. A Hedge Fund may, for example, sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of these techniques may be an integral part of a Hedge Fund's investment strategy, and may involve certain risks,

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 7

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     including the risk that the Portfolio  Company will lose all or part of its investment in the Hedge Fund. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

o USE OF LEVERAGE -- Lexington and the Portfolio Company may leverage their investments through bank borrowing and other means in an amount in aggregate not expected to exceed 20% of gross assets, which would increase any loss incurred. The Portfolio Company may be required to pledge assets when borrowing, which, in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests. In addition, the terms of any borrowing may impose certain investment restrictions on the Portfolio Company. The Hedge Fund Managers may use leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any loss incurred. The more leverage is employed, the more likely a substantial change will occur, either up or down, in the value of the instrument. Because of the relatively small intrinsic profits in "hedge" positions or in "arbitrage" positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. Borrowings by Lexington and the Portfolio Company are subject, in aggregate, to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

o ALLOCATION AMONG HEDGE FUND MANAGERS -- The Adviser may, from time to time, change the percentage of assets allocated to each Hedge Fund Manager.
     Allocation changes are likely to occur (a) because of performance differences among the Hedge Fund Managers and (b) as the result of Lexington and the Portfolio Company receiving additional capital contributions during periods when certain Hedge Fund Managers may no longer be accepting additional funds (for example, because of capacity restrictions). At times, the Portfolio Company might have to place some or all of any additional capital with new Hedge Fund Managers. Lexington's success may depend, therefore, not only on the Hedge Fund Managers the Adviser currently has selected for the Portfolio Company and its ability to allocate the Portfolio Company's assets successfully among those Hedge Fund Managers but also on the Adviser's ability to identify new Hedge Fund Managers. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

o FEES AND EXPENSES -- Lexington's and the Portfolio Company's direct fees and expenses, including the Management Fee and Services Fee payable to the Adviser, and the compensation of the Hedge Fund Managers result in two levels of fees and greater expense than would be associated with direct investment. Lexington's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities.

o LACK OF LIQUIDITY OF UNITS -- Lexington is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. Lexington does not currently intend to list the Units for trading on any national securities exchange. There is no secondary trading market for Units, and it is not expected that such a market will develop. Units therefore are not readily marketable. Because Lexington is a closed-end investment company, Units may not be tendered for repurchase on a daily basis, and they currently may not be exchanged for shares of any other fund.

o NO GUARANTEE OF QUARTERLY REPURCHASE OFFERS -- Although Lexington, at the discretion of Lexington's Board, will consider whether to make quarterly repurchase offers of its outstanding Units at net asset value, Units are significantly less liquid than shares of funds that trade on a stock exchange. There is no guarantee that you will be able to sell all of your Units that you desire to sell in any particular offer. If a repurchase offer is oversubscribed by Members holding Units of Lexington, Lexington will repurchase only a pro rata portion of the Units tendered by each Member. The potential for pro-ration may cause some investors to tender more Units for repurchase than they otherwise would wish to have repurchased. In addition, in extreme cases, Lexington may not be able to complete repurchases if the Portfolio Company is unable to repurchase a portion of Lexington's interest in the Portfolio Company due to the Portfolio Company's holding of illiquid investments. In that event, you may be able to sell your Units only if you are able to find an Eligible Investor willing to purchase your Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and must be approved by the Board.

o POTENTIAL CONSEQUENCES OF QUARTERLY REPURCHASE OFFERS -- Lexington's repurchase offer policy may have the effect of decreasing the size of Lexington and thus the Portfolio Company over time from what they otherwise would have been. It may therefore force the Portfolio Company to sell assets it would not otherwise sell. It may also reduce the investment

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 8
     opportunities available to the Portfolio Company and cause its expense ratio to increase. In addition, because of the limited market for the Portfolio Company's private securities, the Portfolio Company may be forced to sell its public securities, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Portfolio Company's ratio of illiquid private securities to liquid investments for the remaining investors.

o TAX RISKS -- Special tax risks are associated with an investment in Lexington. There can be no assurance that the positions of Lexington relating to the consequences of its investment transactions will be accepted by the tax authorities. See "Taxes" and "Principal Risk Factors Relating to Types of Investments and Related Risks -- Tax Risks."

o POTENTIAL CONFLICTS OF INTEREST -- The investment activities of the Adviser, the Hedge Fund Managers and their affiliates for their own accounts and other accounts they manage, and the management activities of the Adviser, may give rise to conflicts of interest that may disadvantage Lexington and the Portfolio Company. Man Group plc, as a diversified global financial services firm involved with a broad spectrum of financial services and asset management activities, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of Lexington, the Portfolio Company, or the Members.

o OTHER INVESTORS IN THE PORTFOLIO COMPANY -- Other investors in the Portfolio Company may alone or collectively own or acquire sufficient voting interests in the Portfolio Company to control matters relating to the operation of the Portfolio Company, which may require Lexington to withdraw its investment in the Portfolio Company or take other appropriate action. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio Company). If securities and other noncash assets are distributed, Lexington could incur brokerage, tax, or other charges in converting those assets to cash. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of Lexington. Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

Investing in a fund of hedge funds, such as Lexington and the Portfolio Company, involves other risks, including the following:

o Investments in Hedge Funds entail a high degree of risk. It is possible that the Portfolio Company could lose all or part of its investment in a Hedge Fund, which would directly and adversely affect Lexington's performance.

o The Hedge Funds generally are not registered as investment companies under the 1940 Act and Lexington, as an indirect investor in these Hedge Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser periodically receives information from each Hedge Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Hedge Funds are typically not contractually or otherwise obligated to inform their investors, including the Portfolio Company, of details surrounding proprietary investment strategies or positions. In addition, the Portfolio Company and the Adviser have no control over the Hedge Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Hedge Fund Manager in these areas. The performance of Lexington and the Portfolio Company is entirely dependent on the success of the Adviser in selecting Hedge Funds for investment by the Portfolio Company and the allocation and reallocation of the Portfolio Company's assets among Hedge Funds.

o There is a risk of misconduct by Hedge Fund Managers. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers. There also is a risk that regulatory actions may be taken by governmental or other authorities against Hedge Fund Managers, which may expose investors, such as the Portfolio Company, that have placed assets with such Hedge Fund Managers to losses.

o An investor who meets the eligibility conditions imposed by the Hedge Funds, including minimum initial investment requirements that may be substantially higher than those imposed by Lexington, could invest directly

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                          Page 9
     in the Hedge Funds. By investing in the Hedge Funds indirectly through Lexington, an investor bears a proportionate part of the asset-based fees paid by the Portfolio Company to the Adviser and other expenses of Lexington and the Portfolio Company, and also indirectly bears a portion of the asset-based fees, performance or incentive allocations and other expenses borne by the Portfolio Company as an investor in the Hedge Funds.

o Each Hedge Fund Manager generally charges the Portfolio Company an asset-based fee, and some or all of the Hedge Fund Managers receive performance or incentive allocations. The asset-based fees of the Hedge Fund Managers are generally expected to range from 1% to 2% annually of the net assets under their management and the performance or incentive allocations to the Hedge Fund Managers are generally expected to range from 15% to 25% of net profits annually, although on occasion this could be higher. The receipt of a performance or incentive allocation by a Hedge Fund Manager may create an incentive for a Hedge Fund Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such an incentive. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though the Portfolio Company and Lexington, as a whole, may incur a net loss. In addition, because a performance or incentive allocation generally is calculated on a basis that includes unrealized appreciation of a Hedge Fund's assets, these allocations may be greater than if they were based solely on realized gains. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent periods in determining the fee for such periods.

o Investment decisions of the Hedge Funds are made by the Hedge Fund Managers independently of each other. Consequently, at any particular time, one Hedge Fund may be purchasing interests in an issuer that at the same time are being sold by another Hedge Fund. Investing by Hedge Funds in this manner could cause Lexington and the Portfolio Company to indirectly incur certain transaction costs without accomplishing any net investment result. Possible lack of transparency regarding such Hedge Fund positions may lead to a lack of intended diversification in the Portfolio Company.

o The Hedge Funds may, at any time and without notice to the Portfolio Company, change their investment objectives, policies, or strategies. This may adversely affect the Portfolio Company's allocation among investment strategies and may adversely affect the Portfolio Company's overall risk.

o The Portfolio Company may make additional investments in, or withdrawals from, the Hedge Funds only at certain times specified in the governing documents of the Hedge Funds. The Portfolio Company from time to time may, in turn, have to invest some of its assets temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Hedge Funds or for other purposes.

o To the extent the Portfolio Company's holdings in a Hedge Fund afford it no ability to vote on matters relating to the Hedge Fund, the Portfolio
     Company will have no say in matters that could adversely affect the Portfolio Company's investment in the Hedge Fund.

o Hedge Funds may be permitted to distribute securities in kind to investors, including the Portfolio Company. Securities that the Portfolio Company may receive upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Portfolio Company. However, the Adviser may not be able to dispose of these securities at favorable prices, which would have an adverse effect on the Portfolio Company's performance, or at favorable times, which may adversely affect the Portfolio Company's ability to make other investments.

Prospective investors in Lexington should review carefully the discussion under the captions "Principal Risk Factors Relating to Types of Investments and Related Risks" for other risks associated with Lexington and the Portfolio Company's and the Hedge Fund Managers' styles of investing. An investment in Lexington should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment, and can bear the economic risk of the investment.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 10

SUMMARY OF FEES AND EXPENSES

The following Fee Table and Example summarize the aggregate expenses of Lexington and (the Portfolio Company) and are intended to assist investors in understanding the costs and expenses that they will bear directly or indirectly by investing in Lexington. The expenses associated with investing in a "fund of funds," such as Lexington, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the unitholders of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying fund level. These indirect items are not reflected in the following chart or the example below. Those fees and expenses are described below in "Risk Factors -- Principal Risk Factors Relating to Lexington's Structure -- Investments in Other Funds."

MEMBER TRANSACTION EXPENSES
   Sales Load (as a percentage of the offering price per Unit)(1)          3.00%
--------------------------------------------------------------------------------
ANNUAL EXPENSES (as a percentage of net assets attributable to Units)
   Management Fees                                                         1.75%
--------------------------------------------------------------------------------
   Interest Payments On Borrowed Funds                                     0.93%
--------------------------------------------------------------------------------
   Other Expenses(2)                                                       1.25%
--------------------------------------------------------------------------------
TOTAL ANNUAL EXPENSES(3)                                                   3.00%
--------------------------------------------------------------------------------

(1) Investments of less than $100,000 are subject to a sales load of 3%, investments of $100,000 or more and less than $300,000 are subject to a sales load of 2%, investments of $300,000 or more and less than $500,000 are subject to a sales load of 1%, and investments of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price. Under a right of accumulation offered by Lexington, the amount of each additional investment in Lexington by a member of Lexington (a "Member") will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington TEI, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of such investment. No sales load will be charged to certain types of investors. See "Distribution Arrangements."

(2) "Other Expenses" are estimated based on estimated expenses for Lexington's current fiscal year and Lexington's pro rata share of the Portfolio Company's estimated expenses for the current fiscal year, and includes professional fees and other expenses, including, without limitation, the Services Fee, the Accounting and Other Services Fee and the Investor Servicing Fee, that Lexington bears directly and indirectly through the Portfolio Company, including custody fees and expenses. See "Management of Lexington and the Portfolio Company -- Administrative, Accounting, Custody, Transfer Agent, and Registrar Services" and "-- Investor Servicing Arrangements."

(3) The Adviser has contractually agreed to limit total annualized expenses (excluding interest expenses) of each of Lexington and the Portfolio Company to 3.00% through December 31, 2007 (the "Expense Limitation Agreement). The Expense Limitation Agreement shall remain in effect until December 31, 2007. Thereafter, the Expense Limitation Agreement shall automatically renew for one-year terms and may be terminated by the Adviser or Lexington upon thirty (30) days' prior written notice to the other party. Total annualized expenses (including interest expenses) of Lexington would be 3.93%. See "Management of Lexington and the Portfolio Company -- General."

For a more complete description of the various fees and expenses of Lexington, see "Management of Lexington and the Portfolio Company."

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 11

EXAMPLE

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:


EXAMPLE                             CUMULATIVE EXPENSES PAID FOR THE PERIOD OF:
-------                             -------------------------------------------

An investor would pay the           1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                    ------     -------     --------    --------
following expenses on a $1,000
investment, assuming a 5% annual     $68.44     $146.42     $225.89     $431.22
return throughout the periods......
--------------------------------------------------------------------------------

The Example is based on the fees and expenses set forth above, including the sales load, and should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

Moreover, the rate of return of Lexington may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase the amount of certain fees and expenses paid by Lexington.

FINANCIAL HIGHLIGHTS

The following represents the ratios to average net assets and other supplemental information for the periods indicated, annualized for periods where indicated. The financial highlights for each of the periods indicated have been audited by Deloitte & Touche LLP, Lexington's independent auditors, whose report, along with the most recent financial statements, is incorporated herein by reference. The information should be read in conjunction with those financial statements and notes thereto, which are incorporated herein by reference, in Lexington's annual report, which is available upon request from Lexington.

                                                                                                                        Period
                                                                                                                   January 21, 2003
                                                Year Ended March       Year Ended March       Year Ended March      (Inception) to
                                                   31, 2006               31, 2005               31, 2004           March 31, 2003
                                              --------------------    ------------------    -------------------    -----------------

Net asset value, beginning of period .........       $105.79                $105.31               $100.00                $100.00

Net investment loss...........................         (4.40)                 (3.21)                (3.04)                  -

Realized and unrealized (loss) gain on
investments...................................         18.66                   3.69                  8.35                   -
                                              --------------------    ------------------    -------------------    -----------------

Total from operations.........................         14.26                  0.48                   5.31                   -
                                              --------------------    ------------------    -------------------    -----------------

Net asset value, end of period................       $120.05                $105.79               $105.31               $100.00
                                              ====================    ==================    ===================    =================

Net assets, end of period.....................     $77,069,807            $81,082,877           $44,932,781             $100,000

Ratio of net investment loss to average net
assets........................................     (3.89)%(2)               (2.96)%(3)           (2.90)%(4)                0.00%

Ratio of operating expenses to average
net assets(1).................................        3.00%                  3.00%                3.00%                    0.00%

Ratio of allocated bank borrowing expenses
to average net assets(1)......................        0.93%                  0.00%                0.00%                    0.00%
                                              --------------------    ------------------    -------------------    -----------------

Ratio of total expenses to average net
assets(1)....................................       3.93%(2)                 3.00%(3)             3.00%(4)                 0.00%

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 12

Total return..................................        13.48%                 0.46%                  5.31%                0.00%

Portfolio Turnover(5)........................         50.78%                23.88%                 24.93%                0.00%

(1) Ratio of expenses does not include management fees and incentive fees earned by the advisers of the underlying investment funds of the Portfolio Company.
(2) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (4.21)% and 4.25%, respectively, for the period ended March 31, 2006.
(3) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (3.54)% and 3.60%, respectively, for the period ended March 31, 2005.
(4) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (6.24)% and 6.34%, respectively, for the period ended March 31, 2004.
(5) Represents the portfolio turnover of the Portfolio Company.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 13

                                  RISK FACTORS

PRINCIPAL RISK FACTORS RELATING TO LEXINGTON'S STRUCTURE

Potential Loss of Investment. No guarantee or representation is made that Lexington's and the Portfolio Company's investment program will be successful. Past performance is not indicative of future results.

LIMITED LIQUIDITY. Lexington is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. Lexington does not currently intend to list Units for trading on any national securities exchange. There is no secondary trading market for Units, and it is not expected that a secondary market will develop. Units therefore are not readily marketable. Because Lexington is a closed-end investment company, Units in Lexington may not be tendered for repurchase on a daily basis, and they currently may not be exchanged for Units of any other Fund.

Although Lexington, at the discretion of Lexington's Board, will consider whether to make quarterly tender offers for its outstanding Units at net asset value, Units are significantly less liquid than shares of funds that trade on a stock exchange. There is no guarantee that you will be able to sell all of your Units that you desire to sell in any particular tender offer. If a tender offer is oversubscribed by Members, Lexington will repurchase only a pro rata portion of the shares tendered by each Member. The potential for pro-ration may cause some investors to tender more Units for repurchase than they otherwise would wish to have repurchased. In addition, in extreme cases, Lexington may not be able to complete repurchases if the Portfolio Company is unable to repurchase a portion of Lexington's interest in the Portfolio Company due to the Portfolio Company's holding of illiquid investments. In that event, you may be able to sell your Units only if you are able to find an Eligible Investor willing to purchase your Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and must be approved by the Board.

Lexington's tender offer policy may have the effect of decreasing the size of Lexington and the Portfolio Company over time from what it otherwise would have been. It may therefore force the Portfolio Company to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Portfolio Company and cause its expense ratio to increase. In addition, because of the limited market for private securities held by the Portfolio Company, the Portfolio Company may be forced to sell its public securities, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Portfolio Company's ratio of illiquid private securities to liquid public securities for the remaining investors. It is not the intention of Lexington to do this; however, it may occur.

INVESTMENTS IN OTHER FUNDS. When the Portfolio Company invests in pooled vehicles such as private limited partnerships, the Adviser has no control of the trading policies or strategies of such entities and does not have the same ability as with separate accounts to react quickly to changing investment circumstances due to the limited liquidity of these types of investments.

Investing in a fund of hedge funds, such as Lexington, involves other risks, including the following:

o Investments in Hedge Funds entail a high degree of risk. It is possible that the Portfolio Company could lose all or part of its investment in a Hedge Fund, which would directly and adversely affect Lexington's performance.

o The Hedge Funds generally are not registered as investment companies under the 1940 Act and Lexington, as an indirect investor in these Hedge Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser periodically receives information from each Hedge Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Hedge Funds typically are not contractually or otherwise obligated to inform their investors, including the Portfolio Company, of details surrounding proprietary investment strategies or positions. In addition, the Portfolio Company and the Adviser have no control over the Hedge Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Hedge Fund Manager in these areas. The performance of Lexington and the Portfolio Company is entirely dependent on the success of the Adviser in selecting Hedge Funds for investment by the Portfolio Company and the allocation and reallocation of the Portfolio Company's assets among Hedge Funds.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 14

o There is a risk of misconduct by Hedge Fund Managers. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers. There also is a risk that regulatory actions may be taken by governmental or other authorities against Hedge Fund Managers, which may expose investors such as the Portfolio Company, which have placed assets with such Hedge Fund Managers, to losses.

o An investor who meets the eligibility conditions imposed by the Hedge Funds, including minimum initial investment requirements that may be substantially higher than those imposed by Lexington, could invest directly in the Hedge Funds. By investing in the Hedge Funds indirectly through Lexington, an investor bears a proportionate part of the asset-based fees paid by Lexington to the Adviser and other expenses of Lexington and the Portfolio Company, and also indirectly bears a portion of the asset-based fees, performance or incentive allocations and other expenses borne by the Portfolio Company as an investor in the Hedge Funds.

o    Each  Hedge  Fund  Manager  generally  charges  the  Portfolio  Company  an asset-based  fee,  and  some  or all of the  Hedge  Fund  Managers  receive performance or incentive allocations. The asset-based fees of the Hedge Fund Managers are generally expected to range from 1% to 2% annually of the net assets under their management and the performance or incentive allocations to the Hedge Fund Managers are generally expected to range from 15% to 25% of net profits annually, but this may be higher on occasion. The receipt of a performance or incentive allocation by a Hedge Fund Manager may create an incentive for a Hedge Fund Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such an incentive. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though the Portfolio Company and Lexington, as a whole, may incur a net loss. In addition, because a performance or incentive allocation generally is calculated on a basis that includes unrealized appreciation of a Hedge Fund's assets, these allocations may be greater than if they were based solely on realized gains. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent years in determining the fee for such years.

o Investment decisions of the Hedge Funds are made by the Hedge Fund Managers independently of each other. Consequently, at any particular time, one Hedge Fund may be purchasing interests in an issuer that at the same time are being sold by another Hedge Fund. Investing by Hedge Funds in this manner could cause Lexington to indirectly incur certain transaction costs without accomplishing any net investment result. Possible lack of transparency regarding such Hedge Fund positions may lead to lack of intended diversification in the Portfolio Company.

o The Hedge Funds may, at any time and without notice to the Portfolio Company, change their investment objectives, policies, or strategies. This may adversely affect the Portfolio Company's allocation among investment strategies and may adversely affect the Portfolio Company's overall risk.

o The Portfolio Company may make additional investments in, or withdrawals from, the Hedge Funds only at certain times specified in the governing documents of the Hedge Funds. The Portfolio Company from time to time may, in turn, have to invest some of its assets temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Hedge Funds or for other purposes.

o To the extent the Portfolio Company's holdings in a Hedge Fund afford it no ability to vote on matters relating to the Hedge Fund, the Portfolio
     Company will have no say in matters that could adversely affect the Portfolio Company's investment in the Hedge Fund.

o Hedge Funds may be permitted to distribute securities or other investments in kind to investors, including the Portfolio Company. Securities that the Portfolio Company may receive upon a distribution may be illiquid, difficult to value, or subject to restrictions on resale. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Portfolio Company. However, the Adviser may not be able to dispose of these securities at favorable prices, which would have an adverse effect on the Portfolio Company's performance, or at favorable times, which may adversely affect the Portfolio Company's ability to make other investments.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 15

PRINCIPAL RISK FACTORS RELATING TO TYPES OF INVESTMENTS AND RELATED RISKS

SPECULATIVE TRADING STRATEGIES. Some of the Hedge Fund Managers use high-risk strategies, such as selling securities short and futures trading. Short selling exposes the seller to unlimited risk due to the lack of an upper limit on the price to which a security may rise. Commodity futures prices can be highly volatile. Because of the low margin deposits normally required in futures trading, an extremely high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor. Like other leveraged investments, a futures transaction may result in substantial losses to the investor. No guarantee or representation is made that any individual Hedge Fund Manager will be successful.

USE OF DERIVATIVES. The Hedge Fund Managers may trade in various derivatives markets (e.g., swaps and over-the-counter options and asset-backed securities), which are, in general, relatively new markets. There are uncertainties as to how these markets will perform during periods of unusual price volatility or instability, market illiquidity or credit distress. Substantial risks are also involved in borrowing and lending against such instruments. The prices of these instruments are volatile, market movements are difficult to predict and financing sources and related interest rates are subject to rapid change. Most of these instruments are not traded on exchanges but rather through an informal network of banks and dealers and the Portfolio Company, through its investment in the Hedge Funds, will be fully subject to the risk of counterparty default. These banks and dealers have no obligation to make markets in these instruments and can apply essentially discretionary margin and credit requirements (and thus in effect force a Hedge Fund Manager to close out positions).

HEDGE FUND MANAGER MISCONDUCT. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers.

REGULATORY ACTIONS. In the event that federal, state, or other regulatory bodies allege misconduct by a Hedge Fund Manager or a Hedge Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Hedge Fund Manager or a Hedge Fund in which the Portfolio Company may invest, while impossible to predict, could result in substantial and adverse impact on Lexington and the Portfolio Company, including a reduction in value in or a loss of the investment due to the assessment on a Hedge Fund of fines, penalties and/or other sanctions, including asset freezes.

LIMITS ON HEDGED STRATEGIES. While certain Hedge Fund Managers may use "market neutral" or "relative value" hedging or arbitrage strategies this in no respect should be taken to imply that the Portfolio Company's investments with such Hedge Fund Managers are without risk. Substantial losses may be recognized on "hedge" or "arbitrage" positions, and illiquidity and default on one side of a position can effectively result in the position being transformed into an outright speculation. Every market neutral or relative value strategy involves exposure to some second order risk of the market, such as the implied volatility in convertible bonds or warrants, the yield spread between similar term government bonds or the price spread between different classes of stock for the same underlying firm. Further, many "market neutral" or "relative value" Hedge Fund Managers employ limited directional strategies that expose the Hedge Funds they manage to certain market risk.

ILLIQUID INVESTMENTS. While many of the Hedge Fund Managers invest primarily in marketable instruments, a few may invest in non-marketable securities. Such investments could limit the liquidity of the Portfolio Company's investment in such entities. In some circumstances, a Hedge Fund Manager may be unable or unwilling to provide liquidity, which could result in the Portfolio Company being unable to redeem its investment in the Hedge Fund, even if the Hedge Fund otherwise invests in liquid instruments.

USE OF LEVERAGE. Lexington and the Portfolio Company may engage in bank borrowing to leverage their investments, in an amount in aggregate not expected to exceed 20% of gross assets, which would increase any loss incurred. The Portfolio Company may be required to pledge assets when borrowing, which, in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests.

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                                                                         Page 16

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In  addition,   the  terms  of  any  borrowing  may  impose  certain  investment restrictions on the Portfolio Company. The Hedge Fund Managers may use leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any loss incurred. The more leverage is employed, the more likely a substantial change will occur, either up or down, in the value of the instrument. Because of the relatively small intrinsic profits in "hedge" positions or in "arbitrage" positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. Borrowings by Lexington and the Portfolio Company are subject in aggregate to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement.

FINANCING ARRANGEMENTS. As a general matter, the banks and dealers that provide financing to the Hedge Funds have considerable discretion in setting and changing their margin, haircut, financing, and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Hedge Fund will be able to secure or maintain adequate financing, without which an investment in such Hedge Fund may not be a viable investment.

GENERAL ECONOMIC CONDITIONS. The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates and the extent and timing of investor participation in the markets for both equities and interest-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Hedge Fund Managers hold positions could impair the Portfolio Company's ability to carry out its business or cause it to incur losses.

REGULATORY CHANGE. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as Lexington and the Portfolio Company has undergone substantial change in recent years, and such change is expected to continue for the foreseeable future. The effect of regulatory change on Lexington and the Portfolio Company, while impossible to predict, could be substantial and adverse.

ALLOCATION AMONG HEDGE FUNDS. The Adviser may, from time to time, change the percentage of assets allocated to each Hedge Fund. The Portfolio Company does not have any policy that limits the percentage of its assets that may be invested in any one Hedge Fund. Allocation changes are likely to occur (a) because of performance differences among the Hedge Funds or Hedge Fund Managers and (b) as the result of the Portfolio Company receiving additional capital contributions during periods when certain Hedge Funds may no longer be accepting additional funds (for example, because of capacity restrictions). In that case, the additional capital would have to be allocated to those Hedge Funds (if any) accepting additional funds, which would increase the percentage of the Portfolio Company's assets allocated to such "open" Hedge Funds and decrease the percentage allocated to "closed" Hedge Funds. There is no assurance that any of the Hedge Funds will accept additional capital from the Portfolio Company. Accordingly, the Portfolio Company might have to place some or all of any additional capital with new Hedge Funds. The Portfolio Company's success may depend, therefore, not only on the Hedge Funds the Adviser currently has selected for the Portfolio Company and its ability to allocate the Portfolio Company's assets successfully among those Hedge Funds but also on the Adviser's ability to identify new Hedge Funds.

USE OF MULTIPLE HEDGE FUND MANAGERS. The Hedge Fund Managers trade independently of each other and may place orders for the Portfolio Company that "compete" with each other for execution or that cause the Portfolio Company to establish positions that offset each other (in which case the Portfolio Company would indirectly incur commissions and fees without the potential for a trading profit).

TANDEM MARKETS. The Adviser's approach is designed to achieve broad allocation of assets across global capital markets (equities, fixed income, commodities, foreign currencies, listed securities and over-the-counter instruments, across numerous markets worldwide) and thus limit the Portfolio Company's exposure to any single market. However, from time to time multiple markets can move in tandem against the Portfolio Company's positions and the Portfolio Company can suffer substantial losses.

STRATEGY RISK. The Portfolio Company is subject to strategy risk. Strategy risk is associated with the failure or deterioration of an entire strategy (such that most or all Hedge Fund Managers in the strategy suffer significant losses). Strategy specific losses can result from excessive concentration by multiple Hedge Fund Managers in the same investment or broad events that adversely affect particular strategies (e.g., illiquidity within a given market). Many of the strategies employed by the Portfolio Company are speculative and involve substantial risk of loss.

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                                                                         Page 17

OTHER ACCOUNTS OF HEDGE FUND MANAGERS. The Hedge Fund Managers may manage other accounts (including other accounts in which the Hedge Fund Managers may have an interest) which, together with accounts already being managed, could increase the level of competition for the same trades the Portfolio Company might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security or futures contract at a price indicated by a Hedge Fund Manager's strategy. The Hedge Fund Managers and their principals, in managing funds other than those of the Portfolio Company, may employ trading methods, policies, and strategies that differ from those under which the Portfolio Company operates. Therefore, the results of the Portfolio Company's trading may differ from those of the other accounts traded by the Hedge Fund Managers.

LIMITED INFORMATION REGARDING HEDGE FUND MANAGERS. Although the Adviser receives detailed information from each Hedge Fund Manager regarding the Hedge Fund Manager's historical performance and investment strategy, the Adviser often is not given access to information regarding the actual investments made by the Hedge Fund Managers. At any given time, the Adviser may not know the composition of Hedge Fund Manager portfolios with respect to the degree of hedged or directional positions, the extent of concentration risk or exposure to specific markets. In addition, the Adviser may not learn of significant structural changes, such as personnel, manager withdrawals or capital growth, until after the fact.

PAST PERFORMANCE; TRADING METHOD CHANGES. There can be no assurance that any trading strategies will produce profitable results and the past performance of a Hedge Fund Manager's trading strategies is not necessarily indicative of its future profitability. Furthermore, Hedge Fund Managers' trading methods are dynamic and change over time, thus a Hedge Fund Manager will not always use the same trading method in the future that was used to compile past performance histories.

LITIGATION AND ENFORCEMENT RISK. Hedge Fund Managers might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation or attempt to gain control of a company. Under such circumstances, the Portfolio Company conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with Hedge Fund assets, falsely reporting Hedge Fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing and it is possible that the Hedge Fund Managers may be charged with involvement in such violations. If that were the case, the performance records of the Hedge Fund Managers would be misleading. Furthermore, if the entity in which the Portfolio Company invested engaged in such violations, the Portfolio Company could be exposed to losses.

TRADING SUSPENSIONS. Securities or commodities exchanges typically have the right to suspend or limit trading in any instrument traded on the exchanges. A suspension could render it impossible for a Hedge Fund Manager to liquidate positions and thereby expose the Portfolio Company to losses.

NON-U.S. SECURITIES. The Portfolio Company may invest in the securities of foreign investment funds or other foreign securities. In addition, Hedge Funds may invest in the securities of foreign companies. Investments in foreign securities face specific risks in addition to the risks intrinsic to the particular types of instruments. These specific risks include: unfavorable changes in currency rates and exchange control regulations; restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital invested abroad; reduced availability of information regarding foreign companies; accounting, auditing and financial standards that are different from and reporting standards and requirements that may be less stringent than standards and requirements applicable to U.S. companies; reduced liquidity as a result of inadequate trading volume and government-imposed trading restrictions; the difficulty in obtaining or enforcing a judgment abroad; increased market risk due to regional economic and political instability; increased brokerage commissions and custody fees; securities markets which potentially are subject to a lesser degree of supervision and regulation by competent authorities; foreign withholding taxes; the threat of nationalization and expropriation; and an increased potential for corrupt business practices in certain foreign countries.

LAYERING OF FEES. Lexington's and the Portfolio Company's fees and expenses, including the Management Fee and Services Fee payable to the Adviser, and the compensation of the Hedge Fund Managers result in two levels of fees and greater expense than would be associated with direct investment. Lexington's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 18

TURNOVER RATE. Some of the investment strategies employed by the Portfolio Company may require a high volume of trading. Therefore, turnover and brokerage commissions may be greater than for other investment entities of similar size. In addition, high turnover rate may have adverse federal and state income tax consequences for Members.

PERFORMANCE FEES. Hedge Fund Managers compensated with performance fees may tend to incur more risk than those who receive fixed fees. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent years in determining the fee for such years. Such fee arrangements may give the Hedge Fund Managers incentives to make purchases for the account or fund that are unduly risky or speculative. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though Lexington and the Portfolio Company, as a whole, may incur a net loss.

NO PARTICIPATION IN MANAGEMENT. An investor is not entitled to participate in the management of the Portfolio Company or the conduct of its business.

SUBSTANTIAL REPURCHASES. Substantial repurchases of Units within a limited period of time could require the Portfolio Company to liquidate positions more rapidly than would otherwise be desirable.

MANDATORY REPURCHASE. Lexington has the right to require the repurchase of a Member's Units and thus the withdrawal of a Member. See "Repurchase and Transfer of Units -- Mandatory Repurchases by Lexington."

INCREASE IN ASSETS UNDER MANAGEMENT. As the Portfolio Company's assets increase, more capital will be allocated to the Hedge Fund Managers it selects. It is not known what effect, if any, this will have on the trading strategies utilized by the Hedge Fund Managers or their investment results. No assurance can be given that their strategies will continue to be successful or that the return on the Portfolio Company investments will be similar to that achieved in the past.

STRUCTURED  INVESTMENTS.  The  Portfolio  Company  may  purchase  or enter  into structured investments, including structured notes linked to Hedge Fund performance and swaps or other contracts paying a return equal to the total return achieved by a Hedge Fund. Such investments may have the effect of magnifying the Portfolio Company's investment in and risk exposure to a particular Hedge Fund. The values of structured investments depend largely upon price movements in the underlying investment vehicles to which such structured investments are linked. Therefore, many of the risks applicable to investing directly with Hedge Funds are also applicable to the structured investments. However, structured investments also expose the Portfolio Company to the credit risk of the parties with which it deals. Non-performance by counterparties of the obligations or contracts underlying the structured investments could expose the Portfolio Company to losses, whether or not the transaction itself was profitable. Structured investments may expose the Portfolio Company to additional liquidity risks as there may not be a liquid market within which to close or dispose of outstanding obligations or contracts.

TEMPORARY DEFENSIVE POSITIONS. In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, Lexington or the Portfolio Company (or both) may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, Lexington may not achieve its investment objectives.

DELAY IN USE OF PROCEEDS. Although Lexington and the Portfolio Company currently intend to invest the proceeds of any sales of Units as soon as practicable after the receipt of such proceeds, such investment of proceeds may be delayed if suitable investments are unavailable at the time or for other reasons. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments, or other securities pending their investment in Hedge Funds. Such other investments may be less advantageous, and, as a result, Lexington may not achieve its investment objectives.

TAX RISKS. There are certain tax risk factors associated with an investment in Lexington, particularly with respect to tax-exempt Investors. There can be no assurance that the positions of Lexington relating to the tax consequences of its investment transactions will be accepted by the tax authorities. See "Taxes."

PROVISION OF TAX INFORMATION TO MEMBERS. Lexington will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete federal and state tax or information returns along with any tax information required by law. However, it is not likely that the Portfolio Company will receive tax information from Hedge Funds in a sufficiently timely manner to enable Lexington to prepare its information returns in time for Members to file their returns without requesting an

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 19
extension of the time to file from the Service (or state taxing agencies). Accordingly, it is expected that investors in Lexington will be required to obtain extensions of time to file their tax returns. Lexington anticipates sending Members an unaudited semi-annual and an audited annual report within sixty (60) days after the close of the period for which the report is being made, or as required by the 1940 Act.

ERISA MATTERS. Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Internal Revenue Code of 1986, as amended the ("Code"), ERISA, or both, which may be relevant to a decision as to whether such an investor should invest in Lexington. There may, for example, be issues as to whether such an investment is "prudent" or whether it results in "prohibited transactions." Legal counsel should be consulted by such an investor before investing in Lexington. See "Taxes."

CUSTODY RISK. Custody of the Portfolio Company's assets is held in accordance with the requirements of the 1940 Act and the rules thereunder. However, the Hedge Funds are not required to, and may not, hold custody of their assets in accordance with those requirements. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Hedge Funds have placed their assets could impair the operational capabilities or the capital position of the Hedge Funds and may, in turn, have an adverse impact on Lexington and the Portfolio Company.

ESTIMATES. The Portfolio Company has no ability to assess the accuracy of the valuations received from the Hedge Fund Managers with which the Portfolio Company invests. Furthermore, the net asset values received by the Portfolio Company from such Hedge Fund Managers are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements provided by Hedge Fund Managers may require the Portfolio Company's and Lexington's financial statements to be revised. See "Calculation of Net Asset Value."

POTENTIAL CONFLICTS OF INTEREST. The Adviser and its affiliates, as well as many of the Hedge Fund Managers and their respective affiliates, provide investment advisory and other services to clients other than the Portfolio Company and the Hedge Funds they manage. In addition, investment professionals associated with the Adviser or Hedge Fund Managers may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Adviser and its affiliates, "Other Accounts"). The Portfolio Company and Hedge Funds have no interest in these activities. As a result of the foregoing, the Adviser and Hedge Fund Managers are engaged in substantial activities other than on behalf of the Portfolio Company and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Portfolio Company and Other Accounts.

There may be circumstances under which the Adviser or a Hedge Fund Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Portfolio Company's or a Hedge Fund's assets they commit to such investment. There also may be circumstances under which the Adviser or a Hedge Fund Manager purchases or sells an investment for their Other Accounts and does not purchase or sell the same investment for the Portfolio Company or a Hedge Fund, or purchases or sells an investment for the Portfolio Company and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Adviser, and generally also the policy of the Hedge Fund Managers, that: investment decisions for the Portfolio Company, Investment Accounts and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among their clients, including the Portfolio Company and Hedge Funds. Therefore, the Adviser may not invest the Portfolio Company's assets in certain Hedge Funds in which Other Accounts may invest or in which the Portfolio Company may otherwise invest.

The Adviser, Hedge Fund Managers, and their respective affiliates may have interests in Other Accounts they manage that differ from their interests in the Portfolio Company and Hedge Funds and may manage such accounts on terms that are more favorable to them (e.g., may receive higher fees or performance allocations) than the terms on which they manage the Portfolio Company or Hedge Funds. In addition, the Adviser and Hedge Fund Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and incentive allocations to which the Portfolio Company is subject.

The Hedge Fund Managers are unaffiliated with the Adviser, and the Adviser has no control over such managers and no ability to detect, prevent or protect the Fund from their misconduct or bad judgment. Such managers may be subject to conflicts of interest due to hedge fund incentive fees, which may cause a manager to favor hedge fund clients over other clients. In addition, such

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 20
managers may use conflicting buying and selling strategies for different accounts under their management. Lack of disclosure relating to the payment of fees and provision of services by prime brokers to hedge funds also may mask conflicts.

In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and investor service providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Fund instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

OTHER INVESTORS IN THE PORTFOLIO COMPANY. Other investors in the Portfolio Company may alone or collectively own or acquire sufficient voting interests in the Portfolio Company to control matters relating to the operation of the Portfolio Company. Lexington's inability to control the Portfolio Company may adversely affect Lexington's ability to meet repurchase requests, which requires the cooperation of the Portfolio Company's Board. As a result, Lexington may be required to withdraw its investment in the Portfolio Company or take other appropriate action. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio Company). If securities and other non-cash assets are distributed, Lexington could incur brokerage, tax, or other charges in converting those assets to cash. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of Lexington. Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

LIMITS OF RISK DISCLOSURES

The above discussion covers key risks associated with the Portfolio Company and the Units, but is not, nor is it intended to be, a complete enumeration or explanation of all risks involved in an investment in the Portfolio Company. Prospective investors should read this entire Prospectus and the LLC Agreement and consult with their own advisors before deciding whether to invest in Lexington. An investment in Lexington should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and can bear the economic risk of the investment.

In addition, as the Portfolio Company's investment program changes or develops over time, an investment in Lexington may be subject to risk factors not described in this Prospectus. Lexington, however, will supplement this Prospectus from time to time to disclose any material changes in the information provided herein.

LEXINGTON

Lexington, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on August 5, 2002. Lexington invests substantially all of its investable assets in the Portfolio Company, a separate closed-end, non-diversified, management investment company with the same investment objectives as Lexington.

Lexington's and the Portfolio Company's principal office is located at the Adviser's offices at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606. The Adviser's telephone number is 312-881-6500. Investment advisory services are provided to the Portfolio Company by the Adviser, Glenwood Capital Investments, L.L.C., a limited liability company organized under Illinois law and an indirect subsidiary of Man Group plc, pursuant to an investment advisory agreement most recently approved by the Portfolio Company's Board of Managers on January 16, 2006 (the "Advisory Agreement"). Responsibility for monitoring and overseeing Lexington's management and operation is vested in the individuals who serve on the Board. See "Board of Managers" in the SAI. The Portfolio Company's Board of Managers (the "Portfolio Company's Board") has responsibility for monitoring and overseeing the Portfolio Company's investment program. The Portfolio Company's Board has delegated to the Adviser its rights and powers to the extent necessary for the Portfolio Company's Board to carry out its oversight obligations as may be required by the 1940 Act, state law, or other applicable laws or regulations.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 21

The Board does not believe that the master-feeder structure in which Lexington invests in the Portfolio Company will result in any economies of scale for Lexington. However, the Board believes that Lexington's fees and expenses would be substantially the same whether Lexington invests in the Portfolio Company or invests directly in Hedge Funds.

Lexington may withdraw all of its assets from the Portfolio Company if the Board determines that it is in the best interest of Lexington to do so, provided that the Portfolio Company permits Lexington to tender for repurchase its interest in the Portfolio Company. In the event Lexington withdraws all of its assets from the Portfolio Company, the Board would consider what action might be taken, including investing the assets of Lexington in another pooled investment entity or retaining an investment adviser to manage Lexington's assets in accordance with its investment objectives. Lexington's investment performance may be affected by a withdrawal of its assets from the Portfolio Company (or the withdrawal of assets of another investor in the Portfolio Company).

THE PORTFOLIO COMPANY

The Portfolio Company has been a registered investment company since January 24, 2003. Pursuant to a two-part reorganization transaction completed on January 2, 2003, a previously operating privately offered investment fund that followed substantially identical investment policies to the Portfolio Company and Lexington contributed all of its assets, except those restricted for regulatory reasons, liquidation purposes, or forced redemptions, to the Portfolio Company in exchange for interests in the Portfolio Company. The primary difference between this private investment fund and the Portfolio Company is that following the reorganization of the private investment company, the Portfolio Company became subject to the investment constraints of the 1940 Act and other investment constraints adopted by the Adviser. For information concerning the performance record of that private investment fund and the performance of the Portfolio Company and Lexington, see "Appendix B -- Performance Information."

STRUCTURE

Lexington is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled investment pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited liability companies or limited partnerships that generally are managed more conservatively than most private investment funds. These registered companies impose relatively modest minimum investment requirements, and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but not incentive-based) fees.

Lexington is similar to a private investment fund in that, through its investment in the Portfolio Company, it is actively managed and Units are sold to Eligible Investors (primarily high net worth individual and institutional investors, as defined below, subject to applicable requirements). In addition, the Hedge Fund Managers of the Hedge Funds will typically be entitled to receive incentive-based compensation. Unlike many private investment funds, however, Lexington, as a registered closed-end investment company, can offer Units without limiting the number of Eligible Investors that can participate in its investment program and may publicly promote the sale of Units. The structure of Lexington is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting Lexington to the limitations on the number of investors and the manner of offering faced by many of those funds.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 22

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVES

Lexington and the Portfolio Company's investment objectives are:

o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

o    To generate attractive returns and thereby increase investors' wealth.

o    To produce returns which have low correlation with major market indices.

Lexington attempts to achieve its objectives by investing substantially all of its investable assets in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach to attain these objectives. The Portfolio Company emphasizes efficient allocation of investor capital among hedge funds and other pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") with a range of investment strategies, managed by independent investment managers (the "Hedge Fund Managers"). The Adviser believes that there are benefits to be derived from exposure to a broad range of Hedge Funds and investment strategies and that the fund of funds approach maximizes the potential for stable, positive returns over a full economic cycle.

The investment objectives of Lexington and the Portfolio Company are non-fundamental and may be changed by the Board and the Portfolio Company's Board, respectively. Except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of Lexington and the Portfolio Company are not fundamental and may be changed by the Board and the Portfolio Company's Board, respectively. Lexington's and the Portfolio Company's fundamental investment policies are listed in the SAI. The Portfolio Company's principal investment policies and strategies are discussed below.

INVESTMENT POLICIES

Allocation among Hedge Funds and Hedge Fund Managers and their respective investment strategies is a basic policy of the Adviser designed to give the Portfolio Company significantly greater stability of return than would be likely were its capital managed pursuant to a limited number of Hedge Funds or investment strategies. Different Hedge Funds, investment strategies, and Hedge Fund Managers may perform well over a complete market cycle, although their periods of above average and below average performance will not necessarily coincide.

The Portfolio Company's allocation program is intended to permit it to maintain substantial upside potential under a wide range of market conditions while reducing the variability of return. Furthermore, while some of the investment strategies used by individual Hedge Funds and Hedge Fund Managers involve a high degree of risk, the Adviser believes that the Portfolio Company's allocation to a number of different strategies and Hedge Fund Managers will reduce the overall risk associated with investments in Hedge Funds.

Lexington offers Eligible Investors the following potential advantages:

o Spreading of risk across a number of investment strategies, Hedge Fund Managers, Hedge Funds, and markets.

o Professional selection and evaluation of investments and Hedge Fund Managers. The principals of the Adviser have extensive experience in applying multi-strategy, multi-manager investment approaches.

o Ability to invest with Hedge Fund Managers whose minimum account size is higher than most individual investors would be willing or able to commit.

o    Limited liability.

o    Administrative convenience.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 23

INVESTMENT STRATEGIES

Investment strategies pursued by Hedge Funds selected for the Portfolio Company involve a wide range of investment techniques. The following general descriptions summarize certain investment strategies that may be pursued by Hedge Funds selected by the Adviser for the Portfolio Company. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Hedge Fund Managers.

EQUITY HEDGE. Equity hedge is characterized by investment managers investing in domestic and international equity markets with a strong commitment to running portfolios on a highly-hedged basis. Portfolios may be run with a purely balanced exposure or within tight bands of net exposure. Returns can be driven by fundamental or quantitative security selection, both within sectors or across sectors, but without a significant beta exposure in the portfolio.

MULTI-STRATEGY. Investment managers in this style take a multi-disciplinary approach to trading in various markets, including equities, bonds, derivatives and commodities. These investment managers often attempt to exploit synergies among their individual research teams. Strategies may include, but are not limited to, relative value, event-driven, equity hedge and commodity and trading strategies.

EVENT-DRIVEN. Investment managers within the event-driven strategy focus on corporate events such as bankruptcies, mergers, reorganizations, spin-offs, restructurings and changes in senior management that have the potential to significantly change the future prospects, and the future valuation, of a company.

Major strategies within the event-driven area are distressed securities, and mergers and reorganizations (risk arbitrage). Investing in distressed securities typically involves buying or selling short securities of companies that are in or facing bankruptcy, reorganization or other distressed situations. The mergers and reorganizations strategy involves purchasing and selling short shares of target and acquiring corporations, respectively, in anticipation of a merger transaction.

RELATIVE VALUE. These managers attempt to exploit mispricings within different securities of either the same issuer or of issuers with similar fundamental characteristics. This strategy often involves exploiting the optionality that may be present in select securities, particularly convertible bonds. Typical strategies include convertible bond arbitrage, credit arbitrage and derivatives arbitrage.

VARIABLE EQUITY. These investment managers invest in domestic and international equity markets. Some investment managers may shift gross and net exposures over time as market conditions change, while other investment managers may position their portfolios consistently net-long or net-short. Returns are driven by the individual stock selection skills, following either fundamental or quantitative selection criteria, along with the ability to identify shifts in market direction.

COMMODITY AND TRADING. Commodity and trading is a style that aims to generate alpha by directional or arbitrage related trading in a broader range of markets than equities and/or bonds. The underlying investment managers can be purely model-driven or fundamentally-driven or a combination of the two, and there is often a strong component of exploiting market momentum opportunities within this category.

In addition, the Portfolio Company may make certain direct investments for hedging purposes.

ALLOCATION AMONG INVESTMENT STRATEGIES

The Adviser anticipates that the Portfolio Company will continuously maintain investments in several different strategies directed by a number of Hedge Fund Managers. Each investment strategy may be represented in the Portfolio Company's portfolio by one or more Hedge Funds. In selecting an investment strategy, the Adviser evaluates the effect of investing in such strategy on the overall asset allocation of the Portfolio Company. Emphasis is given to the degree to which an investment strategy's performance is expected to be independent of the performance of strategies already being used by Hedge Funds represented in the Portfolio Company.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 24

In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or repurchases, Lexington or the Portfolio Company (or both) may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments.

LEVERAGE

In effecting the Portfolio Company's investment strategies, the Portfolio Company may leverage its investments with Hedge Fund Managers through bank borrowings in an amount not expected to exceed 20% of gross assets. Lexington may leverage its investment in the Portfolio Company through bank borrowings in an amount not expected to exceed 20% of gross assets. In addition, the Portfolio Company and Lexington may engage in short-term borrowing from a credit line or other credit facility in order to meet redemption requests, for bridge financing of investments in Hedge Funds, in the case of the Portfolio Company, or for cash management purposes. Lexington and the Portfolio Company may choose to engage in such leveraging of their investments because they believes it can generate greater returns on such borrowed funds than the cost of borrowing. However, there is no assurance that returns from borrowed funds will exceed interest expense. Borrowings are subject in aggregate to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. Short-term borrowings for the purpose of meeting redemption requests, for bridge financing of investments in Hedge Funds, or for cash management purposes are not considered the use of investment leverage, and are subject to the above asset coverage requirement. The Portfolio Company may be required to pledge assets when borrowing, which, in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests. In addition, the terms of any borrowing may impose certain investment restrictions on the Portfolio Company.

The following table is designed to illustrate the effect on the return to a holder of the Fund's Units of leverage in the amount of 20% of the Fund's gross assets. The table assumes hypothetical annual returns of the Fund's portfolio of minus 10% to plus 10%, and an assumed utilization of leverage in the amount of 20% of the Fund's gross assets with a cost of borrowing of approximately 6.31% payable for such leverage based on market rates as of the date of this Prospectus. The Fund's actual cost of leverage will be based on market rates at the time the Fund borrows money for investment leverage, and such actual cost of leverage may be higher or lower than that assumed in the previous example. As the table shows, leverage generally increases the return to Members when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return (net of expenses).............        (10)%        (5)%          0%          5%          10%
                                                           ------------ ------------ ----------- ----------- -------------
Corresponding Unit Return Assuming 20% Leverage..             (13.26)%     (7.26)%      (1.26)%      4.74%       10.74%

Many Hedge Fund Managers also use leverage in their investment activities through purchasing securities on margin and through selling securities short. Hedge Fund Managers may also use leverage by entering into total return swaps or other derivative contracts as well as repurchase agreements whereby the Hedge Fund Manager effectively borrows funds on a secured basis by "selling" portfolio securities to a financial institution for cash and agreeing to "repurchase" such securities at a specified future date for the sales price paid plus interest at a negotiated rate. Certain Hedge Fund Managers also trade futures, which generally involves greater leverage than other investment activities due to the low margin requirements associated with futures trading.

INVESTMENT SELECTION

The Adviser is responsible for the allocation of assets to various Hedge Funds, subject to policies adopted by the Board of Managers.

SELECTION OF HEDGE FUND MANAGERS. The Hedge Fund Managers may manage the Portfolio Company's assets through pooled vehicles such as investment companies, private limited partnerships and limited liability companies. The Portfolio Company may, on rare occasions (e.g., to gain access to Hedge Funds that are closed to new investors), also access Hedge Funds indirectly through structured notes, swaps, and other derivative contracts whose return is tied to the Hedge Funds' performance. Hedge Fund Managers are selected with the objective of obtaining quality management and a broad range of strategies. The compensation

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 25
earned by the Hedge Fund Managers can involve fixed fees based on the value of the assets under management, performance fees based on profits earned by Hedge Fund Managers (often 15 - 25% of such profits, but which may be higher) or a combination thereof.

An important element of the Hedge Fund Manager selection process is the Adviser's subjective assessment of the ability and character of prospective Hedge Fund Managers. Although many of the Hedge Fund Managers selected are successful, highly regarded members of their industry, on occasion the Adviser may select relatively new and unproven Hedge Fund Managers whom it believes demonstrate unusual potential.

In conducting its due diligence, the Adviser generally visits prospective Hedge Fund Managers. To the extent that such information is available, the Adviser considers a prospective Hedge Fund Manager's risk management program; use of leverage; use of short sales, futures, and options; degree of market exposure; spreading of risk among various investment positions; and a broad range of other areas, including organizational and operational criteria. The Adviser also conducts quantitative evaluations of a prospective Hedge Fund Manager's performance. In addition, the Adviser considers a variety of factors, including the following, in selecting prospective Hedge Fund Managers.

o    Past performance during favorable and unfavorable market conditions.

o    Spreading of risk in relation to other Hedge Fund Managers.

o    Amount of assets under management.

o    Absence of significant conflicts of interest.

o    Overall integrity and reputation.

o    Percentage of business time devoted to investment activities.

o    Fees charged.

The principals of the Adviser have several sources, including the following, for identifying prospective Hedge Fund Managers.

o    Referrals from other advisers, brokers and investors.

o Knowledge obtained through current and past investment activities of potential Hedge Fund Managers who manage only proprietary capital or who are employed by other financial entities.

o    Articles, publications, and performance measurement services.

PORTFOLIO CONSTRUCTION. Allocation will depend on the Adviser's assessment of the likely risks and returns of various investment strategies that the Hedge Funds utilize and the likely correlation among the Hedge Funds under consideration. The Adviser uses a combination of qualitative and proprietary quantitative screens to efficiently distill the universe of thousands of managers down to a shorter list of the "best" prospects, those that the Adviser believes have the greatest potential to add value to its portfolios. It then conducts due diligence on these prospects by evaluating the investment processes and by focusing on each of these Hedge Funds as a small dynamic business. As part of its due diligence process, the Adviser evaluates the challenges and potential hurdles it believes each manager might face and its ability to successfully navigate such hurdles.

ONGOING EVALUATION OF INVESTMENTS. As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and in some cases, the extent to which leverage is used. The Hedge Fund Managers selected by the Portfolio Company have full discretion, without the Portfolio Company's input, to purchase and sell securities and other investments for their respective Hedge Funds consistent with the relevant investment advisory agreements, partnership agreements, or other governing documents of the Hedge Funds. The Hedge Funds are generally not limited in the markets in which they invest, either by location or type, such as

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 26

U.S. or non-U.S., large capitalization, or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Hedge Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques to hedge other holding of the Hedge Funds or for any other purpose. Although the Hedge Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in currencies, financial futures, and equity- and debt-related instruments (i.e., instruments that may derive all or a portion of their value from equity or debt securities). The Hedge Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of a Hedge Fund, and involves certain risks. The Hedge Funds may use leverage, which also entails risk. See "Risk Factors -- Principal Risk Factors Relating to Types of Investments and Related Risks."

The Adviser evaluates the risks of the Portfolio Company's portfolio and of individual Hedge Funds. The primary goal of this process with respect to individual Hedge Funds is to determine the degree to which the Hedge Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Portfolio Company's assets among those Funds. With respect to aggregate portfolio evaluation, the Adviser endeavors to monitor the Portfolio Company's aggregate exposures to various investment strategies and to various aggregate risks.

The Adviser evaluates the operation and performance of a Hedge Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Hedge Fund Manager and the prevailing market conditions. The Adviser solicits such information from the Hedge Fund Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of a Hedge Fund. The Adviser conducts reviews with Hedge Fund Managers and the Adviser's network. The Adviser may make periodic assessments, based on any information available to it, of the degree to which multiple Hedge Funds are making substantially similar trades, which might narrow the range of assets in the Portfolio Company's portfolio. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be reviewed, as appropriate and to the extent the information is available to the Adviser.

To the extent that the Adviser has sufficient historical or contemporaneous information to do so, the Adviser may periodically adjust the Portfolio Company's allocations among Hedge Funds based on the Adviser's assessment of a number of factors, including: (i) the degree to which the Hedge Fund Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether, and to what degree, the focus, incentives and investment strategy of the Hedge Fund Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Portfolio Company.

EVALUATION OF HEDGE FUND MANAGERS AND INVESTMENTS

The Adviser evaluates the performance of the Portfolio Company's Hedge Fund Managers on a regular basis. Hedge Fund Managers are also contacted by the Adviser for their analysis of significant events as they relate to their investment strategies and influence their investment decisions. The Adviser also makes periodic comparative evaluations of Hedge Fund Managers and other managers utilizing similar investment strategies.

If a Hedge Fund Manager's relative performance is poor or if significant changes occur in a Hedge Fund Manager's approach or investments or for other reasons, the capital allocation to that Hedge Fund Manager may be reduced or withdrawn. The allocations of the Portfolio Company's assets among different investment strategies and Hedge Fund Managers are adjusted from time to time to reflect the Adviser's analysis of which strategies and Hedge Fund Managers are best suited to current market conditions.

               MANAGEMENT OF LEXINGTON AND THE PORTFOLIO COMPANY

GENERAL

Lexington's Board and the Portfolio Company's Board provide broad oversight over the operations and affairs of Lexington and the Portfolio Company, respectively. A majority of the Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of Lexington (the "Independent Managers"). Similarly, a majority of the Portfolio Company's Board is comprised of persons

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 27
who are not "interested persons" of the Portfolio Company (the "Portfolio Company's Independent Managers").

The Adviser was formed as a limited liability company under the laws of the State of Illinois in March 1998 and is a registered investment adviser under the Advisers Act. The Adviser is registered as a commodity trading advisor and a commodity pool operator with the CFTC and is a member of the National Futures Association in such capacities. The Adviser also serves as portfolio manager to private investment funds, some of which utilize a multi-manager, multi-strategy investment approach similar to that of the Portfolio Company. The Adviser may in the future serve as an investment adviser or general partner of other registered and unregistered private investment companies. The offices of the Adviser are located at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois, 60606. The Adviser's telephone number is 312-881-6500.

The Adviser is an indirect, wholly owned subsidiary of Man Group plc, a company listed on the London Stock Exchange, which is a constituent of the FTSE100 Index of leading U.K. companies. Man Group plc is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities.

The Adviser has assembled a closely-knit team of investment management specialists with considerable experience in the hedge fund industry. It has also built an extensive network of industry contacts and a proprietary database with a large number of managers, enabling it to offer investors access to some of the finest investment management talent. The Adviser believes that its rigorous portfolio construction process and disciplined investment management approach have earned the Adviser a reputation as a leading, established provider of multi-strategy, multi-manager funds of hedge funds (generally funds of unaffiliated funds).

The Adviser has the responsibility to implement the Portfolio Company's investment program, subject to the ultimate supervision of, and any policies established by, the Portfolio Company's Board. Under the terms of the Advisory Agreement, the Adviser allocates the Portfolio Company's assets and regularly evaluates each Hedge Fund to determine whether its investment program is consistent with the Portfolio Company's investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Portfolio Company's assets among Hedge Funds, terminate its relationship with Hedge Funds and select additional Hedge Funds, subject in each case to the ultimate supervision of, and any policies established by, the Portfolio Company's Board.

As compensation for services required to be provided by the Adviser under the Advisory Agreement, the Portfolio Company pays the Adviser a quarterly Management Fee computed at the annual rate of 1.75% of the aggregate value of outstanding Units determined as of the last day of each calendar month (before any repurchases of Units).

The personnel of the Adviser principally responsible for management of the Portfolio Company are highly experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Portfolio Company should have access to a large number of Hedge Funds from which to select.

The personnel of the Adviser who have primary responsibility for management of the Portfolio Company, including the selection of Hedge Fund Managers and the allocation of the Portfolio Company's assets among the Hedge Fund Managers, are:

JOHN B. ROWSELL. Dr. Rowsell, President of the Adviser, joined the Adviser in 2001 as a member of the investment committee. Before joining the Adviser, Dr. Rowsell managed an internal hedge fund at McKinsey & Company from mid-1998. Prior to that, he was a managing director in alternative asset management at Carr Global Advisors, a subsidiary of Credit Agricole Indosuez. Dr. Rowsell had also been the Director of Research for Credit Agricole Futures. Dr. Rowsell was an adviser to Goldman Sachs between 1995 and 2001 as a member of the Index Policy Committee, Goldman Sachs Commodity Index. He was also a Director at the Chicago Mercantile Exchange and an adjunct professor at the Illinois Institute of Technology, Stuart School of Business. Dr. Rowsell received a B.Sc. from the University of Guelph in Canada in 1982 and his M.S. and Ph.D. from Virginia Polytechnic Institute in 1987 and 1991, respectively.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 28

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STEVE F.  FREED.  Mr.  Freed  joined  the  Adviser  in 2001 as a  member  of the investment committee. Prior to joining the Adviser, Mr. Freed was a Director and
Principal  at  William  M.  Mercer  Investment  Consulting,   Inc.  Mr.  Freed's
responsibilities  at Mercer  included  chairing  the firm's  Research and Policy
Committee,   conducting  due  diligence  on  both  hedge  fund  and  traditional investment managers as part of the firm's national Manager Research Group, and developing asset allocation strategies through the use of asset and liability modeling. Prior to his employment at Mercer, Mr. Freed was a pension actuary at Towers Perrin from mid-1990 to early 1996. Mr. Freed received his B.S. in Actuarial Science from the University of Illinois at Urbana-Champaign in 1990 (summa cum laude) and his MBA with specialization in finance from the University of Chicago Graduate School of Business in 1997. Mr. Freed is a Chartered Financial Analyst (CFA) and an Associate of the Society of Actuaries (ASA).

MICHAEL J. JAWOR. Mr. Jawor joined the Adviser in 2001 as a member of the investment committee. From mid-1994 until joining the Adviser, he was a co-portfolio manager of Sirius Partners, L.P., a fund of hedge funds where he was responsible for all aspects of hedge fund manager evaluation. Mr. Jawor's prior background also includes eight years as a manager in the First National Bank of Chicago's global derivatives business. In this role he was responsible for both product development and market making of over-the-counter portfolios in interest rate (3 years), commodity (3 years) and equity (2 years) derivatives. Mr. Jawor received a BBA (cum laude) from Loyola University of Chicago in 1981, an MBA from the University of Chicago in 1986 and is a Chartered Financial
Analyst (CFA). Anthony M. Lawler. Mr. Lawler joined the Adviser in 2002 and became a member of the investment committee in 2005. Mr. Lawler has a broad investment analysis background and has spent time in sell-side research, M&A investment banking, and venture capital. Prior to joining the Adviser, Mr. Lawler was a sell-side equity research analyst at Prudential Securities from 2001 to 2002, publishing both company and industry research regarding application software. Prior to Prudential, Mr. Lawler was a manager at a venture capital firm (Castling Group from 1999 to 2001) with responsibilities for sourcing, evaluating and structuring investment opportunities. Mr. Lawler began his career as a mergers and acquisitions investment banking analyst at Merrill Lynch from 1998 to 1999. Mr. Lawler has served on the board of directors of a private company. Mr. Lawler earned a BS in Finance (Highest Honors) from the University of Illinois in 1998 and an MBA in Economics and Finance from the University of Chicago in 2005.

LANCE DONENBERG. Mr. Donenberg joined the Adviser in 2006 as a member of the investment committee. From 1999 until joining the Adviser, he was a founding principal with Balyasny Asset Management ("BAM"), a multi-strategy hedge fund. His responsibilities at BAM included allocating proprietary capital to external managers. Prior to BAM, Mr. Donenberg worked at Schonfeld Securities where he was a Portfolio Manager for a fund of hedge funds. Mr. Donenberg's prior experience includes Deloitte Consulting from 1997 to 1999 and Ernst & Young from 1993 to 1994. Mr. Donenberg received a BCom (Finance) from University of Witwatersrand in 1991, BCom Honors (Economics) from UNISA (University of South Africa) in 1993, and an MBA from the Kellogg Graduate School of Management, Northwestern University in 1997.

Included in the SAI is information regarding the individuals listed above, including the structure and method by which they are compensated, and other accounts they manage. None of the individuals listed above owns securities in Lexington.

ADMINISTRATIVE, ACCOUNTING, CUSTODY, TRANSFER AGENT, AND REGISTRAR SERVICES

SEI Investments Global Funds Services ("SEI") acts as Lexington's and the Portfolio Company's fund accounting agent, transfer agent, and registrar. Under the terms of the administration agreements with Lexington and the Portfolio Company, SEI also provides certain administrative services to Lexington and the Portfolio Company, including, among others: providing support services and personnel as necessary to provide such services to Lexington and the Portfolio Company; handling Member inquiries regarding Lexington, including but not limited to basic questions concerning their investments in Lexington and capital account balances; preparing or assisting in the preparation of various reports, assisting in the communications and regulatory filings of Lexington and the Portfolio Company; assisting in the review of investor applications; monitoring Lexington's and the Portfolio Company's compliance with federal and state regulatory requirements (other than those relating to investment compliance); coordinating and organizing meetings of the Board and meetings of Members and preparing related materials; and maintaining and preserving certain books and records of Lexington and the Portfolio Company. SEI Private Trust Company ("SEI Trust Company") serves as the Portfolio Company's custodian and maintains custody of the Portfolio Company's assets. The principal business address of SEI and SEI Trust Company is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 29

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In  consideration  for these  administrative  services and for fund  accounting, transfer agent, custodial, and registrar services provided to Lexington and, proportionately based on Lexington's investment in the Portfolio Company, to the Portfolio Company, Lexington pays SEI a quarterly Accounting and Other Services Fee computed at the annual rate of up to 0.25%, subject to certain minimum fees, of the aggregate value of outstanding Units determined as of the last day of each calendar month and paid quarterly, a portion of which is paid by the Portfolio Company based on Lexington's proportionate investment in the Portfolio Company.

Under the terms of the Services Agreement with Lexington, the Adviser provides certain administrative services to Lexington. These services include certain legal and accounting support services, certain corporate record keeping functions the provision of office space, and oversight and direction of other service providers, including SEI, which provides other administrative services to Lexington and the Portfolio Company as described above. In consideration of these services, Lexington pays the Adviser a quarterly Services Fee computed at the annual rate of 0.25% of the aggregate value of outstanding Units determined as of the last day of each month, before repurchase of any Units.

INVESTOR SERVICING ARRANGEMENTS

Under the terms of an investor servicing agreement between Lexington and the Distributor (the "Investor Servicing Agreement") that has been approved by the Board, the Distributor is authorized to retain Investor Service Providers, which are broker-dealers and certain financial advisors to provide ongoing investor services and account maintenance services to Members that are their customers. These services include, but are not limited to, handling Member inquiries regarding Lexington (e.g., responding to questions concerning investments in Lexington, capital account balances, and reports and tax information provided by Lexington); assisting in the enhancement of relations and communications between Members and Lexington; assisting in the establishment and maintenance of Member accounts with Lexington; assisting in the maintenance of Fund records containing Member information; and providing such other information and Member liaison services as the Distributor may reasonably request. The principal place of business of the Distributor, Man Investments, Inc., is 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606.

Under the Investor Servicing Agreement, Lexington pays a quarterly Investor Servicing Fee computed at the annual rate of 0.50% of the aggregate value of its outstanding Units, determined as of the last day of each calendar month and paid quarterly (before any repurchases of Units), to the Distributor to reimburse it for payments made to Investor Service Providers and for the Distributor's ongoing investor servicing. Each Investor Service Provider is paid based on the aggregate value of outstanding Units held by Members that receive services from the Investor Service Provider. The Distributor is entitled to reimbursement under the Investor Servicing Agreement for any payments it may make to any affiliated Investor Service Providers. In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and Investor Service Providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services.

HEDGE FUND MANAGERS

Set out below are practices that the Adviser expects that Hedge Fund Managers may follow. However, no guarantee or assurances can be made that similar practices will be followed or that any Hedge Fund Manager will adhere to, and comply with, its stated practices.

The Adviser anticipates that each Hedge Fund Manager will consider participation by the Portfolio Company or a Hedge Fund in which the Portfolio Company invests in all appropriate investment opportunities that are also under consideration for investment by the Hedge Fund Manager for Hedge Funds and other accounts managed by the Hedge Fund Managers, (collectively, the "Hedge Fund Manager Accounts"), that pursue investment programs similar to that of the Portfolio Company or the Hedge Fund. Circumstances may arise, however, under which a Hedge Fund Manager will cause its Hedge Fund Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Hedge Fund Manager will commit assets of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests. Circumstances may also arise under which a Hedge Fund Manager will consider participation by its Hedge Fund Manager Accounts in investment opportunities in which the Hedge Fund Manager intends not to invest on behalf of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests, or vice versa.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 30

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Situations  may occur  when the  Portfolio  Company  could be  disadvantaged  by investment activities conducted by the Hedge Fund Manager for the Hedge Fund Manager Accounts. These situations may arise as a result of, among other things:
(1) legal restrictions on the combined size of positions that may be taken for the Portfolio Company, or a Hedge Fund in which the Portfolio Company invests and/or Hedge Fund Manager Accounts (collectively "Co-Investors" and individually a "Co-Investor"), limiting the size of the Portfolio Company's or a Hedge Fund in which the Portfolio Company invests' position; (2) legal prohibitions on the Co-Investors participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

Each Hedge Fund Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Hedge Fund Manager that are the same, different from or made at different times than positions taken for the Portfolio Company or a Hedge Fund in which the Portfolio Company invests.

Hedge Fund Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Hedge Fund Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Hedge Fund Manager Accounts or the Portfolio Company.

                            SUBSCRIPTIONS FOR UNITS

SUBSCRIPTION TERMS

Lexington currently intends to accept subscriptions for Units as of the first business day of each calendar month through December 1, 2007 or at such other times as may be determined by the Board. It is expected that beginning January 1, 2008, Units will be offered on a quarterly basis or at such other times as may be determined by the Board. The Board may discontinue accepting subscriptions on a monthly or quarterly basis at any time. Any amounts received in connection with the offer of Units and closings will promptly be placed in an escrow account with SEI, as Lexington's escrow agent, prior to their investment in Lexington. All subscriptions are subject to the receipt of cleared funds prior to the applicable subscription date in the full amount of the subscription. Although Lexington may accept, in its sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received. The investor must also submit a completed subscription agreement before the applicable subscription date.
Lexington reserves the right to reject any subscription for Units and the Adviser may, in its sole discretion, suspend subscriptions for Units at any time and from time to time.

The minimum initial investment in Lexington from each investor is $25,000, and the minimum additional investment in Lexington is $10,000. The minimum initial and additional investments may be reduced by Lexington with respect to individual investors or classes of investors (for example, with respect to certain key employees or Managers of Lexington, the Adviser or its affiliates). Lexington may accept investments for any lesser amount under certain circumstances, including where an investor has significant assets under the management of the Adviser or an affiliate, in the case of regular follow-on investments, and other special circumstances that may arise. Certain selling broker-dealers and financial advisors may impose higher minimums. Lexington may, in its discretion, cause Lexington to repurchase all of the Units held by a Member if the Member's capital account balance in Lexington, as a result of repurchase or transfer requests by the Member, is less than $10,000.

Except as otherwise permitted by Lexington, initial and any additional contributions to the capital of Lexington by any Member must be made in cash, and all contributions must be transmitted by the time and in the manner that is specified in the subscription documents of Lexington. Initial and any additional contributions to the capital of Lexington will be payable in one installment. Although Lexington may, in its discretion, accept contributions of securities, Lexington does not currently intend to accept contributions of securities. If Lexington chooses to accept a contribution of securities, the securities would be valued in the same manner as Lexington, and where appropriate, the Portfolio Company, value their other assets.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 31

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Each new Member must agree to be bound by all of the terms of the LLC Agreement.
Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an "Eligible Investor" as described below and is purchasing a Unit for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Unit.

INVESTOR QUALIFICATIONS

Each investor will be required to represent that he, she, or it is acquiring Units directly or indirectly for the account of an "Eligible Investor," which includes a person who is:

o A natural person whose individual net worth, or joint net worth with that person's spouse, immediately prior to the time of purchase exceeds $1,000,000, or

o A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year, or

o An individual or entity that has an account managed by an investment advisor registered under the Advisers Act and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account.

Existing Members subscribing for additional Units will be required to verify their status as Eligible Investors at the time of the additional subscription. In addition, Eligible Investors may not be charitable remainder trusts. You must complete and sign an investor certification that you meet these requirements before you may invest in Lexington. The form of this investor certification is contained in Appendix A of this Prospectus. Various brokers that have entered into selling agreements with the Distributor may use differing investor certifications, which cannot, however, alter Lexington's requirement that an investor be, at a minimum, an Eligible Investor.

                       REPURCHASES AND TRANSFERS OF UNITS

NO RIGHT OF REDEMPTION

No Member or other person holding Units acquired from a Member will have the right to require Lexington to repurchase those Units. There is no public market for Units, and none is expected to develop. With very limited exceptions, Units are not transferable and liquidity normally will be provided only through limited repurchase offers that will be made from time to time by Lexington. Any transfer of Units in violation of the LLC Agreement, which requires Board approval of any transfer, will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Units by Lexington, as described below. For information on Lexington's policies regarding transfers of Units, see "Repurchases, Mandatory Redemptions and Transfers of Units -- Transfers of Units" in the SAI.

REPURCHASES OF UNITS

Lexington from time to time will offer to repurchase outstanding Units pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Units.

In determining whether Lexington should repurchase Units from Members pursuant to written tenders, the Board will consider a variety of factors. The Board currently expects that Lexington will offer to repurchase Units quarterly as of the last business day of March, June, September, and December. The Board will consider the following factors, among others, in making its determination:

o    whether any Members have requested to tender Units to Lexington;

o    the liquidity of Lexington's assets;

o    the investment plans and working capital requirements of Lexington;

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 32

o    the relative economies of scale with respect to the size of Lexington;

o    the history of Lexington in repurchasing Units;

o    the economic condition of the securities markets; and

o    the anticipated tax consequences of any proposed repurchases of Units.

Lexington's assets consist primarily of its interest in the Portfolio Company. Therefore, in order to finance the repurchase of Units pursuant to the repurchase offers, Lexington may find it necessary to liquidate all or a portion of its interest in the Portfolio Company. Because interests in the Portfolio Company may not be transferred, Lexington may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company. Lexington will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for Portfolio Company interests. The Portfolio Company's Board of Managers (the "Portfolio Company's Board") expects that the Portfolio Company will conduct repurchase offers on a quarterly basis in order to permit Lexington to meet its obligations under its repurchase offers. However, there are no assurances that the Portfolio Company's Board will, in fact, decide to undertake such a repurchase offer. Lexington cannot make a repurchase offer larger than a repurchase offer made by the Portfolio Company. The Portfolio Company will make repurchase offers, if any, to all of its investors, including Lexington, on the same terms, which practice may affect the size of the Portfolio Company's offers. Subject to the Portfolio Company's investment restriction with respect to borrowings, the Portfolio Company may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

The Board will determine that Lexington repurchase Units from Members pursuant to written tenders only on terms the Board determines to be fair to Lexington and Members. When the Board determines that Lexington will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Units for repurchase. Members who are deciding whether to tender their Units or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Units from Lexington during the period the offer remains open.

When Units are repurchased by Lexington, Members will generally receive cash distributions equal to the value of the Units repurchased. However, in the sole discretion of Lexington, the proceeds of repurchases of Units may be paid by the in-kind distribution of securities held by Lexington, or partly in cash and partly in-kind. Lexington does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that Lexington does not have sufficient cash to pay for Units that are repurchased or if making a cash payment would result in a material adverse effect on Lexington or on Members not tendering Units for repurchase. See "Risk Factors -- Principal Risk Factors Relating to Lexington's Structure." Repurchases will be effective after receipt and acceptance by Lexington of all eligible written tenders of Units from Members.

A Member that tenders its Units will generally have a taxable event when those Units are repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member's adjusted tax basis in the Units. A loss, if any, will be recognized only after the Member has received full payment from Lexington for the Units.

REPURCHASE PROCEDURES

Lexington may have to effect a withdrawal from the Portfolio Company to pay for the Units being repurchased, and, in turn, the Portfolio Company may have to effect withdrawals from those Hedge Funds to pay for the repurchase of Lexington's interest in the Portfolio Company. Due to liquidity restraints associated with the Portfolio Company's investments in Hedge Funds, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued for purposes of determining their repurchase price as of a quarter end (the "Valuation Date") that is approximately 30 days after the date by which Members must submit a repurchase request. Lexington will generally pay (a) Members who have tendered all of their Units (or an amount that would cause their capital account, as discussed below, to fall below the minimum amount) an initial payment equal to 95% of the value of the Units repurchased and (b) all other Members the entire value of their Units that have been repurchased, approximately one month after the Valuation Date. Any balance due will be determined and paid promptly after completion of Lexington's annual audit and be subject to audit adjustment. The amount that a Member may expect to

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 33

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receive on the repurchase of the Member's Units will be the value of those Units determined on the Valuation Date based on the net asset value of Lexington's assets as of that date. This amount will be subject to adjustment upon completion of the annual audit of Lexington's financial statements for the fiscal year in which the repurchase is effected (which are expected to be completed within sixty (60) days after the end of each fiscal year).

Under these procedures, Members will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of Units as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Units and the date they can expect to receive payment for their Units from Lexington. However, upon the expiration of a repurchase offer (i.e., approximately 30 days prior to the Valuation Date), Lexington will (i) earmark assets and/or (ii) deposit into an escrow account an amount of Hedge Fund securities being liquidated and cash, approximately equal to the payment required to redeem all Units accepted for repurchase. The deposit of such amount may be delayed under circumstances where the Portfolio Company has determined to redeem its interests in Hedge Funds to cover Lexington's repurchase offer, but has experienced delays in receiving payments from the Hedge Funds. Members will be notified in advance of the expected payment date.

A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance of $10,000. If a Member tenders a portion of the Member's Units and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, Lexington reserves the right to reduce the portion of Units to be purchased from the Member so that the required minimum balance is maintained.

Repurchases of Units by Lexington are subject to SEC rules governing issuer self-tender offers and will be made only in accordance with these rules.

MANDATORY REPURCHASE BY LEXINGTON

The LLC Agreement provides that Lexington may repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances, including if: (i) ownership of the Units by the Member or other person will cause Lexington to be in violation of certain laws; (ii) continued ownership of the Units may adversely affect Lexington; (iii) any of the representations and warranties made by a Member in connection with the acquisition of the Units was not true when made or has ceased to be true; or (iv) it would be in the best interests of Lexington to repurchase the Units or a portion thereof. Members whose Units, or a portion thereof, are repurchased by Lexington will not be entitled to a return of any amount of sales load, if any, that may have been charged in connection with the Member's purchase of the Units.

CALCULATION OF NET ASSET VALUE

Lexington computes its net asset value as of the last business day of each "fiscal period" (as defined under "Units and Capital Accounts" below). Such computation is expected to occur, subject to the Board's discretion, on a monthly basis through December 1, 2007 and, beginning January 1, 2008, on a calendar quarterly basis thereafter. In determining its net asset value, Lexington will value its investments as of such fiscal period end. The net asset value of Lexington will equal the value of the assets of Lexington, less all of its liabilities, including accrued fees and expenses. In computing its net asset value, Lexington will value its interest in the Portfolio Company at the net asset value provided by the Portfolio Company to Lexington.

The Portfolio Company's Board has approved procedures pursuant to which the Portfolio Company values its investments in Hedge Funds at fair value. As a general matter, the fair value of the Portfolio Company's interest in a Hedge Fund represents the amount that the Portfolio Company could reasonably expect to receive from a Hedge Fund or from a third party if the Portfolio Company's interest were redeemed or sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Portfolio Company believes to be reliable. In accordance with these procedures, fair value as of each fiscal period end ordinarily is the value determined as of such fiscal period end for each Hedge Fund in accordance with the Hedge Fund's valuation policies and reported by the Hedge Fund at the time of each valuation to the Portfolio Company. Under some circumstances, the Portfolio Company or the Adviser may determine, based on other information available to the Portfolio Company or the Adviser, that a Hedge Fund's reported valuation does not represent fair value. In addition, the Portfolio Company may not have a Hedge Fund's reported valuation as of a particular fiscal period end -- for example, in the unlikely event that a Hedge Fund does not report a fiscal period end value to the Portfolio Company on a timely basis. In such cases, the Portfolio Company would determine the fair value of such Hedge Fund based on any relevant information available at the time the Portfolio Company values its portfolio, including the most recent value reported by the Hedge Fund. Using the

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nomenclature  of the hedge fund industry,  any values reported as "estimated" or
"final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Company's valuation date.

When investing in any Hedge Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Hedge Fund. As a general matter, such review will include a determination whether the Hedge Fund will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Portfolio Company for valuing its own investments. Although the procedures approved by the Portfolio Company's Board provide that the Adviser will review the valuations provided by the Hedge Fund Managers, neither the Adviser nor the Portfolio Company's Board will be able to confirm independently the accuracy of valuation calculations provided by such Hedge Fund Managers.

Lexington's and the Portfolio Company's valuation procedures require Lexington, the Portfolio Company, and the Adviser to consider all relevant information available at the time Lexington and the Portfolio Company value their respective portfolios. The Adviser and/or the Portfolio Company's Board will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of a Hedge Fund does not represent the fair value of the Portfolio Company's interests in the Hedge Fund. Although redemptions of interests in Hedge Funds are subject to advance notice requirements, Hedge Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Hedge Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Hedge Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Portfolio Company's Board, in the absence of specific transaction activity in interests in a particular Hedge Fund, the Portfolio Company would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Consistent with industry practice, the Portfolio Company may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Hedge Fund. In other cases, as when a Hedge Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Hedge Fund interests, the Portfolio Company may determine that it was appropriate to apply a discount to the net asset value of the Hedge Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by the Hedge Fund Managers, upon which the Portfolio Company calculates its fiscal period end net asset values, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Hedge Funds are audited by those funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Any adjustments in the valuations of the Hedge Funds will be reflected in Lexington's net asset values for the relevant fiscal periods and may be reflected in the proceeds that a Member would receive upon the repurchase of Units, as described above in "Repurchases and Transfers of Units -- Repurchase Procedures."

The procedures approved by the Portfolio Company's Board provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Hedge Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Portfolio Company is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Portfolio Company's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Portfolio Company's Board, determines in good faith best reflects approximate market value. The Portfolio Company's Board is responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Portfolio Company and consistent with applicable regulatory guidelines.

To the extent the Adviser invests the assets of the Portfolio Company in securities or other instruments that are not investments in Hedge Funds, the Portfolio Company generally values such assets as described below. Domestic exchange-traded securities and NASDAQ-listed securities are valued at their last composite sales prices as reported on the exchanges where such securities are traded. If no sales prices are reported on a particular day, the securities are valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Securities traded on a foreign securities exchange generally are valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by the appropriate

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exchange,  dealer,  or  pricing  service.  Redeemable  securities  issued  by  a registered open-end investment company are valued at the investment company's net asset value per share less any applicable redemption fee. Other securities for which market quotations are readily available are valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets are valued at fair value as determined in good faith in accordance with procedures approved by the Portfolio Company's Board.

In general, fair value represents a good faith approximation of the current value of an asset and is used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Portfolio Company's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Debt securities are valued in accordance with the Portfolio Company's valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Portfolio Company's Board periodically monitors the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of sixty (60) days or less, absent unusual circumstances, are valued at amortized cost, so long as such valuations are determined by the Portfolio Company's Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Portfolio Company is determined. When such events materially affect the values of securities held by the Portfolio Company or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Portfolio Company's Board.

The Adviser acts as investment adviser to other clients that may invest in securities for which no public market price exists. The Adviser may use other acceptable methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by the Portfolio Company and other clients. Consequently, the fees charged to the Portfolio Company and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Portfolio Company, including the Adviser's investment management fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Portfolio Company if the judgments of the Portfolio Company's Board, the Adviser, or Hedge Fund Managers should prove incorrect. Also, Hedge Fund Managers only provide determinations of the net asset value of Hedge Funds on a weekly or monthly basis, in which event it is not possible to determine the net asset value of the Portfolio Company more frequently.

                           UNITS AND CAPITAL ACCOUNTS

GENERAL

Lexington maintains a separate capital account for each Member, which will have an opening balance equal to the Member's initial contribution to the capital of Lexington (i.e., the amount of the investment less any applicable sales load). The aggregate net asset value of the Member's Units will reflect the value of the Member's capital account. Each Member's capital account will be increased by the amount of any additional contributions by the Member to the capital of Lexington, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by Lexington of the Member's Units, or portion thereof, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited against the Member's capital account as described below.

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Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year (March 31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of Lexington is made, (iv) any day as of which Lexington repurchases any Units of any Member, or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective ownership of Units. Upon the closing of the initial issuance of Units, one Unit was issued with respect to each $100 contributed to the capital of Lexington by a Member. Thereafter Units are issued at the net asset value per Unit as of the date of issuance. The net asset value of a Unit is determined by dividing Lexington's aggregate net asset value by the number of Units outstanding at the applicable date.

ALLOCATION OF NET PROFITS AND LOSSES

Net profits or net losses of Lexington for each fiscal period are allocated among and credited to or debited against the capital accounts of Members as of the last day of each fiscal period in accordance with Members' respective Unit ownership for the period. Net profits or net losses are measured as the net change in the value of the net assets of Lexington including any net change in unrealized appreciation or depreciation of investments as well as realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by Lexington of Units.

Allocations for Federal income tax purposes generally are made among Members so as to equitably reflect amounts credited or debited to each Member's capital account for the current and prior taxable years.

ALLOCATION OF SPECIAL ITEMS

Withholding taxes or other tax obligations incurred by Lexington (either directly or indirectly through the Portfolio Company) which are attributable to any Member are debited against the capital account of that Member as of the close of the fiscal period during which Lexington paid those obligations, and any amounts then or thereafter distributable to the Member are reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member or any successor to the Member's Units is required to pay upon demand to Lexington, as a contribution to the capital of Lexington, the amount of the excess.

RESERVES

Appropriate reserves may be created, accrued, and charged against net assets for contingent liabilities as of the date the contingent liabilities become known to Lexington. Reserves will be in such amounts (subject to increase or reduction) that Lexington may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, against net assets.

VOTING

Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by the Board. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Managers and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of Lexington's business, and may not act for or bind Lexington.

Whenever Lexington as an investor in the Portfolio Company is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), Lexington will hold a meeting of the Members and will vote its interest in the Portfolio Company for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. Lexington shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

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TAXES

The following is a summary of certain aspects of the income taxation of Lexington and its Members and of the Portfolio Company that should be considered by a prospective Member. Lexington has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state, or local agency with respect to any of the tax issues affecting Lexington, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of Lexington as a partnership for Federal income tax purposes.

This summary of certain aspects of the Federal income tax treatment of Lexington is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations"), and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in Lexington. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

Prospective Members should consult with their own tax advisors in order fully to understand the Federal, state, local, and foreign income tax consequences of an investment in Lexington.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of Lexington are consistent with their overall investment plans. Further, the use of leverage by Lexington, the Portfolio Company, and the Hedge Funds could result in the receipt of unrelated business taxable income by tax-exempt investors in Lexington. Prospective tax-exempt investors are urged to consult their own counsel and tax advisors regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

CLASSIFICATION OF LEXINGTON.

Lexington has received an opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to Lexington, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, Lexington will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). Lexington may not be eligible for any of those safe harbors.

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner, or a person related to another partner." The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are readily tradable if (i) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least sixty (60) calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (ii) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (iii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed ten percent (10%) of the total interests in partnership capital or profits.

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The LLC Agreement contains  provisions  satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, the LLC Agreement provides that the Fund will repurchase Units only if they have been tendered at least thirty (30) days prior to a Valuation Date; and it will pay the repurchase price approximately, but no earlier than, thirty (30) days after the Valuation Date (therefore, in no event less than sixty (60) days after the written tender thereof). Second, the LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (i.e., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the partnership capital or profits of the Units repurchased each year not exceed ten percent (10%) per year of the total interests in partnership capital or profits. The LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. However, the transfer restrictions and repurchase provisions of the LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which the Fund repurchases Units not in excess of ten percent (10%) of the total interests in the Fund's capital or profits.

In the event that, in any year, the Fund repurchases Units in excess of ten percent (10%) of the total interests in the Fund's capital or profits, the Fund will not satisfy the "redemption or repurchase agreement" safe harbor. The
Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Nicholson Graham LLP has rendered its opinion that Lexington will not be a publicly traded partnership treated as a corporation for purposes of the
Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which Lexington repurchases Units not in excess of ten percent (10%) of the total interests in Lexington's capital or profits, Lexington may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to Lexington's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of Lexington, indicate that the Fund is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of Lexington, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, Lexington will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that Lexington should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge by the Service, changes in the Code, the Regulations, or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of Lexington would be subject to corporate income tax when recognized by Lexington; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of Lexington; and Members would not be entitled to report profits or losses realized by Lexington.

Unless otherwise indicated, references to the tax consequences of the Portfolio Company's investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of Lexington, and those indirectly attributable to Lexington as a result of it being an investor in the Portfolio Company, which, in turn, is an investor in the Hedge Funds. As an entity treated as a partnership for tax purposes, Lexington is not itself subject to Federal income tax. Lexington will file an annual partnership information return with the Service that will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of Lexington's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Lexington does not presently intend to make periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Each Member will be taxed on its distributive share of Lexington's taxable income and gain regardless of whether it has received or will receive a distribution from Lexington. For a more detailed discussion of certain aspects of the income taxation of Lexington and its investments under Federal and state law, see "Tax Aspects" in the SAI.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 39

                            DISTRIBUTION ARRANGEMENTS

GENERAL

The Distributor acts as the distributor of Units on a best efforts basis, subject to various conditions, pursuant to the terms of a General Distributor's Agreement entered into with Lexington. Units may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. Lexington is not obligated to sell to a broker or dealer any Units that have not been placed with Eligible Investors that meet all applicable requirements to invest in Lexington. The Distributor maintains its principal office at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois, 60606. The Distributor is an affiliate of the Adviser.

Units are offered and may be purchased on a monthly basis through December 1, 2007 and thereafter on a quarterly basis, or at such other times as may be determined by the Board. Neither the Distributor nor any other broker or dealer is obligated to buy from Lexington any of the Units. There is no minimum aggregate amount of Units required to be purchased in this offering. The Distributor does not intend to make a market in Units. To the extent consistent with applicable law, Lexington has agreed to indemnify the Distributor and its affiliates and brokers and their affiliates that have entered into selling agreements with the Distributor against certain liabilities under the Securities Act.

PURCHASE TERMS

Units are being offered only to Eligible Investors that meet all requirements to invest in Lexington. The minimum initial investment in Lexington by an investor is $25,000. Subsequent investments must be at least $10,000. These minimums may be modified by Lexington from time to time. Units are being sold subject to a sales load, described on the cover of this prospectus.

Under a right of accumulation offered by Lexington, the amount of each additional investment in Lexington by a Member will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington, TEL, LLC) and any other additional investments in determining the applicable sales load at the time of the additional investment. The right of accumulation also permits an investor's investment in Lexington to be combined with investments made by the investor's spouse, or for individual accounts (including IRAs and 403(b) Plans), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Units purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will aggregate the amount of each additional investment in Lexington with the amount of the Member's initial investment
(including investment in Man-Glenwood Lexington TEI, LLC) and any other additional investments if currently owned to determine the sales load rate that applies. The reduced sales load will apply only to current purchases. An investor must request the reduced sales load when making an investment.

In addition, the sales load may be waived in certain cases with respect to purchases of Units by certain purchasers, including: (1) the Adviser, the Distributor, or their affiliates; (2) present or former officers, Managers, trustees, registered representatives, and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.)) of Lexington, the Portfolio Company, the Distributor, the Adviser, and affiliates of the Distributor or the Adviser, and retirement plans established by them for their employees; (3) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (4) purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Units of Lexington; (5) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals); (6) broker-dealers, investment advisors or financial planners that have entered into an agreement with the Distributor and that purchase Units of Lexington for (i) their own accounts or (ii) the accounts of eligible clients and that charge a fee to the client for their services; (7) clients of such investment advisors or financial planners described in (6) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment advisor or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and (8) orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes. For further information, see Appendix A of the SAI. To be eligible to receive a waiver of the sales load or special sales load rate applicable under the right of accumulation, an investor must advise the Distributor or the selling broker or dealer when making an investment.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 40

The full amount of the sales load is reallowed by the Distributor to selling brokers and dealers. Lexington is indirectly subject to an NASD cap on compensation paid to NASD member firms. The Distributor (or one of its affiliates) may pay from its own resources additional compensation, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and for referrals of such brokers and dealers.

All investor funds for this closing of the sale of Units and for closings of subsequent offerings will be deposited in an escrow account maintained by SEI, as escrow agent for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to Lexington on the date Units are issued. The full amount of an investment is payable in federal funds, which must be received by the Distributor not later than fourteen (14) calendar days prior to the beginning of a month or quarter, as the case may be, if payment is made by check or four (4) business days prior to the beginning of a month or quarter, as the case may be, if payment is sent by wire or via NSCC.

Before an investor may invest in Lexington, the Distributor, or the investor's sales representative will require a certification from the investor that it is an Eligible Investor and meets other requirements for investment, and that the investor will not transfer its Units except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix A of this Prospectus and will be contained in Lexington's application form. An investor's certification must be received and accepted by the Distributor along with its good payment as described above. Otherwise an investor's order will not be accepted. Various brokers that have entered into selling agreements with the Distributor may use differing investor certifications, which cannot, however, alter the Fund's requirement that an investor be at a minimum an Eligible Investor.

The LLC Agreement is contained in Appendix C of this Prospectus. Each new investor will agree to be bound by all of its terms by executing an investor certification form.

GENERAL INFORMATION

Lexington is registered under the 1940 Act as a closed-end, non-diversified, management investment company. Lexington was formed as a limited liability company under the laws of the State of Delaware on August 5, 2002. Lexington's address is 123 N. Wacker Drive, 28th Floor, Chicago Illinois 60606. The Adviser's telephone number is 312-881-6500.

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 41

TABLE OF CONTENTS OF THE SAI


INVESTMENT POLICIES AND PRACTICES........................................    1
  Fundamental Policies...................................................    1
  Certain Portfolio Securities and Other Operating Policies..............    1
REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS                    7
  Repurchase Offers......................................................    7
  Mandatory Redemptions..................................................    7
  Transfers of Units.....................................................    7
BOARD OF MANAGERS........................................................    8
INVESTMENT ADVISORY SERVICES ............................................    11
PORTFOLIO MANAGERS.......................................................    12
LEXINGTON AND PORTFOLIO COMPANY EXPENSES.................................    13
CODES OF ETHICS..........................................................    14
VOTING OF PROXIES........................................................    15
PARTICIPATION IN INVESTMENT OPPORTUNITIES................................    15
OTHER MATTERS............................................................    16
TAX ASPECTS..............................................................    16
  Tax Treatment of Fund Operations.......................................    17
  Tax Consequences to a Withdrawing Member...............................    19
  Tax Treatment of Portfolio Investments.................................    20
  Foreign Taxes..........................................................    24
  Unrelated Business Taxable Income......................................    24
  Certain Issues Pertaining to Specific Exempt Organizations.............    25
  State and Local Taxation...............................................    26
ERISA CONSIDERATIONS.....................................................    26
BROKERAGE................................................................    27
VALUATION OF ASSETS......................................................    28
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL..........    29
CUSTODIAN................................................................    30
RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS.........................    30
SUMMARY OF LLC AGREEMENT.................................................    30
FUND ADVERTISING AND SALES MATERIAL......................................    32
FINANCIAL STATEMENTS.....................................................    32
APPENDIX A: WAIVERS OF SALES LOAD........................................    A-1
APPENDIX B: SUMMARY OF TERMS OF PORTFOLIO COMPANY BORROWING..............    B-1

                                          Man-Glenwood Lexington, LLC Prospectus
                                                                         Page 42

APPENDIX A: INVESTOR CERTIFICATION

In certifying that I am an "Eligible Investor," I hereby certify that at least one of the following categories describes me at the time that I am applying to purchase limited liability company interests ("Units") of Man-Glenwood Lexington, LLC ("Lexington"):

o A natural person who had an income in excess of $200,000 in each of the two most recent years (or joint income with my spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current year;

o A natural person who has a net worth(1) (or joint net worth with my spouse) in excess of $1,000,000 (net worth for this purpose means total assets in excess of total liabilities);

o An investor having an account managed by an investment advisor registered under the Investment Advisers Act of 1940, as amended ("Advisers Act") and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account;

o    A Manager or executive officer of Lexington;

o A trust (i) with total assets in excess of $1,000,000, (ii) that was not formed for the purpose of investing in Lexington, and (iii) of which the person responsible for directing the investment of assets in Lexington has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

o An entity with total assets in excess of $1,000,000 that was not formed for the purpose of investing in Lexington and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) a Massachusetts or similar business trust;

o An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a "bank," "savings and loan association," "insurance company," or "small business investment company" (within the meaning of 17 C.F.R. ss.ss. 230.501(a)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

o A broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

o An investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

o An entity that has elected to be treated or qualifies as a "business development company" within the meaning of Section 2(a)(48) of the 1940 Act or Section 202(a)(22) of the Advisers Act;

o An insurance company as defined in Section 2(13) of the Securities Act of 1933, as amended ("1933 Act");

o A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

o An entity in which all of the equity owners are "accredited investors" (as defined in Regulation D under the 1933 Act).

I am not a charitable remainder trust.

----------
(1) As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of Lexington, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in Lexington involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in Lexington is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify Lexington within sixty (60) days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by Lexington and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am the fiduciary executing this Investor Certificate on behalf of a Benefit Plan (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Benefit Plan's investment in Lexington and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under ERISA: (i) the fiduciary investment standards under ERISA in the context of the Benefit Plan's particular circumstances; (ii) the permissibility of an investment in Lexington under the documents governing the Benefit Plan and the Fiduciary; and
(iii) the risks associated with an investment in Lexington and the fact that I will be unable to redeem the investment. However, Lexington may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

I understand that Lexington and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in Lexington. I understand that an investment in Lexington is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Man Investments Inc. and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

By signing below, I hereby execute, as a Member, and agree to be bound by the terms of Lexington's Limited Liability Company Agreement (the "Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix C to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

Signature:..........................

Name:...............................

Date:...............................

APPENDIX B: PERFORMANCE INFORMATION

This appendix presents past performance information ("Performance") of (i) a private fund that utilized a multi-manager, multi-strategy investment approach from the private fund's establishment in 1993 to 2002, (ii) Man-Glenwood
Lexington Associates Portfolio, LLC (the "Portfolio Company"), which is the private fund's successor, from January 1, 2003 until March 31, 2003, and (iii) Man-Glenwood Lexington, LLC ("Lexington") thereafter. Pursuant to a two-part reorganization transaction completed on January 2, 2003, the private fund was reorganized into a newly formed master-feeder structure in which the Portfolio Company assumed the private fund's portfolio, with the private fund investing all of its investable assets in the Portfolio Company, except those restricted for regulatory reasons, liquidation purposes or forced redemptions, and in anticipation of Lexington investing substantially all of its investable assets in the Portfolio Company after March 31, 2003. Glenwood Capital Investments, L.L.C. (the "Adviser") is the investment adviser to the Portfolio Company, and is the investment adviser to the private fund. The private fund, the Portfolio Company and Lexington have substantially similar investment objectives, polices and strategies. The Adviser manages the Portfolio Company in a manner substantially similarly to the private fund. Accordingly, by Lexington investing substantially all of its investable assets in the Portfolio Company, Lexington participates in the substantially similar investment management that the Adviser renders to the Portfolio Company and previously rendered to the private fund.

The private fund and Portfolio Company Performance has been adjusted to reflect the anticipated fees and expenses of Lexington including the 3% annualized expense limit that the Adviser has agreed through December 31, 2006 (with automatic renewal unless terminated by Adviser or Lexington), plus certain private fund expenses. If the expense limitation is terminated, the expenses of Lexington may be higher than the 3% expense limitation, which would lower the Performance shown. Actual fees and expenses will vary depending on, among other things, the applicable fee schedule, fund size, and applicable sales charges, if any. The fee schedule and anticipated expenses are included in the Prospectus. The Performance is also compared with the performance figures for the benchmark indices appropriate to Lexington.

THE PAST PERFORMANCE OF THE PRIVATE FUND, THE PORTFOLIO COMPANY AND LEXINGTON IS NO GUARANTEE OF FUTURE RESULTS OF EITHER THE PORTFOLIO COMPANY OR LEXINGTON. PLEASE NOTE THE FOLLOWING CAUTIONARY GUIDELINES IN REVIEWING THIS APPENDIX:

o PERFORMANCE FIGURES PRIOR TO THE FIRST QUARTER OF 2003 ARE THE HISTORICAL PERFORMANCE OF THE INVESTMENT PORTFOLIO OF THE PRIVATE FUND, ALL ASSETS OF WHICH WERE, AS A RESULT OF THE REORGANIZATION, EXCEPT FOR THOSE ASSETS RESTRICTED FOR REGULATORY REASONS, LIQUIDATION PURPOSES, OR FORCED REDEMPTIONS, HELD BY THE PORTFOLIO COMPANY, IN WHICH LEXINGTON INVESTS SUBSTANTIALLY ALL OF ITS INVESTABLE ASSETS. The Performance shown is not an indication of how the Portfolio Company or Lexington will perform in the future. The Portfolio Company's and Lexington's performance in the future may be different from that shown due to factors such as differences in cash flows, fees, expenses, performance calculation methods, portfolio size, number of underlying pooled investments, investment limitations, diversification requirements and other restrictions imposed on registered funds by the Investment Company Act of 1940, as amended (the "1940 Act"), all of which, if applicable, could have a negative impact on the Portfolio Company's and Lexington's performance. In particular, the private fund's Performance is not necessarily an indication of how the Portfolio Company and Lexington will perform in the future, as the private fund was not subject to investment limitations, and other restrictions imposed on registered management investment companies by the 1940 Act which, if applicable, could have a negative impact on the Portfolio Company's and Lexington's future performance. The Performance shown for the first quarter of 2003 is that of the Portfolio Company following its registration under the 1940 Act and the performance shown from April 1, 2003 on is that of Lexington since its launch.

o THE BENCHMARK. The Performance is compared to broad-based securities and bond market indices. Broad-based securities and bond indices are unmanaged and are not subject to fees and expenses typically associated with managed funds, including the Portfolio Company and Lexington. Investments generally cannot be made directly in a broad-based securities or bond index. Each respective index is described below.

                                                         HISTORICAL PERFORMANCE
                            MAN-GLENWOOD LEXINGTON                      S&P 500(1)                        CITIGROUP(2)
                            ----------------------                      ----------                        ------------

      MONTH            MONTHLY TOTAL      ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL
      ENDING             RETURN              RETURN            RETURN              RETURN            RETURN              RETURN
      ------             ------              ------            ------              ------            ------              ------
         31-Jan-93        0.90%                                 0.84%                                 2.50%
         28-Feb-93        0.95%                                 1.36%                                 2.56%
         31-Mar-93        2.89%                                 2.11%                                 0.25%
         30-Apr-93        3.52%                                -2.42%                                 0.52%
         31-May-93        2.10%                                 2.68%                                 0.20%
         30-Jun-93        3.39%                                 0.29%                                 2.93%
         31-Jul-93        1.55%                                -0.40%                                 1.00%
         31-Aug-93        2.69%                                 3.79%                                 2.87%
         30-Sep-93       -0.61%                                -0.77%                                 0.43%
         31-Oct-93        1.63%                                 2.07%                                 0.51%
         30-Nov-93        0.31%                                -0.95%                                -1.88%
         31-Dec-93        4.87%             26.88%              1.21%              10.08%             0.67%             13.21%
         31-Jan-94        1.82%                                 3.40%                                 2.02%
         28-Feb-94       -2.34%                                -2.71%                                -2.86%
         31-Mar-94       -1.55%                                -4.36%                                -3.83%
         30-Apr-94       -0.88%                                 1.28%                                -0.97%
         31-May-94        1.67%                                 1.64%                                -0.62%
         30-Jun-94        0.47%                                -2.45%                                -0.81%
         31-Jul-94        0.00%                                 3.28%                                 3.09%
         31-Aug-94        0.33%                                 4.10%                                -0.31%
         30-Sep-94        0.41%                                -2.45%                                -2.65%
         31-Oct-94       -1.07%                                 2.25%                                -0.50%
         30-Nov-94       -1.59%                                -3.64%                                 0.18%
         31-Dec-94       -0.22%             -2.99%              1.48%               1.32%             1.57%             -5.74%
         31-Jan-95       -0.48%                                 2.59%                                 2.56%
         28-Feb-95       -0.06%                                 3.90%                                 2.89%
         31-Mar-95        1.34%                                 2.95%                                 0.95%
         30-Apr-95        1.49%                                 2.94%                                 1.75%
         31-May-95        1.17%                                 4.00%                                 6.31%
         30-Jun-95        0.02%                                 2.32%                                 0.79%
         31-Jul-95        1.89%                                 3.32%                                -1.01%
         31-Aug-95        3.20%                                 0.25%                                 2.14%
         30-Sep-95        0.95%                                 4.22%                                 1.53%
         31-Oct-95        0.23%                                -0.36%                                 1.85%
         30-Nov-95        0.50%                                 4.39%                                 2.42%
         31-Dec-95        1.65%             12.49%              1.93%              37.58%             2.28%              27.20%
         31-Jan-96        1.84%                                 3.40%                                 0.14%
         29-Feb-96        0.74%                                 0.93%                                -3.73%
         31-Mar-96        1.70%                                 0.96%                                -1.30%
         30-Apr-96        1.38%                                 1.47%                                -1.60%
         31-May-96        2.27%                                 2.58%                                 0.05%
         30-Jun-96        0.18%                                 0.38%                                 1.72%
         31-Jul-96       -2.43%                                -4.42%                                 0.10%
         31-Aug-96        2.20%                                 2.11%                                -0.70%
         30-Sep-96       -0.04%                                 5.63%                                 2.59%
         31-Oct-96        1.19%                                 2.76%                                 3.61%
         30-Nov-96        2.33%                                 7.56%                                 2.63%
         31-Dec-96        0.90%             12.86%             -1.98%              22.96%            -1.86%              1.39%
         31-Jan-97        2.60%                                 6.25%                                -0.28%
         28-Feb-97        1.74%                                 0.78%                                 0.28%
         31-Mar-97        0.07%                                -4.11%                                -2.21%
         30-Apr-97       -1.21%                                 5.97%                                 1.84%

                                                         HISTORICAL PERFORMANCE
                            MAN-GLENWOOD LEXINGTON                      S&P 500(1)                        CITIGROUP(2)
                            ----------------------                      ----------                        ------------

      MONTH            MONTHLY TOTAL      ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL
      ENDING             RETURN              RETURN            RETURN              RETURN            RETURN              RETURN
      ------             ------              ------            ------              ------            ------              ------

         31-May-97        3.03%                                 6.09%                                 1.28%
         30-Jun-97        2.76%                                 4.48%                                 1.87%
         31-Jul-97        4.11%                                 7.96%                                 5.28%
         31-Aug-97        0.98%                                -5.60%                                -2.40%
         30-Sep-97        3.11%                                 5.48%                                 2.26%
         31-Oct-97       -0.50%                                -3.34%                                 1.91%
         30-Nov-97        0.22%                                 4.63%                                 1.01%
         31-Dec-97        0.96%             19.22%              1.72%              33.36%             1.63%             12.96%
         31-Jan-98       -1.15%                                 1.11%                                 1.37%
         28-Feb-98        1.87%                                 7.21%                                -0.07%
         31-Mar-98        2.54%                                 5.12%                                 0.38%
         30-Apr-98        1.22%                                 1.01%                                 0.53%
         31-May-98        1.13%                                -1.72%                                 1.67%
         30-Jun-98       -0.27%                                 4.06%                                 1.15%
         31-Jul-98        0.04%                                -1.06%                                -0.56%
         31-Aug-98       -0.75%                               -14.46%                                 0.89%
         30-Sep-98       -1.69%                                 6.41%                                 4.13%
         31-Oct-98       -0.64%                                 8.13%                                -1.90%
         30-Nov-98        2.16%                                 6.06%                                 2.70%
         31-Dec-98        1.68%              6.20%              5.76%              28.58%             0.10%             10.75%
         31-Jan-99        0.97%                                 4.18%                                 1.23%
         28-Feb-99        0.87%                                -3.11%                                -4.01%
         31-Mar-99        0.84%                                 4.00%                                 0.02%
         30-Apr-99        3.01%                                 3.87%                                 -0.24%
         31-May-99        1.03%                                -2.36%                                -1.76%
         30-Jun-99        3.09%                                 5.55%                                -1.60%
         31-Jul-99        0.97%                                -3.12%                                -1.13%
         31-Aug-99       -0.01%                                -0.49%                                -0.26%
         30-Sep-99        1.71%                                -2.74%                                 0.93%
         31-Oct-99        0.98%                                 6.33%                                 0.47%
         30-Nov-99        2.54%                                 2.03%                                -0.24%
         31-Dec-99        3.50%             21.25%              5.89%              21.04%            -1.02%             -7.45%
         31-Jan-00        1.25%                                -5.02%                                -0.21%
         29-Feb-00        1.23%                                -1.89%                                 0.92%
         31-Mar-00        1.36%                                9.78%                                  1.69%
         30-Apr-00        0.44%                                -3.01%                                -1.15%
         31-May-00        1.96%                                -2.05%                                -1.61%
         30-Jun-00        0.73%                                2.47%                                  3.26%
         31-Jul-00        1.77%                                -1.56%                                 1.79%
         31-Aug-00        1.65%                                 6.21%                                 1.35%
         30-Sep-00        1.04%                                -5.28%                                 0.46%
         31-Oct-00        1.05%                                -0.42%                                 0.45%
         30-Nov-00        1.16%                                -7.88%                                 2.63%
         31-Dec-00        1.76%             16.52%              0.49%              -9.10%             2.70%             12.87%
         31-Jan-01        0.95%                                 3.55%                                 3.59%
         28-Feb-01        1.30%                                -9.12%                                 1.27%
         31-Mar-01        1.49%                                -6.34%                                -0.29%
         30-Apr-01       -0.12%                                 7.77%                                -1.28%
         31-May-01        0.77%                                 0.67%                                 1.32%
         30-Jun-01        0.11%                                -2.43%                                 0.55%
         31-Jul-01        0.46%                                -0.98%                                 3.61%
         31-Aug-01        0.93%                                -6.26%                                 1.56%
         30-Sep-01        0.23%                                -8.08%                                -1.52%
         31-Oct-01        0.20%                                 1.91%                                 4.37%
         30-Nov-01        0.17%                                 7.67%                                -1.88%

                                                         HISTORICAL PERFORMANCE
                            MAN-GLENWOOD LEXINGTON                      S&P 500(1)                        CITIGROUP(2)
                            ----------------------                      ----------                        ------------

      MONTH            MONTHLY TOTAL      ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL
      ENDING             RETURN              RETURN            RETURN              RETURN            RETURN              RETURN
      ------             ------              ------            ------              ------            ------              ------
         31-Dec-01        0.46%              7.17%              0.88%             -11.89%            -0.90%              10.65%
         31-Jan-02        0.99%                                -1.46%                                 1.75%
         28-Feb-02        0.42%                                -1.93%                                 1.30%
         31-Mar-02        0.21%                                 3.76%                                -2.95%
         30-Apr-02        0.82%                                -6.06%                                 2.53%
         31-May-02        0.73%                                -0.74%                                 1.13%
         30-Jun-02       -0.46%                                -7.12%                                 0.73%
         31-Jul-02       -2.03%                                -7.79%                                 0.94%
         31-Aug-02        0.46%                                 0.66%                                 4.52%
         30-Sep-02       -0.81%                               -10.87%                                 3.30%
         31-Oct-02        0.18%                                 8.80%                                -2.40%
         30-Nov-02        0.77%                                 5.89%                                 1.03%
         31-Dec-02        0.75%              2.00%             -5.87%             -22.10%             3.61%             16.33%
         31-Jan-03        0.35%                                -2.62%                                 0.21%
         28-Feb-03       -0.09%                                -1.50%                                 2.64%
         31-Mar-03       -0.07%                                 0.97%                                -0.80%
         30-Apr-03        0.73%                                 8.24%                                 2.29%
         31-May-03        0.69%                                 5.27%                                 4.71%
         30-Jun-03        0.36%                                 1.28%                                -1.43%
         31-Jul-03        0.43%                                 1.76%                                -8.81%
         31-Aug-03        0.20%                                 1.95%                                 2.19%
         30-Sep-03        0.25%                                -1.06%                                 5.03%
         31-Oct-03        0.95%                                 5.66%                                -2.03%
         30-Nov-03        0.27%                                 0.88%                                 0.52%
         31-Dec-03        0.21%              4.35%              5.24%              28.68%             1.39%              5.27%
         31-Jan-04        0.81%                                 1.84%                                 1.87%
         29-Feb-04        0.31%                                 1.39%                                 1.78%
         31-Mar-04       -0.02%                                -1.51%                                 1.18%
         30-Apr-04       -0.23%                                -1.57%                                -5.34%
         31-May-04       -0.54%                                 1.37%                                -0.71%
         30-Jun-04       -0.28%                                 1.94%                                 0.93%
         31-Jul-04       -0.98%                                -3.31%                                 1.84%
         31-Aug-04       -0.18%                                 0.40%                                 3.95%
         30-Sep-04        0.20%                                 1.08%                                 1.01%
         31-Oct-04        0.46%                                 1.53%                                 1.64%
         30-Nov-04        1.20%                                 4.05%                                -2.00%
         31-Dec-04        1.08%              1.83%              3.40%              10.88%             2.57%              8.72%
         31-Jan-05       -0.40%                                -2.44%                                 2.77%
         28-Feb-05        0.66%                                 2.10%                                -1.12%
         31-Mar-05       -0.53%                                -1.77%                                -1.25%
         30-Apr-05       -1.49%                                -1.90%                                 3.27%
         31-May-05        0.35%                                 3.18%                                 2.95%
         30-Jun-05        1.73%                                 0.14%                                 1.41%
         31-Jul-05        1.50%                                 3.72%                                -2.44%
         31-Aug-05        0.50%                                -0.91%                                 2.33%
        30-Sept-05        0.93%                                 0.81%                                -3.10%
         31-Oct-05       -1.91%                                -1.67%                                -2.04%
         30-Nov-05        1.87%                                 3.78%                                 0.99%
         31-Dec-05        2.12%             5.37%               0.03%               4.91%             2.25%              5.87%
         31-Jan-06        5.07%                                 2.65%                                -0.93%
         28-Feb-06       -0.07%                                 0.27%                                 1.28%
         31-Mar-06        2.28%                                 1.24%                                -4.04%
         30-Apr-06        2.46%                                 1.34%                                -2.24%


                                                         HISTORICAL PERFORMANCE
                            MAN-GLENWOOD LEXINGTON                      S&P 500(1)                        CITIGROUP(2)
                            ----------------------                      ----------                        ------------

      MONTH            MONTHLY TOTAL      ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL      MONTHLY TOTAL       ANNUAL TOTAL
      ENDING             RETURN              RETURN            RETURN              RETURN            RETURN              RETURN
      ------             ------              ------            ------              ------            ------              ------

     Compound Annual                         10.45%                                10.67%                                 7.55%
     ROR

     Annualized                              4.49%                                 14.11%                                 7.55%
     Standard
     Deviation


*Performance of the Portfolio Company net of Lexington's 3% annualized expense limitation.

Source: Glenwood Capital Investments, L.L.C., Bloomberg, Datastream and Standard & Poor's Micropal

     1.   S&P 500 index (dividends reinvested).

     2.   Citigroup High Grade Corporate Bond Index.

APPENDIX C: LIMITED LIABILITY COMPANY AGREEMENT




                           MAN-GLENWOOD LEXINGTON, LLC
                     (A Delaware Limited Liability Company)

                       LIMITED LIABILITY COMPANY AGREEMENT
                           Dated as of August 5, 2002

                             123 North Wacker Drive
                                   28th Floor
                             Chicago, Illinois 60606
                                 (312) 881-6500

      TABLE OF CONTENTS

      ARTICLE I: DEFINITIONS.................................................
      ARTICLE II: ORGANIZATION; ADMISSION OF MEMBERS.........................
        2.1 Formation of Limited Liability Company...........................
        2.2 Name.............................................................
        2.3 Principal and Registered Office..................................
        2.4 Duration.........................................................
        2.5 Business of Lexington............................................
        2.6 Board of Managers................................................
        2.7 Members..........................................................
        2.8 Initial Contribution.............................................
        2.9 Both Managers and Members........................................
        2.10 Limited Liability...............................................
      ARTICLE III: MANAGEMENT................................................
        3.1 Management and Control...........................................
        3.2 Actions by the Board of Managers.................................
        3.3 Meetings of Members..............................................
        3.4 Custody of Lexington's Assets....................................
        3.5 Other Activities of Members and Managers.........................
        3.6 Duty of Care.....................................................
        3.7 Indemnification..................................................
        3.8 Fees, Expenses and Reimbursement.................................
      ARTICLE IV: TERMINATION OF STATUS OF ADVISER AND MANAGERS,
        TRANSFERS AND REPURCHASES............................................
        4.1 Termination of Status of a Manager...............................
        4.2 Removal of the Managers..........................................
        4.3 Transfer of Units of Members.....................................
        4.4 Repurchase of Units..............................................
      ARTICLE V: CAPITAL.....................................................
        5.1 Contributions to Capital.........................................
        5.2 Rights of Members to Capital.....................................
        5.3 Capital Accounts.................................................
        5.4 Allocation of Net Profit and Net Loss; Allocation of
            Offering Costs....................................................
        5.5 Reserves.........................................................
        5.6 Tax Allocations..................................................
        5.7 Distributions....................................................
        5.8 Withholding......................................................
      ARTICLE VI: DISSOLUTION AND LIQUIDATION................................
        6.1 Dissolution......................................................
        6.2 Liquidation of Assets............................................
      ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND
      RECORDS................................................................
      7.1 Accounting and Reports.............................................
      7.2 Determinations by the Board of Managers............................
      7.3 Valuation of Assets................................................
      ARTICLE VIII: MISCELLANEOUS PROVISIONS.................................
      8.1 Amendment of Limited Liability Company Agreement...................
      8.2 Special Power of Attorney..........................................
      8.3 Notices............................................................
      8.4 Agreement Binding Upon Successors and Assigns......................
      8.5 Applicability of 1940 Act and Form N-2.............................
      8.6 Choice of Law......................................................
      8.7 Not for Benefit of Creditors.......................................
      8.8 Consents...........................................................

      8.9 Merger and Consolidation...........................................
      8.10 Pronouns..........................................................
      8.11 Confidentiality...................................................
      8.12 Certification of Non-Foreign Status...............................
      8.13 Severability......................................................
      8.14 Filing of Returns.................................................
      8.15 Tax Matters Partner...............................................
      8.16 Section 754 Election..............................................
      8.17 Use of Names "Man," "Glenwood," "Man-Glenwood" and
           "Lexington".......................................................

MAN-GLENWOOD LEXINGTON, LLC

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of Man-Glenwood Lexington, LLC ("Lexington") is dated as of August 5, 2002 by and among Frank C. Meyer and John Kelly as the Managers, Glenwood Capital Investments, L.L.C., as the initial Member, and those persons hereinafter admitted as Members.

WHEREAS, Lexington has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on August 5, 2002;

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

ARTICLE I: DEFINITIONS

For purposes of this Agreement:

"ADVISERS  ACT"  --  The  Investment   Advisers  Act  of  1940  and  the  rules,
regulations, and orders thereunder, as amended from time to time, or any successor law.

"AFFILIATE" -- An affiliated person of a person as such term is defined in the 1940 Act.

"AGREEMENT" -- This Limited Liability Company Agreement, as amended from time to time.

"BOARD" -- The Board of Managers established pursuant to Section 2.6.

"CAPITAL  ACCOUNT"  --  With  respect  to  each  Member,   the  capital  account
established and maintained on behalf of each Member pursuant to Section 5.3.

"CERTIFICATE" -- The Certificate of Formation of Lexington and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

"CLOSING DATE" -- The first date on or as of which a person other than Glenwood is admitted to Lexington as a Member.

"CODE" -- The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

"DELAWARE ACT" -- The Delaware Limited Liability Company Act as in effect on the date hereof and as amended from time to time, or any successor law.

"DISTRIBUTOR" -- Man Investment Products Inc., a New York corporation, or any person who may hereafter serve as the distributor of Units pursuant to a general distributor's agreement with Lexington.

"FISCAL PERIOD" -- The period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

     (1) the last day of a Fiscal Year;

     (2) the last day of a Taxable Year;

     (3) the day preceding any day as of which a contribution to the capital of Lexington is made pursuant to Section 5.1;

     (4) any day on which Lexington repurchases any Units of any Member; or

     (5) any day (other than one specified in clause (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective ownership of Units.

"FISCAL YEAR" -- The period commencing on the Closing Date and ending on March 31, 2003, and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless and until the Board shall elect another fiscal year for Lexington.

"FORM N-2" -- Lexington's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

"GLENWOOD" -- Glenwood Capital Investments, L.L.C., a limited liability company organized under Delaware law.

"INDEPENDENT MANAGERS" -- Those Managers who are not "interested persons" of Lexington as such term is defined by the 1940 Act.

"INITIAL MANAGER" -- Frank C. Meyer, the person who directed the formation of Lexington and served as an initial Manager.

"INVESTMENT FUNDS" -- Investment funds in which Lexington's assets are invested.

"INVESTMENT MANAGERS" -- The organizations that manage and direct the investment activities of Investment Funds or are retained to manage and invest designated portions of Lexington's assets.

"LEXINGTON" -- The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

"MANAGER" -- An individual designated as a manager of Lexington pursuant to the provisions of Section 2.6 of the Agreement and who serves on the Board of Lexington.

"MEMBER" -- Any person who shall have been admitted to Lexington as a member (including any Manager in such person's capacity as a member of Lexington but excluding any Manager in such person's capacity as a Manager of Lexington) until Lexington repurchases all the Units of such person pursuant to Section 4.4 hereof or a substituted member or members are admitted with respect to any such person's Units as a member pursuant to Section 4.3 hereof; such term includes Glenwood or an Affiliate of Glenwood to the extent Glenwood (or such Affiliate) makes a capital contribution to Lexington and shall have been admitted to Lexington as a member.

"NET ASSETS" -- The total value of all assets of Lexington, less an amount equal to all accrued debts, liabilities and obligations of Lexington, calculated before giving effect to any repurchases of Units. The Net Assets of Lexington will be computed as of the close of business on the last day of each Fiscal
Period. In computing Net Assets, Lexington will value its interest in the Portfolio Company at the net asset value provided by the Portfolio Company to Lexington. Other securities and assets of Lexington will be valued at market value, if market quotations are readily available, or will be valued at fair value as determined in good faith by the Board or in accordance with procedures adopted by the Board. Expenses of Lexington and its liabilities (including the amount of any borrowings) are taken into account for purposes of computing Net Assets.

"NET ASSET VALUE" -- Net Assets divided by the number of Units outstanding at the applicable date. The initial Net Asset Value of a Unit, as of the closing of the initial sale of Units, shall be $100.

"NET PROFIT OR NET LOSS" -- The amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of Lexington, as of the close of business on the Closing Date).

"1940 ACT" -- The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

"PORTFOLIO COMPANY" -- Man-Glenwood Lexington Associates Portfolio, LLC.

"SECURITIES" -- Securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

"TAXABLE YEAR" -- The period commencing on the Closing Date and ending on December 31, 2002, and thereafter each period commencing on January 1 of each year and ending on December 31 of each year, unless and until the Board shall elect another taxable year for Lexington.

"TRANSFER" -- The assignment, transfer, sale, encumbrance, pledge, or other disposition of any Units, including any right to receive any allocations and distributions attributable to a Unit.

"UNITS" -- The units of limited liability company interest, each representing an ownership interest in Lexington at any particular time of a Member or other person to whom Units of a Member have been transferred pursuant to Section 4.3 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act. Upon the closing of the initial issuance of Units, one Unit shall be issued with respect to each $100 contributed to the capital of Lexington by a Member. Thereafter Units shall be issued at the Net Asset Value as of the date of issuance.

"VALUATION DATE" -- The date as of which Lexington values Units for purposes of determining the price at which Units are to be purchased by Lexington pursuant to an offer made by Lexington pursuant to Section 4.4 hereof.

ARTICLE II: ORGANIZATION; ADMISSION OF MEMBERS

2.1  FORMATION OF LIMITED LIABILITY COMPANY

Lexington has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate, which actions are hereby ratified by the execution of this Agreement. The Board shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents, and certificates that, in the opinion of Lexington's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware, or any other jurisdiction in which Lexington shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of Lexington.

2.2  NAME

Lexington's name shall be "Man-Glenwood Lexington, LLC" or such other name as the Board may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3  PRINCIPAL AND REGISTERED OFFICE

Lexington shall have its principal office at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606, or at such other place designated from time to time by the Board.

Lexington shall have its registered office in Delaware at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and shall have Corporation Service Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board.

2.4  DURATION

The term of Lexington commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until Lexington is dissolved pursuant to Section 6.1 hereof.

2.5  BUSINESS OF LEXINGTON

(a) The business of Lexington is, either directly or indirectly, through one or more other pooled investment vehicles, to purchase, sell (including short sales), invest, and trade in Securities, on margin or otherwise, to engage in any financial or derivative transactions relating thereto or otherwise, and to invest, as a feeder fund, all of its assets in a master fund as part of a master-feeder fund structure. Lexington may execute, deliver, and perform all contracts, agreements, subscription documents, and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out its objective or business.

(b) Lexington shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board. Lexington shall register its Units under the Securities Act of 1933.

(c) In furtherance of its business, the Board shall have the authority to take the following actions, and to delegate such portion or all of such authority to such officers of Lexington as the Board may elect:

     (i) To acquire or buy, and invest Lexington's property in, own, hold for investment or otherwise, and to sell or otherwise dispose of, all types and kinds of securities and investments of any kind including, but not limited to, stocks, profit-sharing interests or participations and all other contracts for or evidences of equity interests, bonds, debentures, warrants and rights to purchase securities, and interests in loans, certificates of beneficial interest, bills, notes and all other contracts for or evidences of indebtedness, money market instruments including bank certificates of deposit, finance paper, commercial paper, bankers' acceptances and other obligations, and all other negotiable and non- negotiable securities and instruments, however named or described, issued by corporations, trusts, associations or any other Persons, domestic or foreign, or issued or guaranteed by the United States of America or any agency or instrumentality thereof, by the government of any foreign country, by any State, territory or possession of the United States, by any political subdivision or agency or instrumentality of any state or foreign country, or by any other government or other governmental or quasi-governmental agency or instrumentality, domestic or foreign; to acquire and dispose of interests in domestic or foreign loans made by banks and other financial institutions; to deposit any assets of Lexington in any bank, trust company or banking institution or retain any such assets in domestic or foreign cash or currency; to purchase and sell gold and silver bullion, precious or strategic metals, and coins and currency of all countries; to engage in "when issued" and delayed delivery transactions; to enter into repurchase agreements, reverse repurchase agreements and firm commitment agreements; to employ all types and kinds of hedging techniques and investment management strategies; and to change the investments of Lexington.

     (ii) To acquire (by purchase, subscription or otherwise), to hold, to trade in and deal in, to acquire any rights or options to purchase or sell, to sell or otherwise dispose of, to lend and to pledge any Lexington property or any of the foregoing securities, instruments or investments; to purchase and sell options on securities, currency, precious metals and other commodities, indices, futures contracts and other financial instruments and assets and enter into closing and other transactions in connection therewith; to enter into all types of commodities contracts, including without limitation the purchase and sale of futures contracts on securities, currency, precious metals and other commodities, indices and other financial instruments and assets; to enter into forward foreign currency exchange contracts and other foreign exchange and currency transactions of all types and kinds; to enter into interest rate, currency and other swap transactions; and to engage in all types and kinds of hedging and risk management transactions.

     (iii) To exercise all rights, powers and privileges of ownership or interest in all securities and other assets included in Lexington property, including without limitation the right to vote thereon and otherwise act with respect thereto; and to do all acts and things for the preservation, protection, improvement and enhancement in value of all such securities and assets.

     (iv) To acquire (by purchase, lease or otherwise) and to hold, use, maintain, lease, develop and dispose of (by sale or otherwise) any type or kind of property, real or personal, including domestic or foreign currency, and any right or interest therein.

     (v) To borrow money and in this connection issue notes, commercial paper or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security all or any part of Lexington property; to endorse, guarantee, or undertake the performance of any obligation or engagement of any other Person; to lend all or any part of Lexington's property to other Persons; and to issue general unsecured or other obligations of Lexington, and enter into indentures or agreements relating thereto.

     (vi) To aid, support or assist by further investment or other action any Person, any obligation of or interest which is included in Lexington's property or in the affairs of which Lexington has any direct or indirect interest; to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest; and to guarantee or become surety on any or all of the contracts, securities and other obligations of any such Person.

     (vii) To join other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Board shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Board shall deem proper.

     (viii) To carry on any other business in connection with or incidental to any of the foregoing powers referred to in this Agreement, to do everything necessary, appropriate or desirable for the accomplishment of any purpose or the attainment of any object or the furtherance of any power referred to in this Agreement, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or arising out of or connected with such business or purposes, objects or powers.

2.6  BOARD OF MANAGERS

(a) Prior to the Closing Date, the initial Member or Members may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers. By signing this Agreement or signing an investor application or certification in connection with the purchase of Units, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board may, subject to the provisions of paragraphs (a) and (b) of this Section
2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.3 hereof with respect to the election of Managers to the Board by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of Lexington. The number of Managers shall be fixed from time to time by the Board.

(b) Each Manager shall serve on the Board for the duration of the term of Lexington, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.1 or Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds ( 2/3) of the Managers then serving would have been elected by the Members. The Board may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board.

(c) In the event that no Manager remains to continue the business of Lexington, Glenwood shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of Lexington and, if the business shall be continued, of electing the required number of Managers to the Board. If the Members shall determine at such meeting not to continue the business of Lexington or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then Lexington shall be dissolved pursuant to Section 6.1 hereof and the assets of Lexington shall be liquidated and distributed pursuant to Section
6.2 hereof.

2.7  MEMBERS

Lexington may offer Units for purchase by investors in such manner and at such times as may be determined by the Board. All subscriptions for Units are subject to the receipt by Lexington or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to Lexington as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board may in its sole discretion reject any subscription for Units. The Board may, in its sole discretion, suspend the offering of the Units at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of Lexington to reflect the name and the contribution to the capital of Lexington of such additional Member.

2.8  INITIAL CONTRIBUTION

The  initial   contribution  of  capital  to  Lexington  by  Glenwood  shall  be represented by Units, which Units shall have the same rights as other Units held by Members.

2.9  BOTH MANAGERS AND MEMBERS

A Member may also be a Manager, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.10 LIMITED LIABILITY

Except as provided under the Delaware Act or the 1940 Act, a Member shall not be liable for Lexington's debts, obligations, and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under the Delaware Act or the 1940 Act, a Manager shall not be liable for Lexington's debts, obligations, and liabilities.

ARTICLE III: MANAGEMENT

3.1  MANAGEMENT AND CONTROL

(a) Management and control of the business of Lexington shall be vested in the Board, which shall have the right, power, and authority, on behalf of Lexington and in its name, to exercise all rights, powers, and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of Lexington and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind Lexington except within the scope of such Manager's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority, and responsibilities on behalf of Lexington as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of Lexington as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. During any period in which Lexington shall have no Managers, Glenwood, as the initial Member, shall have the authority to manage the business and affairs of Lexington.

(b) Members shall have no right to participate in and shall take no part in the management or control of Lexington's business and shall have no right, power or authority to act for or bind Lexington. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

(c) The Board may delegate to any other person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law, and may appoint persons to serve as officers of Lexington, with such titles and authority as may be determined by the Board consistent with applicable law.

(d) The Board shall have full power and authority to adopt By-Laws providing for the conduct of the business of Lexington and containing such other provisions as they deem necessary, appropriate or desirable, and, subject to the voting powers of one or more Classes, to amend and repeal such By-Laws. Unless the By-Laws specifically require that Members authorize or approve the amendment or repeal of a particular provision of the By-Laws, any provision of the By-Laws may be amended or repealed by the Board without Member authorization or approval.

(e) The Board shall have the full power and authority, without Member approval, to authorize one or more Classes of Units; Units of each such Class having such preferences, voting powers and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and as shall be set forth in a resolution adopted in accordance with the By-Laws.

3.2  ACTIONS BY THE BOARD OF MANAGERS

(a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in-person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

(b) The Board may designate from time to time a Principal Manager who shall preside at all meetings of the Board. Meetings of the Board may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

3.3  MEETINGS OF MEMBERS

(a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time, and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

(b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Unit ownership as of the record date for such meeting. The Board shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c) A Member may vote at any meeting of Members by a proxy, provided that such proxy to act is authorized to act by (i) a written instrument properly executed by the Member and filed with Lexington before or at the time of the meeting or
(ii) such electronic, telephonic, computerized or other alternative means as may be approved by a resolution adopted by the Board. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to Lexington at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4  CUSTODY OF LEXINGTON'S ASSETS

The physical possession of all funds, Securities, or other properties of Lexington shall at all times, be held, controlled and administered by one or more custodians retained by Lexington in accordance with the requirements of the 1940 Act and the rules thereunder.

3.5  OTHER ACTIVITIES OF MEMBERS AND MANAGERS

(a) The Managers shall not be required to devote all of their time to the affairs of Lexington, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

(b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors, or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

3.6  DUTY OF CARE

(a) No Manager shall be liable to Lexington or to any of its Members for any loss or damage occasioned by any act or omission in the performance of its services pursuant to any agreement, including this Agreement, between a Manager and Lexington for the provision of services to Lexington unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Manager constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the performance of its services to Lexington.

(b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for Units shall be liable to Lexington, any Member, or third parties only as provided under the Delaware Act.

3.7  INDEMNIFICATION

(a) To the fullest extent permitted by law, Lexington shall, subject to Section 3.7(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors, or other legal representatives), against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of Lexington or the past or present performance of services to Lexington by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by Lexington in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to Lexington amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) Lexington shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

(c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to Lexington or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of Lexington by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of Lexington and that such indemnitee is not liable to Lexington or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to Lexington or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

(d) Any indemnification or advancement of expenses made pursuant to this Section
3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to Lexington or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of Lexington to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 Lexington shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on Lexington (or any Member acting derivatively or otherwise on behalf of Lexington or its Members).

(e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of Lexington, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of Lexington to purchase and maintain liability insurance on behalf of any Manager or other person.

3.8  FEES, EXPENSES AND REIMBURSEMENT

(a) The Board may cause Lexington to compensate each Manager who is not an "interested person" of Lexington (as defined in the 1940 Act), and such Manager shall be reimbursed by Lexington for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

(b) Lexington shall bear all costs and expenses incurred in its business and operations. Costs and expenses to be borne by Lexington include, but are not limited to, the following:

     (1) all costs and expenses directly related to investment transactions and positions for Lexington's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends, and indirect expenses from investments in Investment Funds;

     (2) all costs and expenses associated with the operation and registration of Lexington, offering costs and the costs of compliance with applicable Federal and state laws;

     (3) all costs and expenses associated with the organization and operation of separate investment funds managed by Investment Managers retained by Lexington;

     (4) the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

     (6) the fees and disbursements of Lexington's counsel, legal counsel to the Independent Managers, independent accountants for Lexington, and other consultants and professionals engaged on behalf of Lexington;

     (7)  the  fees  payable  to   custodians   and  other   persons   providing
     administrative services to Lexington;

     (8) the costs of a fidelity bond and any liability insurance obtained on behalf of Lexington or the Board;

     (9) all costs and expenses of preparing, setting in type, printing, and distributing reports and other communications to Members; and

     (10) such other types of expenses as may be approved from time to time by the Board.

(c) Subject to procuring any required regulatory approvals, from time to time Lexington may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which Glenwood, or any Affiliate of Glenwood, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

ARTICLE IV: TERMINATION OF STATUS OF ADVISER
AND MANAGERS, TRANSFERS AND REPURCHASES

4.1  TERMINATION OF STATUS OF A MANAGER

The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of Lexington under the Delaware Act. Managers shall required to retire as of December 31 of the year in which they reach 75 years of age.

4.2  REMOVAL OF THE MANAGERS

Any Manager may be removed either by (a) the vote or written consent of at least two-thirds ( 2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds ( 2/3) of the total number of votes eligible to be cast by all Members.

4.3  TRANSFER OF UNITS OF MEMBERS

(a) Units of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of such Member or (ii) with the written consent of the Board (which may be withheld in its sole discretion); provided, however, that the Board may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (E.G., certain Transfers to affiliates, gifts, and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents, and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board may consent pursuant to the following sentence. The Board may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer, or assignment, the Board shall consult with counsel to Lexington to ensure that such pledge, transfer, or assignment will not cause Lexington to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this
Section 4.4 shall be void.

(b) The Board may not consent to a Transfer of Units of a Member unless: (i) the person to whom the Units are Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board believes is a "Eligible Investor" as described in Form N-2; and (ii) all the Units of the Member are Transferred to a single transferee or, after the Transfer of less than all the Member's Units, the balance of the Capital Account of each of the transferee and transferor is not less than $10,000. Any transferee that acquires Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Units so acquired and to Transfer such Units in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Units with the approval of the Board, the Board shall promptly take all necessary actions so that the transferee to whom such Units are transferred is admitted to Lexington as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by Lexington in connection with such Transfer.

(c) Each Member shall indemnify and hold harmless Lexington, the Managers, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.4  REPURCHASE OF UNITS

(a) Except as otherwise provided in this Agreement, no Member or other person holding Units shall have the right to withdraw or tender to Lexington for repurchase of those Units. The Board from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause Lexington to repurchase Units pursuant to written tenders. However, Lexington shall not offer to repurchase Units on more than four occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to Lexington or the Members. In determining whether to cause Lexington to repurchase Units pursuant to written tenders, the Board shall consider the following factors, among others:

     (1)  whether any Members have requested to tender Units to Lexington;

     (2)  the liquidity of Lexington's assets;

     (3)  the investment plans and working capital requirements of Lexington;

     (4)  the relative economies of scale with respect to the size of Lexington;

     (5)  the history of Lexington in repurchasing Units;

     (6)  the economic condition of the securities markets; and

     (7)  the anticipated tax consequences of any proposed repurchases of Units.

The Board shall cause Lexington to repurchase Units pursuant to written tenders only on terms determined by the Board to be fair to Lexington and to all Members (including persons holding Units acquired from Members), as applicable.

(b) A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance at least equal to $10,000. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, Lexington reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained.

(c) The Board may cause Lexington to repurchase Units of a Member or any person acquiring Units from or through a Member in the event that the Board determines or has reason to believe that:

     (1) such Units have been transferred in violation of Section 4.4 hereof, or such Units have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member;

     (2) ownership of such Units by a Member or other person will cause Lexington to be in violation of, or subject Lexington to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

     (3) continued ownership of such Units may be harmful or injurious to the business or reputation of Lexington, the Managers, or Glenwood, or may subject Lexington or any of the Members to an undue risk of adverse tax or other fiscal consequences;

     (4) such Member's continued participation in Lexington may cause Lexington to be classified as a "publicly traded partnership" within the meaning of
     Section 7704 of the Code and the Treasury Regulations thereunder;

     (5) any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true; or

     (6) it would be in the best interests of Lexington, as determined by the Board in its sole discretion, for Lexington to repurchase such Units.

(d) Provided that the Board shall have made a determination to repurchase Units, Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (a "Valuation Date"). Units to be repurchased pursuant to subsection 4.4(c) shall be tendered by the affected Members, and payment for such Units shall be made by Lexington, at such times as Lexington shall set forth in its notice to the affected Members. Units being tendered by Members pursuant to subsection 4.4(a) shall be tendered by Members at least thirty (30) days prior to the applicable Valuation Date. Lexington shall pay the repurchase price for tendered Units approximately, but no earlier than, thirty
(30) days after the applicable Valuation Date. The voting rights of Members as provided in this Agreement with respect to the tendered Units shall continue until such time as the Initial Payment (as defined below) of the repurchase price is paid under this subsection 4.4(d). Payment of the repurchase price for Units shall consist of cash in an amount equal to such percentage (generally expected to be 95%), as may be determined by the Board, of the estimated unaudited net asset value of the Units repurchased by Lexington determined as of the Valuation Date relating to such Units (the "Initial Payment"). Lexington shall establish an escrow to hold funds reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. Lexington shall pay the balance, if any, of the purchase price based on the audited financial statements of Lexington for the Fiscal Year in which such repurchase was effective. Notwithstanding anything in the foregoing to the contrary, the Board, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable
Securities and cash) having a value, determined as of the Valuation Date relating to such Units, equal to the amount to be repurchased.

(e) A Member may at any time submit to Lexington a written request that Lexington repurchase all of the Units of such Member, as contemplated by Section 6.1(3) hereof. Any such request shall be sent to Lexington by registered or certified mail, return receipt requested, and shall be deemed valid only upon the Member's receipt of Lexington's written acknowledgement of the Member's request, which acknowledgement shall be provided by Lexington promptly upon its receipt of the Member's request.

ARTICLE V: CAPITAL

5.1  CONTRIBUTIONS TO CAPITAL

(a) The minimum initial contribution of each Member to the capital of Lexington shall be such amount as the Board, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of Lexington upon acceptance as a contribution to the capital of Lexington. The Managers shall not be entitled to make contributions of capital to Lexington as Managers of Lexington, but may make contributions to the capital of Lexington as Members.

(b) Members may make additional contributions to the capital of Lexington effective as of such times as the Board, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of Lexington. The minimum initial capital contribution of a Member to the capital of Lexington shall be such amount as the Board, in its sole discretion, may determine from time to time.

(c) Initial and any additional contributions to the capital of Lexington by any Member shall be payable in cash, payable in readily available funds at the date of the proposed acceptance of the contribution.

5.2  RIGHTS OF MEMBERS TO CAPITAL

No Member shall be entitled to interest on any contribution to the capital of Lexington, nor shall any Member be entitled to the return of any capital of Lexington except (i) upon the repurchase by Lexington of a part or all of such Member's Units pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.7 hereof or (iii) upon the liquidation of Lexington's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of Lexington's property or to compel any sale or appraisal of Lexington's assets.

5.3  CAPITAL ACCOUNTS

(a) Lexington shall maintain a separate Capital Account for each Member. The aggregate Net Asset Value of each Member's Units shall reflect the value of such Member's Capital Account.

(b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of Lexington.

(c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of Lexington permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 and
5.5 hereof.

(d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Units of such Member or distributions to such Member pursuant to Sections 4.4, 5.7 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 and 5.5 hereof.

5.4  ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING COSTS

As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Unit ownership for such Fiscal Period.

5.5  RESERVES

Appropriate reserves may be created, accrued, and charged against Net Assets for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board, such reserves to be in the amounts that the Board, in its sole discretion, deems necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as the Board, in its sole discretion, deems necessary or appropriate.

5.6  TAX ALLOCATIONS

For each fiscal year, items of income, deduction, gain, loss, or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.6 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

5.7  DISTRIBUTIONS

The Board, in its sole discretion, may authorize Lexington to make distributions in cash or in kind at any time to all of the Members on a PRO RATA basis in accordance with the Members' Unit ownership.

5.8  WITHHOLDING

(a) The Board may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

(b) For purposes of this Agreement, any taxes so withheld by Lexington with respect to any amount distributed by Lexington to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Units shall pay to Lexington as a contribution to the capital of Lexington, upon demand of the Board, the amount of such excess.

(c) The Board shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify Lexington and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

ARTICLE VI: DISSOLUTION AND LIQUIDATION

6.1  DISSOLUTION

Lexington shall be dissolved:

     (1) upon the affirmative vote to dissolve Lexington by the Board;

     (2) upon the failure of Members to elect a successor Manager at a meeting called by Glenwood in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of Lexington;

     (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.4(e) hereof, a written notice to Lexington requesting the repurchase of all of such Member's Units by Lexington, if such Units have not been repurchased by Lexington; or

     (4) as required by operation of law.

Dissolution of Lexington shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60-day period during which the Board and Members may elect to continue the business of Lexington as provided above, but Lexington shall not terminate until the assets of Lexington have been liquidated in accordance with
Section 6.2 hereof and the Certificate has been canceled.

6.2  LIQUIDATION OF ASSETS

(a) Upon the dissolution of Lexington as provided in Section 6.1 hereof, the Board shall promptly appoint Glenwood as the liquidator and Glenwood shall liquidate the business and administrative affairs of Lexington, except that if the Board does not appoint Glenwood as the liquidator or Glenwood is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of Lexington. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section
5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

     (1) the debts of Lexington, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of Lexington's assets to the Members has been completed, shall first be paid on a PRO RATA basis;

     (2) such debts, liabilities, or obligations as are owing to the Members shall next be paid in their order of seniority and on a PRO RATA basis; and

     (3) the Members shall next be paid on a PRO RATA basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

(b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of Lexington, the Board or other liquidator may distribute ratably in kind any assets of Lexington; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND RECORDS

7.1  ACCOUNTING AND REPORTS

(a) Lexington shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole discretion is in the best interests of Lexington. Lexington's accounts shall be maintained in U.S. currency.

(b) After the end of each taxable year, Lexington shall furnish to each Member such information regarding the operation of Lexington and such Member's Units as is necessary for Members to complete federal, state, and local income tax or information returns and any other tax information required by federal, state, or local law.

(c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation, or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, Lexington shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. Lexington shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. Lexington may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

7.2  DETERMINATIONS BY THE BOARD OF MANAGERS

(a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

(b) The Board may make such adjustments to the computation of Net Profit or Net Loss or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of Lexington and the intended allocation thereof among the Members.

7.3  VALUATION OF ASSETS

(a) Except as may be required by the 1940 Act, the Board shall value or have valued any Securities or other assets and liabilities of Lexington as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act. In determining the value of the assets of Lexington, no value shall be placed on the goodwill or name of Lexington, or the office records, files, statistical data, or any similar intangible assets of Lexington not normally reflected in Lexington's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

(b) Lexington will value interests in Investment Funds at their "fair value," as determined in good faith by the Board, which value ordinarily will be the value of an interest in an Investment Fund determined by the Investment Manager of the Investment Fund in accordance with the policies established by the Investment

Fund, absent information indicating that such value does not represent the fair value of the interest.

(c) The value of Securities and other assets of Lexington and the net worth of Lexington as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

ARTICLE VIII: MISCELLANEOUS PROVISIONS

8.1  AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT

(a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and
(ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

(b) Any amendment that would:

     (1) increase the obligation of a Member to make any contribution to the capital of Lexington; or

     (2) reduce the Capital Account of a Member;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender all of its Units for repurchase by Lexington.

(c) The power of the Board to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

     (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

     (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

     (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that Lexington will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in
     Section 7704(b) of the Code.

(d) The Board shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2  SPECIAL POWER OF ATTORNEY

(a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of Lexington's assets appointed pursuant to
Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file, and/or publish:

     (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

     (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of Lexington; and

     (3) all such other instruments, documents, and certificates that, in the opinion of legal counsel to Lexington, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which Lexington shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of Lexington as a limited liability company under the Delaware Act.

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to Lexington without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to Lexington is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of Lexington.

(c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

     (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether Lexington or Board shall have had notice thereof; and

     (2) shall survive the delivery of a Transfer by a Member of such Member's Units, except that where the transferee thereof has been approved by the Board for admission to Lexington as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board to execute, acknowledge, and file any instrument necessary to effect such substitution.

8.3  NOTICES

Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to Lexington or the Board, by hand delivery, registered, or certified mail return receipt requested, commercial courier service, telex, or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of Lexington. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex, or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

8.4  AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees, or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

8.5  APPLICABILITY OF 1940 ACT AND FORM N-2

The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of Lexington's business and of the rights, privileges, and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

8.6  CHOICE OF LAW

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

8.7  NOT FOR BENEFIT OF CREDITORS

The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, and Lexington. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

8.8  CONSENTS

Any and all consents, agreements, or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of Lexington.

8.9  MERGER AND CONSOLIDATION

(a) Lexington may merge or consolidate with or into one or more limited liability companies or other business entities pursuant to an agreement of merger or consolidation that has been approved by the Board in the manner contemplated by Section 18-209(b) of the Delaware Act or may sell, lease or exchange all or substantially all of Lexington property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Board.

(b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved by the Board in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for Lexington if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

8.10  PRONOUNS

All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons, firm, or corporation may require in the context thereof.

8.11  CONFIDENTIALITY

(a) A Member may obtain from Lexington such information regarding the affairs of Lexington as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

(b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish, or make accessible to any other person the name and/or address (whether business, residence, or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole discretion.

(c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees, or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees, or agents, irreparable injury may result to the non-breaching Members and Lexington. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and Lexington may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or Lexington determines that any of the other Members or any of its principals, partners, members, directors, officers, employees, or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees, or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

8.12  CERTIFICATION OF NON-FOREIGN STATUS

Each Member or transferee of Units from a Member shall certify, upon admission to Lexington and at such other times thereafter as the Board may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by Lexington, and shall notify Lexington within 60 days of any change in such Member's status.

8.13  SEVERABILITY

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14  FILING OF RETURNS

The Board or its designated agent shall prepare and file, or cause the accountants of Lexington to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of Lexington.

8.15  TAX MATTERS PARTNER

(a) A Manager who is a Member shall be designated on Lexington's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of Lexington for purposes of Section 6231(a)(7) of the Code. Glenwood shall be the initial Tax Matters Partner of Lexington. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for Lexington pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board all of its rights, powers, and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge, and file any and all reports, responses, and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for Lexington under Section 6231(a)(7) of the Code shall be indemnified and held harmless by Lexington from any and all liabilities and obligations that arise from or by reason of such designation.

(b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in Lexington holding such interests through such Pass-Thru Member. In the event Lexington shall be the subject of an income tax audit by any Federal, state, or local authority, to the extent Lexington is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, Lexington and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement, or review shall be borne by Lexington.

8.16  SECTION 754 ELECTION

In the event of a distribution of Lexington's property to a Member or an assignment or other transfer (including by reason of death) of Units of a Member in Lexington, at the request of a Member, the Board, in its discretion, may cause Lexington to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of Lexington's property as provided by Sections 734 and 743 of the Code.

8.17  USE OF NAMES "MAN," "GLENWOOD," "MAN-GLENWOOD" AND "LEXINGTON"

Man Investment Products Inc. ("Man") and Glenwood each hereby grants to Lexington a royalty-free, non-exclusive license to use the names "Man,"
"Glenwood," "Man-Glenwood" and "Lexington" respectively, in the name of Lexington. Such license may, at such time as neither Glenwood nor an Affiliate of Glenwood shall serve as an investment adviser to Lexington or the Portfolio Company or upon termination of this Agreement, be terminated by Man and Glenwood, respectively, in which event Lexington shall promptly take whatever action may be necessary to change its name and discontinue any further use of the name "Man," "Glenwood," "Man-Glenwood" and "Lexington" as the case may be, in the name of Lexington or otherwise. The names "Man," "Glenwood," "Man-Glenwood" and "Lexington" may be used or licensed by Man or Glenwood, respectively, in connection with any of its activities, or licensed by Man or Glenwood, respectively, to any other party.

EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 8.11.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                         MANAGERS:

                                         ---------------------------------------
                                         Frank C.  Meyer

                                         ---------------------------------------
                                         John Kelly

                                         INITIAL MEMBER:

                                         GLENWOOD CAPITAL INVESTMENTS, L.L.C.

                                         By:
                                         Name:
                                         Title:

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board to Lexington as a Member.

                           MAN-GLENWOOD LEXINGTON, LLC

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS


                                   PROSPECTUS


                                  JULY __, 2006


                              MAN INVESTMENTS INC.


                                   [WAVE LOGO]


                                          Man-Glenwood Lexington, LLC Prospectus
                                                                            (24)

The information in this Statement of Additional Information is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                      SUBJECT TO COMPLETION, JUNE 14, 2006

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY __, 2006

                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                             CHICAGO, ILLINOIS 60606

Registrant's Telephone Number, including Area Code: (800) 838-0232

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Man-Glenwood Lexington, LLC ("Lexington"), dated July __, 2006. A copy of the Prospectus may be obtained by contacting Lexington at the telephone number or address set forth above.

                                Table of Contents

INVESTMENT POLICIES AND PRACTICES............................................ 1
 Fundamental Policies........................................................ 1
 Certain Portfolio Securities and Other Operating Policies................... 1
REPURCHASES, MANDATORY REPURCHASES AND TRANSFERS OF UNITS.................... 7
 Repurchase Offers........................................................... 7
 Mandatory Repurchases....................................................... 7
 Transfers of Units.......................................................... 7
BOARD OF MANAGERS............................................................ 8
INVESTMENT ADVISORY SERVICES................................................. 11
PORTFOLIO MANAGERS........................................................... 12
LEXINGTON AND PORTFOLIO COMPANY EXPENSES..................................... 13
CODES OF ETHICS.............................................................. 14
VOTING OF PROXIES............................................................ 15
PARTICIPATION IN INVESTMENT OPPORTUNITIES.................................... 15
OTHER MATTERS................................................................ 16
TAX ASPECTS.................................................................. 16
 Tax Treatment of Fund Operations............................................ 17
 Tax Consequences to a Withdrawing Member.................................... 19
 Tax Treatment of Portfolio Investments...................................... 20
 Foreign Taxes............................................................... 24
 Unrelated Business Taxable Income........................................... 24
 Certain Issues Pertaining to Specific Exempt Organizations.................. 25
 State and Local Taxation.................................................... 26
ERISA CONSIDERATIONS......................................................... 26
BROKERAGE.................................................................... 27
VALUATION OF ASSETS.......................................................... 28
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL.............. 29
CUSTODIAN.................................................................... 30
RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS............................. 30
SUMMARY OF LLC AGREEMENT..................................................... 30
FUND ADVERTISING AND SALES MATERIAL.......................................... 32
FINANCIAL STATEMENTS......................................................... 32

APPENDIX A: WAIVERS OF SALES LOAD............................................A-1
APPENDIX B: SUMMARY OF TERMS OF PORTFOLIO COMPANY BORROWING..................B-1

                        INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of Man-Glenwood Lexington, LLC ("Lexington") and Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), as well as the principal risks associated with the Portfolio Company's investment strategies, are set forth in Lexington's prospectus (the "Prospectus"). Certain additional investment information is set forth below. Lexington invests substantially all of its investable assets in the Portfolio Company as set forth in the Prospectus.

FUNDAMENTAL POLICIES

Lexington's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of Lexington (the "Units"), are listed below. The Portfolio Company has adopted substantially the same fundamental investment restrictions as Lexington; such restrictions cannot be changed without the approval of a majority of the outstanding voting securities of the Portfolio Company. Within the limits of these fundamental policies, Lexington's management has reserved freedom of action. As defined by the Investment Company Act of 1940, as amended (the "1940 Act"), the vote of a "majority of the outstanding voting securities of Lexington" means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of Lexington are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of Lexington, whichever is less. Lexington will not concentrate (I.E., invest more than 25% of its total assets) in a particular industry or group of industries. Lexington may not, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders, or other guidance provided by the Securities and Exchange Commission (the "SEC") or its staff:

     1.   borrow money;

     2.   issue senior securities;

     3.   underwrite securities issued by other persons;

     4.   purchase or sell real estate and real estate mortgage loans;

     5. purchase or sell commodities or commodity contracts including futures contracts; and

     6.   make loans to other persons.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except Lexington's fundamental policies on borrowings and the issuance of senior securities), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of Lexington's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. Lexington's investment policies and restrictions do not apply to the activities and transactions of Hedge Funds in which assets of Lexington, through the Portfolio Company, are invested, but do apply to investments made by Lexington directly (or any account consisting solely of Lexington assets).

Lexington's investment objective is non-fundamental and may be changed by its Board of Managers (each individually a "Manager" and collectively the "Board").

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

As discussed in the Prospectus, the Portfolio Company will invest by allocating capital among a number of independent investment managers ("Hedge Fund Managers") through pooled vehicles such as limited liability companies and limited partnerships (collectively, the "Hedge Funds") who employ diverse investment strategies. The Portfolio Company also may make certain direct investments, which are described below. Additional information regarding the types of securities and financial instruments in which Hedge Fund Managers may invest the assets of Hedge Funds, and certain of the investment techniques that may be used by Hedge Fund Managers, are set forth below.

                                                 Man-Glenwood Lexington, LLC SAI
                                                                          Page 1

EQUITY SECURITIES. The investment portfolios of Hedge Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Hedge Funds may generally invest in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES. Hedge Funds may invest in both investment grade and non-investment grade fixed-income securities. A Hedge Fund Manager may invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (I.E., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Hedge Funds may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Hedge Fund Manager to be of comparable quality.

A Hedge Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher-grade securities.

NON-U.S. SECURITIES. Hedge Funds may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Hedge Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the Prospectus under "Risk Factors Relating to Types of Investments and Related Risks - Non-U.S. Investments."

As a general matter, Hedge Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Hedge Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Hedge Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Hedge Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Hedge Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Hedge Fund to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Hedge Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Hedge Fund's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue a Hedge Fund's investment objective, such as when a Hedge Fund Manager anticipates that particular non-U.S. currencies will appreciate or

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depreciate in value, even though  securities  denominated in such currencies are not then held in Hedge Fund's investment portfolio.

ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non- U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS. The Portfolio Company and Hedge Funds may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Adviser or Hedge Fund Managers deem appropriate under the circumstances. The Portfolio Company or Hedge Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS. Repurchase agreements are agreements under which the Portfolio Company or a Hedge Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Portfolio Company or Hedge Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Portfolio Company or Hedge Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Portfolio Company has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve the sale of a security by the Portfolio Company or a Hedge Fund to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Company or a Hedge Fund. Reverse repurchase agreements are a form of leverage, which also may increase the volatility of a Hedge Fund's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES. Hedge Funds may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Hedge Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Hedge Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Hedge Fund may suffer losses as a result of its hedging activities.

DERIVATIVES. Hedge Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the Hedge Fund as a whole. Derivatives permit Hedge Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Hedge Fund's performance.

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If a Hedge Fund invests in  derivatives  at  inopportune  times or judges market conditions incorrectly, such investments may lower the Hedge Fund's return or result in a loss. A Hedge Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Hedge Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

OPTIONS AND FUTURES. The Portfolio Company may utilize options and futures contracts for hedging purposes, including currency hedging. The Hedge Funds may utilize options and futures contracts generally. Hedge funds also may use so-called "synthetic" options (notional principal contracts with characteristics of an over-the-counter option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Hedge Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Hedge Fund may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Hedge Funds may include options on baskets of specific securities.

The Hedge Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Hedge Fund owns the underlying security. The sale of such an option exposes a Hedge Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Hedge Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Hedge Funds need not be covered.

A Hedge Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Hedge Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Hedge Fund would ordinarily effect a similar "closing sale transaction," which involves liquidating a position by selling the option previously purchased, although the Hedge Fund could exercise the option should it deem it advantageous to do so.

Synthetic options transactions involve the use of two financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

The Portfolio Company may purchase put options and put spreads for purposes of hedging certain Hedge Fund investments and strategies, and also may use currency options to hedge certain Hedge Fund investments (or certain investment techniques used by Hedge Fund Managers). A put spread is a transaction where the Portfolio Company simultaneously purchases and sells a put option having the same underlying asset, quantity and expiration date, where the sale of the put has a lower strike price. Such strategies limit risk to the Portfolio Company related to certain Hedge Funds and/or Hedge Fund strategies, but also may reduce potential returns. It is not currently expected that such options use would exceed 5% of the Portfolio Company's assets.

In the absence of an exemption for the Portfolio Company, the use by Hedge Funds of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the "CFTC") could cause Lexington to be a commodity pool, which would require the Portfolio Company to comply with certain rules of the CFTC. However, the Portfolio Company has claimed an exclusion from the definition of a Commodity Pool Operator ("CPO") under the Commodity Exchange Act, and therefore is not subject to regulation or registration as a CPO.

Hedge Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk

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potential  than  domestic  markets.  For  example,  some foreign  exchanges  are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of Lexington's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Hedge Fund to substantial losses.

Successful use of futures also is subject to a Hedge Fund's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Hedge Funds may purchase and sell stock index futures contracts and single stock futures contracts. A stock index future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. A single stock future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the stock at the opening of trading on the next business day.

Some or all of the Hedge Funds may purchase and sell interest rate futures contracts. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Hedge Funds may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

OPTIONS ON SECURITIES INDEXES. Some or all of the Hedge Funds may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Hedge Fund of options on stock indexes will be subject to the Hedge Fund's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

SWAP AGREEMENTS. The Hedge Funds may enter into equity, interest rate, index and currency rate swap agreements on behalf of Hedge Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular

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foreign  currency,  or in a "basket" of  securities  representing  a  particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by a Hedge Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Hedge Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Hedge Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by a Hedge Fund in whose investment vehicles the Portfolio Company could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Portfolio Company may enter into swap agreements under which the Portfolio Company may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Portfolio Company may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

LENDING PORTFOLIO SECURITIES. A Hedge Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Hedge Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Hedge Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Hedge Fund typically will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Hedge Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Hedge Fund.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES. To reduce the risk of changes in securities prices and interest rates, a Hedge Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Hedge Fund enters into the commitment, but the Hedge Fund does not make payment until it receives delivery from the counterparty. After a Hedge Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, I.E., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Hedge Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Hedge Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Hedge Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Hedge Fund on a forward basis will not honor its purchase obligation. In such cases, the Hedge Fund may incur a loss.

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           REPURCHASES, MANDATORY REPURCHASES, AND TRANSFERS OF UNITS

REPURCHASE OFFERS

As discussed in the Prospectus, offers to repurchase Units will be made by Lexington at such times and on such terms as may be determined by the Board in its sole discretion in accordance with the provisions of applicable law. In determining whether Lexington should repurchase Units from Members pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus, in making its determinations.

The Board will cause Lexington to make offers to repurchase Units from Members pursuant to written tenders only on terms it determines to be fair to Lexington and to all Members or persons holding Units acquired from Members. When the Board determines that Lexington will repurchase Units, notice will be provided to each Member describing the terms thereof, and containing information Members should consider in deciding whether and how to participate in such repurchase opportunity. Members who are deciding whether to tender their Units during the period that a repurchase offer is open may ascertain an estimated net asset value of their Units from Lexington during such period. If a repurchase offer is oversubscribed by Members, Lexington will repurchase only a PRO RATA portion of the Units tendered by each Member.

Lexington's assets consist primarily of its interest in the Portfolio Company. Therefore, in order to finance the repurchase of Units pursuant to the repurchase offers, Lexington may find it necessary to liquidate all or a portion of its interest in the Portfolio Company. Because interests in the Portfolio Company may not be transferred, Lexington may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company. Lexington will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for Portfolio Company interests. Payment for repurchased Units may require Lexington to liquidate a portion of its interest in the Portfolio Company, which may, in turn, need to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Portfolio Company's portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Portfolio Company's Board of Managers) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Units.

MANDATORY REPURCHASES

As noted in the Prospectus, Lexington has the right to repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances. Such mandatory repurchases may be made if:

     o Units have been transferred or such Units have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member; or

     o ownership of Units by a Member or other person will cause Lexington to be in violation of, or subject Lexington to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction; or

     o continued ownership of such Units may be harmful or injurious to the business or reputation of Lexington or the Adviser, or may subject Lexington or any Members to an undue risk of adverse tax or other fiscal consequences; or

     o any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true; or

     o    it would be in the best interests of Lexington to repurchase Units.

TRANSFERS OF UNITS

No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole and absolute discretion. Units may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board generally will not consent to a transfer unless the transfer is (i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (E.G., certain transfers to

                                                 Man-Glenwood Lexington, LLC SAI
affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other pledges, transfers or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer or assignment, the Board shall consult with counsel to Lexington to ensure that such pledge, transfer or assignment will not cause Lexington to be treated as a "publicly traded partnership" taxable as a corporation. Notice to Lexington of any proposed transfer must include evidence satisfactory to Lexington that the proposed transferee meets any requirements imposed by Lexington with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to transfer Units unless after such transfer the balance of the capital account of the transferee, and of the Member transferring the Units if the transfer involves less than all of such Member's Units, is at least equal to Lexington's minimum investment requirement.

Any transferee meeting Lexington's eligibility requirements that acquires Units in Lexington by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Units so acquired and to transfer such Units in accordance with the terms of Lexington's Limited Liability Company Agreement (the "LLC Agreement"), but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the LLC Agreement. If a Member transfers Units with the approval of the Board, Lexington will promptly take all necessary actions to admit such transferee or successor to Lexington as a Member. Each Member and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by Lexington in connection with such transfer. If such a transferee does not meet the Member eligibility requirements, Lexington reserves the right to repurchase its Units. Any transfer of Units in violation of the LLC Agreement will not be permitted and will be void.

The LLC Agreement provides, in part, that each Member has agreed to indemnify and hold harmless Lexington, the Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Member in violation of these provisions or any misrepresentation made by such Member in connection with any such transfer.

                                BOARD OF MANAGERS

The Board of Lexington and the Board of the Portfolio Company (the "Portfolio Company's Board") provide broad oversight over the operations and affairs of
Lexington and the Portfolio Company, respectively, and have overall responsibility to manage and control the business affairs of Lexington and the Portfolio Company, respectively, including the complete and exclusive authority to establish policies regarding the management, conduct, and operation of Lexington's and the Portfolio Company's business, respectively. The Board and the Portfolio Company's Board exercise the same powers, authority and responsibilities on behalf of Lexington and the Portfolio Company, respectively, as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

The Managers of the Board and the Portfolio Company's Board are not required to contribute to the capital of Lexington or the Portfolio Company or to hold Units of Lexington or an interest in the Portfolio Company. A majority of the Managers of the Board and the Portfolio Company's Board are persons who are not "interested persons" (as defined in the 1940 Act) of Lexington and the Portfolio Company, respectively (collectively, the "Independent Managers"). The Independent Managers perform the same functions for Lexington and the Portfolio Company as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

                                                 Man-Glenwood Lexington, LLC SAI

The identity of the Managers and officers of Lexington and the Portfolio Company and brief biographical information regarding each Manager and officer during the past five years is set forth below. The business address of each officer and Manager is c/o Glenwood Capital Investments, L.L.C., 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606. Each Manager who is deemed to be an "interested person" of Lexington and the Portfolio Company, as defined in the 1940 Act, is indicated by an asterisk.

                       POSITION(S)                                          NUMBER OF
                        HELD WITH                                           PORTFOLIOS
                        LEXINGTON      TERM OF              PRINCIPAL        IN FUND           OTHER
                         AND THE      OFFICE AND           OCCUPATION        COMPLEX       DIRECTORSHIPS
                        PORTFOLIO     LENGTH OF           DURING PAST 5     OVERSEEN BY       HELD BY
   NAME AND AGE          COMPANY     TIME SERVED              YEARS          MANAGER          MANAGER
   ------------        -----------   -----------          -------------    ------------    -------------
John M.  Kelly (59)      Manager*    Perpetual until      Sale and              3               None
                                     resignation or       marketing of
                                     removal, Manager     hedge funds for
                                     since October 1,     the Man
                                     2002                 Investments
                                                          Division of Man
                                                          Group plc

Marvin Damsma (59)       Manager     Perpetual until      Director of Trust     3               None
                                     resignation or       Investments for
                                     removal,             BP America Inc.
                                     appointed
                                     Jan. 20, 2003

Dale M.  Hanson (63)     Manager     Perpetual until      Principal/partner     3               None
                                     resignation or       of American
                                     removal,             Partners
                                     appointed            Consulting
                                     Jan. 20, 2003        (marketing
                                                          organization)

Managers may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting, a vote of a majority of the Members or, if by written consent, a vote of Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members. Managers are required to retire as of December 31 of the year in which they reach 75 years of age.

                                                 Man-Glenwood Lexington, LLC SAI

PRINCIPAL OFFICERS WHO ARE NOT MANAGERS:

                         POSITION(S) HELD WITH
                           LEXINGTON AND THE              LENGTH OF            PRINCIPAL OCCUPATION
   NAME AND AGE            PORTFOLIO COMPANY             TIME SERVED           DURING PAST 5 YEARS
   ------------            -----------------             -----------           -------------------
John B.  Rowsell (48)    President and                Since Jan. 13, 2004    President (2003) and member
                         Principal Executive                                 of Investment Committee
                         Officer                                             (2001), Glenwood Capital
                                                                             Investments, L.L.C.
                                                                             (investment adviser);
                                                                             Investment Manager, McKinsey
                                                                             & Co. (consultant)

Alicia Derrah (48)       Treasurer and                Since Jan. 20, 2003    Chief Financial Officer,
                         Principal Financial                                 Glenwood Capital Investments,
                         and Accounting Officer                              L.L.C. (investment adviser)

 Steven Zoric (35)       Chief Compliance             Since July 20, 2004    Head of U.S. Legal and
                         Officer and Secretary        Since Jan. 20, 2003    Compliance, Man Investments
                                                                             Division of Man Group plc;
                                                                             Associate, Katten Muchin
                                                                             Rosenman (law) (April 1997 to
                                                                             October 1999, August 2000 to
                                                                             July 2001); Futures and
                                                                             Commodities Compliance
                                                                             Manager, Morgan Stanley and
                                                                             Co. Inc. (Nov. 1999 to July
                                                                             2000)

COMPENSATION

       NAME AND          AGGREGATE COMPENSATION     TOTAL COMPENSATION FROM THE
  POSITION WITH FUND          FROM THE FUND            FUND AND FUND COMPLEX
  ------------------     ----------------------     ---------------------------
  Marvin Damsma                  $ 7,500                     $22,500
  Dale M.  Hanson                $ 7,500                     $22,500

The Independent Managers are each paid an aggregate annual retainer of $7,500 and meeting fees of $500 (or $250 in the case of telephonic meetings) by each of Lexington and the Portfolio Company, and Managers are reimbursed by Lexington and the Portfolio Company for their travel expenses related to Board meetings. The Managers do not receive any pension or retirement benefits from Lexington or the Portfolio Company. The officers of Lexington do not receive any additional compensation from Lexington or the Portfolio Company.

COMMITTEES

Each of the Board and the Portfolio Company's Board has an Audit Committee composed of Messrs. Damsma and Hanson, each an Independent Manager. The functions of the Audit Committee are: (1) to oversee Lexington's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of Lexington's or the Portfolio Company's service providers; (2) to oversee the quality and objectivity of Lexington's or the Portfolio Company's financial statements and the independent audit of those statements; and (3) to the extent that Managers are not members of the Audit Committee, to act as a liaison between Lexington's or the Portfolio Company's independent auditors and the Board or the Portfolio Company's Board. The Chairman of the Audit Committee, Mr. Hanson, is an Independent Manager and receives an annual retainer of $1,000 in connection with serving in such position. As of the date of this SAI, Lexington's Audit Committee met four times in the last fiscal year.

Each of the Board and the Portfolio Company's Board has a Contracts Committee composed of three Managers, Messrs. Damsma, Hanson, and Kelly. The Contracts Committee is responsible for considering, evaluating, and making recommendations to the full Board concerning all contractual arrangements with service providers to Lexington or the Portfolio Company and all other matters in which the Adviser or its affiliates has any actual or potential conflict of interest with Lexington or the Portfolio Company. The Chairman of the Contracts Committee, Mr. Hanson, is an Independent Manager and receives no additional compensation in

                                                 Man-Glenwood Lexington, LLC SAI
connection with serving in such position. As of the date of this SAI, Lexington's Contracts Committee met twice in the last fiscal year.

Each of the Board and the Portfolio Company's Board has a Valuation Committee composed of two Managers, Messrs. Damsma and Hanson. The Valuation Committee is responsible for: (i) periodically reviewing Lexington's or the Portfolio Company's procedures for valuing securities, and making any recommendations to Lexington or the Portfolio Company with respect thereto; (ii) reviewing proposed changes to those procedures; (iii) periodically reviewing information regarding industry developments in connection with valuation; and (iv) periodically reviewing information regarding fair value and liquidity determinations made pursuant to the procedures, and making recommendations to the full Board in connection therewith (whether such information is provided only to the Valuation Committee or to the Valuation Committee and the full Board or the full Portfolio Company's Board simultaneously). The Chairman of the Valuation Committee, Mr. Damsma, is an Independent Manager and receives an annual retainer of $1,000 in connection with serving in such position. As of the date of this SAI, Lexington's Valuation Committee met four times in the last fiscal year.

                          INVESTMENT ADVISORY SERVICES

THE ADVISORY AGREEMENT

Pursuant to the terms of an investment advisory agreement first entered into between the Portfolio Company and the Adviser dated as of January 20, 2003 (the "Advisory Agreement"), the continuation of which was approved by the Board on January 16, 2006, the Adviser is responsible for developing, implementing and supervising the Portfolio Company's investment program and in connection therewith regularly provides investment advice and recommendations to the Portfolio Company with respect to its investments, investment policies and purchases and sales of securities for the Portfolio Company and arranging for the purchase and sale of such securities.

The Adviser is authorized, subject to the approval of the Portfolio Company's Board and the interest holders of the Portfolio Company, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Portfolio Company or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to the Portfolio Company by its affiliates.

As compensation for services required to be provided by the Adviser under the Advisory Agreement, the Portfolio Company pays the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.75% of the aggregate value of its outstanding interests determined as of the last day of the month (before any repurchases of interests). The Portfolio Company's Board (including a majority of the Portfolio Company's Independent Managers), at a meeting held in person on January 16, 2006, approved the continuation of the Advisory Agreement. The Advisory Agreement may be continued in effect from year to year if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Portfolio Company; provided that in either event the continuance is also approved by a majority of the Portfolio Company's Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on sixty (60) days' prior written notice: by the Portfolio Company's Board; by vote of a majority of the outstanding voting securities of the Portfolio Company; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

                                                 Man-Glenwood Lexington, LLC SAI

                                              PORTFOLIO MANAGERS

                                         OTHER ACCOUNTS MANAGED TABLE
                                            (As of March 31, 2006)
------------------------------------------------------------------------------------------------------------
                                                              Other Pooled
                                Registered Investment      Investment Vehicles
                                    Companies (1)                  (2)                 Other Accounts
                                ----------------------------------------------------------------------------
                                                                                                    Total
                                               Total                    Total                       Assets
                                             Assets of                 Assets of                      of
                                 Number      Accounts      Number      Accounts      Number        Accounts
                                   of         Managed        of         Managed        of          Managed
 Investment Committee Member    Accounts    ($ million)   Accounts    ($ million)    Accounts     ($ million)
------------------------------------------------------------------------------------------------------------
John B. Rowsell                    0             0           37          5,246          0              0
------------------------------------------------------------------------------------------------------------
Steve F. Freed                     0             0           37          5,246          0              0
------------------------------------------------------------------------------------------------------------
Michael J. Jawor                   0             0           37          5,246          0              0
------------------------------------------------------------------------------------------------------------
Anthony Lawler                     0             0           37          5,246          0              0
------------------------------------------------------------------------------------------------------------
Lance Donenberg                    0             0           37          5,246          0              0
------------------------------------------------------------------------------------------------------------
     (1)  This chart does not include  information with respect to the Portfolio
          Company, Lexington, or Man-Glenwood Lexington TEI, LLC.
     (2)  Includes both discretionary and non-discretionary.

                               PERFORMANCE-BASED FEE ACCOUNTS INFORMATION TABLE
                                            (As of March 31, 2006)
------------------------------------------------------------------------------------------------------------
                                Registered Investment          Other Pooled
                                    Companies (1)          Investment Vehicles(2)      Other Accounts
                                ----------------------------------------------------------------------------
                                                                                                    Total
                                               Total                    Total                       Assets
                                             Assets of                 Assets of                      of
                                 Number      Accounts      Number      Accounts      Number        Accounts
                                   of         Managed        of         Managed        of          Managed
 Investment Committee Member    Accounts    ($ million)   Accounts    ($ million)   Accounts     ($ million)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
John B. Rowsell                     0           0          37        5,246         0          0
------------------------------------------------------------------------------------------------------------
Steve F. Freed                      0           0          37        5,246         0          0
------------------------------------------------------------------------------------------------------------
Michael J. Jawor                    0           0          37        5,246         0          0
------------------------------------------------------------------------------------------------------------
Anthony Lawler                      0           0          37        5,246         0          0
------------------------------------------------------------------------------------------------------------
Lance Donenberg                     0           0          37        5,246         0          0
------------------------------------------------------------------------------------------------------------
     (1)  This chart does not include  information with respect to the Portfolio
          Company, Lexington, or Man-Glenwood Lexington TEI, LLC.
     (2)  Includes both discretionary and non-discretionary.

CONFLICTS OF INTEREST. The portfolio managers, in performing their duties with the Adviser, manage accounts other than the Portfolio Company. In addition, they may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Adviser and its affiliates, "Other Accounts"). The Portfolio Company has no interest in these activities. As a result of the foregoing, the portfolio managers will be engaged in substantial activities other than on behalf of the Portfolio Company and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Portfolio Company and Other Accounts.

There may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Portfolio Company's assets they commit to such investment. There also may be circumstances under which the Adviser purchases or sells an investment for Other Accounts and does not purchase or sell the same investment for the Portfolio Company, or purchases or sells an investment for the Portfolio Company and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Adviser that: investment decisions for the Portfolio Company and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among clients, including the Portfolio Company. Therefore, the Adviser may not invest

                                                 Man-Glenwood Lexington, LLC SAI
the Portfolio Company's assets in certain Hedge Funds in which Other Accounts may invest or in which the Portfolio Company may otherwise invest.

The Adviser and its affiliates may have interests in Other Accounts they manage that differ from their interests in the Portfolio Company and may manage such accounts on terms that are more favorable to them (E.G., may receive higher fees or performance allocations) than the terms on which they manage the Portfolio Company. In addition, the Adviser may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees to which the Portfolio Company is subject.

COMPENSATION. Portfolio managers at the Adviser are compensated through a number of different methods. First, a base salary is paid to all of the portfolio managers. Secondly, an objective related bonus, which is generally determined as a percentage of the base salary, is paid twice per year and reflects the level of achievement the portfolio manager has made regarding the investment activities of the Adviser in respect of its accounts for that period. Third, each portfolio manager is eligible to receive an annual bonus which is based upon the profitability of the Adviser, the Man Investments division of Man Group plc and Man Group plc as a whole. Portfolio managers are also typically invited to participate in a co-investment program which provides for a matching grant of equity (as described below) subject to a four-year vesting period. Portfolio managers who participate in the co-investment program generally receive a matching grant of equity at a four-to-one level in the form of Man Group plc stock but can elect to have up to 50% of the matching amount instead be invested in an investment vehicle linked to the performance of the Portfolio Company. There are no other special compensation schemes for the portfolio managers.

                    LEXINGTON AND PORTFOLIO COMPANY EXPENSES

Lexington bears all expenses incurred in its business and operations. Expenses borne by Lexington include, but are not limited to, the following:

     o all costs and expenses associated with the registration of Lexington under, and compliance with, any applicable Federal or state laws;

     o attorneys' fees and disbursements associated with updating Lexington's registration statement, Prospectus and other offering related documents (the "Offering Materials"); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

     o the costs and expenses of holding meetings of the Board and any meetings of Members, including legal costs associated with the preparation and filing of proxy materials;

     o the fees and disbursements of Fund counsel, legal counsel to the Independent Managers, if any, independent accountants for Lexington and other consultants and professionals engaged on behalf of Lexington;

     o    all costs and expenses associated with Lexington's repurchase offers;

     o    the fees payable to various service providers  pursuant to Lexington's
          Services  Agreement,   Administration  Agreement,  Investor  Servicing
          Agreement, and other agreements;

     o all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

     o the costs of a fidelity bond and any liability insurance obtained on behalf of Lexington;

     o all expenses of computing Lexington's net asset value, including any equipment or services obtained for these purposes; and

     o such other types of expenses as may be approved from time to time by the Board.

The Portfolio Company bears all expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Expenses borne by the Portfolio Company include, but are not limited to, the following:

                                                 Man-Glenwood Lexington, LLC SAI

     o all costs and expenses directly related to portfolio transactions and positions for the Portfolio Company's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Hedge Funds;

     o all costs and expenses associated with the registration of the Portfolio Company under, and compliance with, any applicable Federal or state laws;

     o attorneys' fees and disbursements associated with updating the Portfolio Company's registration statement, Prospectus and other offering related documents; the costs of printing those materials and distributing them to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

     o the costs and expenses of holding meetings of the Portfolio Company's Board and any meetings of interest holders of the Portfolio Company, including legal costs associated with the preparation and filing of proxy materials;

     o the fees and disbursements of the Portfolio Company's counsel, legal counsel to the Independent Managers, if any, independent accountants for the Portfolio Company and other consultants and professionals engaged on behalf of the Portfolio Company;

     o    the Management Fee;

     o the fees payable to various service providers pursuant to the Portfolio Company Administration Agreement and other agreements;

     o the costs of a fidelity bond and any liability insurance obtained on behalf of the Portfolio Company or the Adviser;

     o all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to interest holders of the Portfolio Company;

     o all expenses of computing the Portfolio Company's net asset value, including any equipment or services obtained for these purposes;

     o all charges for equipment or services used in communicating information regarding the Portfolio Company's transactions among the Adviser and any custodian or other agent engaged by the Portfolio Company; and

     o such other types of expenses as may be approved from time to time by the Portfolio Company's Board.

The Hedge Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Portfolio Company. The Hedge Fund Managers generally will charge asset-based fees to and receive performance-based allocations from the Hedge Funds, which effectively will reduce the investment returns of the Hedge Funds and the amount of any distributions from the Hedge Funds to the Portfolio Company. These expenses, fees, and allocations will be in addition to those incurred by the Portfolio Company itself.

                                 CODES OF ETHICS

Lexington, the Portfolio Company, and the Adviser have each adopted codes of ethics. The codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of the Portfolio Company's portfolio transactions. Covered persons include the Managers and the officers and managers of the Adviser, as well as employees of the Adviser having knowledge of the investments and investment intentions of the Portfolio Company. The codes of ethics permit persons subject to the Code to invest in securities, including securities that may be purchased or held by the Portfolio Company, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

                                                 Man-Glenwood Lexington, LLC SAI

The codes of ethics are included as exhibits to Lexington's and the Portfolio Company's registration statements filed with the Securities and Exchange Commission and can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                                VOTING OF PROXIES

Whenever Lexington as an investor in the Portfolio Company is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), Lexington will hold a meeting of the Members and will vote its interest in the Portfolio Company for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. Lexington shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

The Portfolio invests in Hedge Funds, which generally issue non-voting securities. Therefore, the Portfolio Company ordinarily does not receive proxies, and is not called upon to vote proxies. To the extent the Portfolio Company invests in voting securities, if any, its primary consideration in voting portfolio proxies would be the financial interests of the Portfolio Company and its interest holders. One of the primary factors the Adviser considers when determining the desirability of investing in a particular company is the quality and depth of its management. Accordingly, the Adviser believes that the recommendation of management on any issue should be given substantial weight in determining how proxy issues are resolved. As a matter of practice, the Adviser will vote on most issues presented in a portfolio company proxy statement in accordance with the position of the company's management, unless the Adviser determines that voting in accordance with management's recommendation would adversely affect the investment merits of owning the stock. However, the Adviser will consider each issue on its own merits, and will not support the position of the company's management in any situation where, in the Adviser's judgment, it would not be in the best interests of the client to do so. In addition, the Portfolio invests only in Hedge Funds that are unaffiliated with the Adviser.

                    PARTICIPATION IN INVESTMENT OPPORTUNITIES

The Adviser employs an investment program for the Portfolio Company that is substantially similar to the investment program employed by it for certain other accounts managed by the Adviser ("Adviser Accounts"), including private investment partnerships that have an investment program that is substantially the same as the Portfolio Company's investment program. As a general matter, the Adviser considers participation by the Portfolio Company in all appropriate investment opportunities that are under consideration for those other Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Portfolio Company's assets. There also may be circumstances under which the Adviser will consider participation by the Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Portfolio Company, or vice versa.

The Adviser evaluates for the Portfolio Company and for each Adviser Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Portfolio Company or the Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (I.E., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Portfolio Company and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Portfolio Company and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of Lexington and the Portfolio Company may differ from those of the Adviser Accounts. Accordingly, the future performance of Lexington and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Portfolio Company and one or more Adviser Accounts to participate in an investment transaction in the same Hedge Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Portfolio Company participate, or participate to the

                                                 Man-Glenwood Lexington, LLC SAI
same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other, and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Portfolio Company could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Hedge Fund Managers with respect to Hedge Funds) on the combined size of positions that may be taken for the Portfolio Company and the Adviser Accounts, thereby limiting the size of the Portfolio Company's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Portfolio Company and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Portfolio Company may be legally restricted from entering into a "joint transaction" (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

Managers, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Portfolio Company. As a result of differing trading and investment strategies or constraints, positions may be taken by managers, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, that are the same as, different from or made at a different time from positions taken for the Portfolio Company.

                                  OTHER MATTERS

Except in accordance with applicable law, the Adviser and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, the Portfolio Company. However, subject to certain conditions imposed by applicable rules under the 1940 Act, the Portfolio Company may effect certain principal transactions in securities with one or more accounts managed by the Adviser, except for accounts as to which the Adviser or any of its affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Adviser or one of its affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Adviser has determined it would be appropriate for the Portfolio Company to purchase (or sell), and the Adviser determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates, and of their respective directors, managers, officers or employees, may give rise to additional conflicts of interest.

Man Investments Inc. (the "Distributor") acts as the distributor of Units on a best efforts basis. The Distributor (or one of its affiliates) may pay from its own resources additional compensation, commissions or promotional incentives, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers and to investor service providers, including investment advisors, for ongoing investor servicing. Such payments may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information, inclusion on preferred provider lists and support services to clients, and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend Lexington instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

In the past, the Distributor has made such payments, which have ranged between 0% and 0.5% annually, on average per intermediary. In addition, the Distributor may make flat dollar amount payments to intermediaries for these services.

                                   TAX ASPECTS

The following is a summary of certain aspects of the income taxation of Lexington and its Members which should be considered by a prospective Member. Lexington has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting Lexington, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of Lexington as a partnership for Federal income tax purposes.

                                                 Man-Glenwood Lexington, LLC SAI

This summary of certain aspects of the Federal income tax treatment of Lexington is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in Lexington. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN LEXINGTON.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of Lexington are consistent with their overall investment plans. Further, the use of leverage by Lexington, the Portfolio Company, and the Hedge Funds could result in the receipt of unrelated business taxable income ("UBTI") by tax-exempt investors in Lexington. Prospective tax-exempt investors are urged to consult their own counsel and tax advisors regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

CLASSIFICATION OF LEXINGTON. Lexington has received an opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to Lexington, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, Lexington will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership  is  any  partnership  the  interests  in  which  are  traded  on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in Lexington will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). Lexington may not be eligible for any of those safe harbors.

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner, or a person related to another partner." The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are readily tradable if (i) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least sixty (60) calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (ii) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (iii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed ten percent (10%) of the total interests in partnership capital or profits.

The LLC Agreement contains provisions satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, the LLC Agreement provides that the Fund will repurchase Units only if they have been tendered at least thirty (30) days prior to a Valuation Date; and it will pay the repurchase price approximately, but no earlier than, thirty (30) days after the Valuation Date (therefore, in no event less than sixty (60) days after the written tender thereof). Second, the LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (I.E., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the partnership capital or profits of the Units repurchased each year not exceed ten percent (10%) per year of the total interests in partnership capital or profits. The LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. However, the transfer

                                                 Man-Glenwood Lexington, LLC SAI
restrictions and repurchase provisions of the LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which the Fund repurchases Units not in excess of ten percent (10%) of the total interests in the Fund's capital or profits.

In the event that, in any year, the Fund repurchases Units in excess of ten percent (10%) of the total interests in the Fund's capital or profits, the Fund will not satisfy the "redemption or repurchase agreement" safe harbor. The
Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Nicholson Graham LLP has rendered its opinion that Lexington will not be a publicly traded partnership treated as a corporation for purposes of the
Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which Lexington repurchases Units not in excess of ten percent (10%) of the total interests in Lexington's capital or profits, Lexington may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to Lexington's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of Lexington, indicate that the Fund is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of Lexington, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, Lexington will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that Lexington should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of Lexington would be subject to corporate income tax when recognized by Lexington; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of Lexington; and Members would not be entitled to report profits or losses realized by Lexington.

UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF LEXINGTON INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF LEXINGTON, AND THOSE INDIRECTLY ATTRIBUTABLE TO LEXINGTON AS A RESULT OF IT BEING AN INVESTOR IN THE PORTFOLIO COMPANY AND, THROUGH THE PORTFOLIO COMPANY, AN INDIRECT INVESTOR IN A HEDGE FUND.

As an entity treated as a partnership for tax purposes, Lexington is not itself subject to Federal income tax. Lexington will file an annual partnership information return with the Service which will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of Lexington's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member will be taxed on its distributive share of Lexington's taxable income and gain regardless of whether it has received or will receive a distribution from Lexington. Because the Portfolio Company and most of the Hedge Funds will also be treated as partnerships for federal income tax purposes, Lexington, and therefore Members, will recognize taxable income to the extent of Lexington's share of the taxable income of the Portfolio Company, which, in turn, will receive allocations of its shares of the taxable income of the Hedge Funds. Lexington generally will have no power to control the timing of cash distributions by the Hedge Funds. In addition, Lexington does not intend to make periodic distributions of its net income or gains, if any, to Members. The amount and timing of any distributions will be determined in the sole discretion of the Board. Accordingly, it is likely that a Member's share of taxable income from Lexington (as well as the taxes imposed on that income) could exceed the distributions, if any, he or she receives from Lexington. As a result, Members will be required each year to pay any applicable federal and state taxes on their respective share of Lexington's taxable income or gains (if Lexington has any such income or gains), and any such taxes would have to paid by the Member from other sources. As discussed below, Members will be furnished with a tax information report annually stating each Member's respective share of Lexington's tax items.

ALLOCATION OF PROFITS AND LOSSES. Under the LLC Agreement, Lexington's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the

                                                 Man-Glenwood Lexington, LLC SAI
amount of income or loss actually recognized by Lexington for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by Lexington for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of Lexington's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

TAX ELECTIONS; RETURNS; TAX AUDITS. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section
754. Under the LLC Agreement, at the request of a Member, the Board, in its sole discretion, may cause Lexington to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether any Hedge Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

The Board decides how to report the partnership items on Lexington's tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which Lexington's items have been reported. In the event the income tax returns of Lexington are audited by the Service, the tax treatment of Lexington's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

A Member receiving a cash liquidating distribution from Lexington, in connection with a complete withdrawal from Lexington, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to Lexington. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of Lexington's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by Lexington will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Units.

As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Member to the extent its capital account would otherwise exceed its adjusted tax basis in its Units. Such a special allocation of gain may result in the withdrawing Member recognizing capital gain, which may include short-term capital gain, in the Member's last taxable year in Lexington, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(c)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(c)(iii). Lexington will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner", which term should include a Member whose contributions to Lexington consisted solely of cash, the distribution of securities would not be recharacterized as a distribution of cash.

                                                 Man-Glenwood Lexington, LLC SAI

TAX TREATMENT OF PORTFOLIO INVESTMENTS

IN GENERAL. Lexington expects that the Portfolio Company and the Hedge Funds each will act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations - `Section 988' Gains or Losses" below) and certain other transactions described below, Lexington expects that the gains and losses from the securities transactions of the Portfolio Company and the Hedge Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Portfolio Company or a Hedge Fund, as the case may be, maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Portfolio Company.(1)

The maximum ordinary income tax rate for individuals is 35%(2) and, in general, the maximum individual income tax rate for long-term capital gains is 15% (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

The Portfolio Company may realize ordinary income from dividends and accruals of interest on securities. The Portfolio Company may hold debt obligations with "original issue discount." In such case, the Portfolio Company (and therefore, Lexington) would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Portfolio Company may also acquire debt obligations with "market discount." Upon disposition of such an obligation, the Portfolio Company generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by the Portfolio Company. The Portfolio Company may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Portfolio Company in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a noncorporate Member, may be subject to restrictions on their deductibility. See "Deductibility of Portfolio Investment Expenditures by Noncorporate Members" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(3)

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(1) Generally,  in the absence of Regulations  requiring it,  Lexington will not treat positions held through different Investment Accounts or Hedge Funds as offsetting positions for purposes of the straddle rules.

(2) Current tax law contains a "sunset" provision that will result in the top rate being restored to 39.6% in 2011. The maximum long-term capital gain rate is also scheduled to increase in 2011.

(3) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

                                                Man-Glenwood Lexington, LLC SAI
                                                                         Page 20
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CURRENCY  FLUCTUATIONS  - "SECTION 988" GAINS OR LOSSES.  To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Portfolio Company or a Hedge Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Portfolio Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Portfolio Company actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above, the Portfolio Company or a Hedge Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Portfolio Company acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Portfolio Company with respect to such instruments will be ordinary, unless
(i) the contract is a capital asset in the hands of the Portfolio Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Portfolio Company at the end of each taxable year of the Portfolio Company are treated for Federal income tax purposes as if they were sold by the Portfolio Company for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Portfolio Company in computing its taxable income for such year. If a Section 1256 Contract held by the Portfolio Company at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations -`Section 988' Gains or Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. The Portfolio Company (and any Hedge Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Portfolio Company will be accepted by the Service.

SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Portfolio Company's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on

                                                 Man-Glenwood Lexington, LLC SAI
short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Portfolio Company for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Portfolio Company.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Portfolio Company holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value, and it then acquires property that is the same as or substantially identical to the property sold short, the Portfolio Company generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Portfolio Company holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Portfolio Company generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

EFFECT OF STRADDLE RULES ON MEMBERS' SECURITIES POSITIONS. The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Portfolio Company as "straddles" for Federal income tax purposes. The application of the "straddle" rules in such a case could affect a Member's holding period for the securities involved and may defer the recognition of losses with respect to such securities.(4)

LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (I.E., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

For purposes of this  provision,  the  Portfolio  Company's  activities  will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short sale expenses attributable to the Portfolio Company's operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of its distributive share of the ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including Lexington. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance its investment in Lexington. Potential investors are advised to consult with their own tax advisors with respect to the application of the investment interest limitation in their particular tax situations.

DEDUCTIBILITY OF PORTFOLIO INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES. Investment expenses (E.G., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.(5) In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2006, $150,500 or $75,250 for a married person filing a separate return) to deduct such investment expenses. Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

----------
(4) Lexington will not generally be in a position to furnish to Members information regarding the securities positions of its Hedge Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Hedge Funds, should be treated as offsetting positions for purposes of the straddle rules.

(5) However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement between two Federal Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Members that are trusts or estates should consult their tax advisors as to the applicability of these cases to the investment expenses that are allocated to them.

                                                 Man-Glenwood Lexington, LLC SAI
                                                                         Page 22
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These limitations on deductibility  should not apply to a noncorporate  Member's share of the trade or business expenses of the Portfolio Company. These limitations will apply, however, to a noncorporate Member's share of the investment expenses of the Portfolio Company (including the Management Fee, the fee paid to the Adviser as the Portfolio Company's administrator and any fee payable to the managers of a Hedge Fund), to the extent such expenses are allocable to a Hedge Fund that is not in a trade or business within the meaning of the Code or to the investment activity of the Portfolio Company. The Portfolio Company intends to treat its expenses attributable to a Hedge Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of the Portfolio Company as not being subject to such limitations, although there can be no assurance that the Service will agree.

The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisors with respect to the application of these limitations.

No deduction is allowed for sales loads paid by a Member to acquire Units of Lexington; instead any such fees will be included in the Member's adjusted tax basis for its Units. To the extent that any portion of the investor servicing fee is treated as a selling expense, such portion would be subject to the same treatment.

APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Income or loss from Lexington's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member's share of such income and gain from Lexington. Income or loss attributable to the Portfolio Company's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

"PHANTOM INCOME" FROM PORTFOLIO INVESTMENTS. Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," and "passive foreign investment company" provisions), investments (if any) by the Portfolio Company in certain foreign corporations may cause a Member to (i) recognize taxable income prior to the Portfolio Company's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

TAX SHELTER REGULATIONS. The Regulations require Lexington to complete and file Form 8886 ("Reportable Transaction Disclosure Statement") with its tax return for each taxable year in which Lexington participates in a "reportable transaction." Additionally, each Member treated as participating in a reportable transaction of Lexington is required to file Form 8886 with its tax return. Lexington and any such Member, respectively, may also be required to submit a copy of the completed form with the Internal Revenue Service's Office of Tax Shelter Analysis. Lexington will notify the Members of any reportable transactions required to be reported on IRS Form 8886, "Reportable Transaction Disclosure Statement" and required to be filed with Lexington's Federal income tax return. In addition, Lexington will provide Form 8886 and such additional information that is required by each Member, during the same timeframe as the Form K-1, to complete and submit the Member's Form 8886 and to comply with the Regulations. U.S. Treasury regulations also require "material advisors" to maintain investor lists with respect to "potentially abusive tax shelters." The Regulations apply to a broad range of transactions, including transactions that would not ordinarily be viewed as tax shelters, and to indirect participation in a reportable transaction (such as through a partnership). For example, a Member who is an individual will be required to disclose a tax loss resulting from the sale or exchange of his or her Units under Code Section 741 if the loss exceeds $2 million in any single taxable year or $4 million in the taxable year in which the transaction is entered into and the five succeeding taxable years. Those thresholds are $10 and $20 million, respectively, for Members that are C corporations and/or entities classified for federal tax purposes as partnerships all the partners of which are C corporations (looking through any such partners that are themselves so classified) and $50,000 in any single taxable year for individuals and trusts, either directly or through a pass-through entity, such as Lexington, from foreign currency transactions. Losses are adjusted for any insurance or other compensation received but determined without taking into account offsetting gains or other income or limitations on deductibility. Prospective investors are urged to consult with their own tax advisors with respect to the Regulations' effect on an investment in Lexington.

                                                 Man-Glenwood Lexington, LLC SAI
                                                                         Page 23
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FOREIGN TAXES

It is possible that certain dividends and interest directly or indirectly received by the Portfolio Company from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Portfolio Company or a Hedge Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Portfolio Company will directly or indirectly pay since the amount of Lexington's assets to be invested in various countries is not known.

The Members will be informed by Lexington as to their proportionate share of the foreign taxes paid by Lexington, the Portfolio Company, or a Hedge Fund, which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax exempt will not ordinarily benefit from such credit or deduction.

UNRELATED BUSINESS TAXABLE INCOME

Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(6) This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments, if any, in partnerships engaged in a trade or business, the Portfolio Company's income (or loss) from these investments may constitute UBTI if received by a tax-exempt organization.

The Portfolio Company and the Hedge Funds may incur "acquisition indebtedness" with respect to certain of their transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Portfolio Company will treat its short sales of securities, if any, and short sales of securities in which the Hedge Funds might engage, as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(7) To the extent the Portfolio Company recognizes income (I.E., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which would be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

To the extent the Portfolio Company recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which would be treated as UBTI (if received by a tax-exempt organization) will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Portfolio Company, an allocable portion of deductions directly

(6) With certain exceptions, tax-exempt organizations that are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.
(7) Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

                                                 Man-Glenwood Lexington, LLC SAI
connected with the Portfolio Company's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

Since the calculation of the Portfolio Company's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Portfolio Company and the Hedge Funds from time to time, it is impossible to predict what percentage of the Portfolio Company's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Portfolio Company which is treated as UBTI may not be offset by losses of the exempt organization either from the Portfolio Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (E.G., losses from securities for which there is acquisition indebtedness).

To the extent that the Portfolio Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. Lexington will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from Lexington for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Portfolio Company is highly complex, and there is no assurance that the Portfolio Company's calculation of UBTI will be accepted by the Service.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of Lexington's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in Lexington generally should not affect the tax-exempt status of such an exempt organization. However, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any year in which it has UBTI. Also, a title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from Lexington. See "ERISA Considerations."

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in Lexington would most probably be classified as a nonfunctionally related asset. A determination that an interest in Lexington is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in Lexington. Of course, this factor would create less of a problem to the extent that the value of the investment in Lexington is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in Lexington by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of Lexington, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in Lexington in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from Lexington is "passive" within the applicable provisions of the Code

                                                 Man-Glenwood Lexington, LLC SAI
and Regulations. Although there can be no assurance, the Board believes that Lexington will meet such 95% gross income test.

A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "ERISA Considerations."

ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

STATE AND LOCAL TAXATION

In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in Lexington. State and local tax laws differ in the treatment of limited liability companies such as Lexington. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, Lexington intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. If a Member is subject to state and local tax in the jurisdiction in which it is resident, a Member's distributive share of the taxable income or loss of Lexington generally will be required to be included in determining its reportable income for state and local tax purposes in such jurisdiction and may also be subject to personal property taxes. A partnership in which Lexington acquires an interest may conduct business in a jurisdiction, which could subject a Member's share of the partnership's income from that business to tax . Prospective investors should consult their tax advisors with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

Lexington  has been  organized  under  the laws of the  State  of  Delaware  and maintains its office and operations in Illinois. Illinois does not currently impose any income tax on partnerships. Also, a non-resident Member's distributive share of Lexington's income will not be considered Illinois source income for purposes of the Illinois income tax if such non-resident Member is not otherwise engaged in a trade or business in Illinois. Further, based upon the expected composition of Lexington's assets and income, Lexington does not expect to be subject to the Illinois Personal Property Tax Replacement Income Tax.

Each Member will also generally be required to include his share of partnership income in determining its taxable income in the state and local jurisdiction in which it is a resident and may not be subject to personal property taxes. To the extent that a non-resident Member pays taxes to Illinois or other jurisdictions due to Lexington's conduct of business there, it may be entitled to a deduction or credit against taxes owed to its state of residence with respect to the same income.

Since Members may be affected in different ways by state and local law, each prospective Member is advised to consult with its personal tax advisor regarding the state and local taxes payable in connection with an investment in Lexington.

Each prospective corporate Member should consult its tax advisor with regard to the applicable state and local tax consequences of an investment in Lexington.

                              ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code

                                                 Man-Glenwood Lexington, LLC SAI

(together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in Lexington.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the Portfolio Company's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects - Unrelated Business Taxable Income" and "-- Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in Lexington, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in Lexington may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because Lexington is registered as an investment company under the 1940 Act, the underlying assets of Lexington should not be considered to be "plan assets" of the ERISA Plans investing in Lexington for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser is not a fiduciary within the meaning of ERISA by reason of its authority with respect to Lexington. A Benefit Plan which proposes to invest in Lexington will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand Lexington's investment objective, policies and strategies, that the decision to invest plan assets in Lexington was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in Lexington is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in Lexington was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in Lexington.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

                                    BROKERAGE

Each Hedge Fund Manager is directly responsible for placing orders for the execution of portfolio transactions for the Hedge Fund that it manages and for the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

In selecting brokers and dealers to execute transactions on behalf of a Hedge Fund, it is expected that each Hedge Fund Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities

                                                 Man-Glenwood Lexington, LLC SAI
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

of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Hedge Fund Manager generally will seek reasonably competitive commission rates, a Hedge Fund Manager will not necessarily pay the lowest commission available on each transaction. The Hedge Fund Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Hedge Fund Managers with respect to Hedge Funds may vary and will be governed by each Hedge Fund's organizational documents.

Consistent with the principle of seeking best price and execution, a Hedge Fund Manager may place orders for a Hedge Fund with brokers that provide the Hedge Fund Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the
availability  of  securities  or  purchasers  or  sellers  of  securities,   and
furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Hedge Fund Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Hedge Fund Managers or their affiliates in providing services to clients other than the Hedge Funds. In addition, not all of the supplemental information is necessarily used by a Hedge Fund Manager in connection with the Hedge Fund it manages. Conversely, the information provided to a Hedge Fund Manager by brokers and dealers through which other clients of the Hedge Fund Manager or its affiliates effect securities transactions may be useful to the Hedge Fund Manager in providing services to the Hedge Fund.

Based on representations in Hedge Fund offering documents, Lexington and the Portfolio Company generally believe that Hedge Funds will follow practices similar to those described above. As discussed in the sections of the Prospectus addressing the risks of investing in Hedge Funds, however, Lexington and the Portfolio Company have no control over Hedge Fund brokerage arrangements or operations and there is a risk of Hedge Fund misconduct.

In selecting brokers and dealers to execute any options transactions for hedging on behalf of the Portfolio Company, the Adviser will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size, difficulty of execution and operational facilities of a brokerage firm, and the scope and quality of brokerage services provided. Although the Adviser will generally seek reasonably competitive commission rates, the Portfolio Company will not necessarily pay the lowest commission available on each transaction. The Portfolio Company will typically have no obligation to deal with any broker or group of brokers in executing transactions. It is not expected that the Portfolio Company's brokerage in this regard would generate credits with brokers relating to the provision to the Portfolio Company by such brokers of research or other services.

                               VALUATION OF ASSETS

In general, as described in the Prospectus in "Calculation of Net Asset Value," Lexington will, in computing its Unit net asset value, value its interest in the Portfolio Company at the net asset value provided by the Portfolio Company to Lexington. The Portfolio Company will, in computing its net asset value, value interests in Hedge Funds at their fair value, which the Portfolio Company's Board has determined will ordinarily be the values of those interests as determined by the Hedge Fund Managers of the Hedge Funds in accordance with policies established by the Hedge Funds. The Board has also established procedures for the valuation of investment securities, if any, held directly by Lexington, and the Portfolio Company's Board has established substantially similar procedures for the valuation of investment securities held directly by the Portfolio Company. In general, those procedures are as follows:

Equity securities, puts, calls and futures traded on a U.S. securities or futures exchange or on NASDAQ are valued as follows:

     (1) if last sale information is regularly reported, they are valued at the last reported sale price on the principal exchange on which they are traded or on NASDAQ, as applicable, on that day, or

     (2) if last sale information is not available on a valuation date, they are valued at the last reported sale price preceding the valuation date if it is within the spread of the closing "bid" and "asked" prices on the valuation date or, if not, at the closing "bid" price on the valuation date.

Equity securities traded on a foreign securities exchange generally are valued in one of the following ways:

                                                 Man-Glenwood Lexington, LLC SAI

     (1) at the last sale price available to the pricing service approved by the Board, or

     (2) at the last sale price obtained by the Fund, the Portfolio Company, or the Adviser from the report of the principal exchange on which the security is traded at its last trading session on or immediately before the valuation date, or

     (3) at the mean between the "bid" and "asked" prices obtained from the principal exchange on which the security is traded or, on the basis of reasonable inquiry, from two market makers in the security.

The following securities are valued at the mean between the "bid" and "asked" prices determined by a pricing service approved by the Board or obtained by Lexington, the Portfolio Company, or Adviser from two active market makers in the security on the basis of reasonable inquiry:

     (1) debt instruments that have a maturity of more than 397 days when issued,

     (2) debt instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days,

     (3) non-money market debt instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of sixty (60) days or less, and (4) puts, calls and futures that are not traded on an exchange or on NASDAQ.

Money market debt securities that had a maturity of less than 397 days when issued that have a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts.

Securities (including restricted securities) not having readily available market quotations are valued at fair value determined under procedures established by the Board. If Lexington, the Portfolio Company, or the Adviser is unable to locate two market makers willing to give quotes, a security may be priced at the mean between the "bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid" price if no "asked" price is available). The Portfolio Company's interests in Hedge Funds will not have readily available market quotations and will be valued at their "fair value," as determined under procedures established by the Portfolio Company's Board. As described in the Prospectus, with respect to the Portfolio Company's interests in Hedge Funds, the Portfolio Company will normally rely on valuation information provided by Hedge Fund Managers as being the "fair value" of such investments. The Portfolio Company's Board, however, will consider such information provided by Hedge Fund Managers, as well as other available information, and may possibly conclude in unusual circumstances that the information provided by a Hedge Fund Manager does not represent the "fair value" of the Portfolio Company's interests in Hedge Funds.

In the case of U.S. government securities, mortgage-backed securities, corporate bonds and foreign government securities, when last sale information is not generally available, Lexington or the Adviser may use pricing services approved by the Board. The pricing service may use "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, and maturity. Other special factors may be involved (such as the tax-exempt status of the interest paid by municipal securities). Lexington or the Adviser will monitor the accuracy of the pricing services. That monitoring may include comparing prices used for portfolio valuation to actual sales prices of selected securities.

The closing prices in the London foreign exchange market on a particular business day that are provided by a bank, dealer, or pricing service that Lexington or the Adviser has determined to be reliable are used to value foreign currency, including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Deloitte & Touche LLP serves as the independent auditors of Lexington and the Portfolio Company. Its principal business address is 111 S. Wacker Drive, Chicago, Illinois 60606.

Kirkpatrick & Lockhart Nicholson Graham LLP, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111-2950, acts as counsel to Lexington and the Portfolio Company.

                                                 Man-Glenwood Lexington, LLC SAI

                                    CUSTODIAN

SEI Private Trust Company (the "Custodian") serves as the custodian of Lexington's and the Portfolio Company's assets, and may maintain custody of Lexington's and the Portfolio Company's assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Lexington Board or the Portfolio Company's Board. Assets of the Portfolio Company are not held by the Adviser or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

                RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS

None.

                            SUMMARY OF LLC AGREEMENT

The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in Lexington's Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix B to the Prospectus.

LIABILITY OF MEMBERS

Members in Lexington are members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of Lexington solely by reason of being a Member, except that the Member may be obligated to make capital contributions to Lexington pursuant to the LLC Agreement, to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to Lexington, whether before or after Lexington's dissolution or after the Member ceases to be a Member, such amounts as Lexington deems necessary to meet Lexington's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member's Units and any other amounts received by the Member from Lexington during or after the fiscal year to which any debt, obligation or liability of Lexington is incurred).

DUTY OF CARE

The LLC Agreement provides that neither the Managers nor, if applicable, the Adviser (including certain of its affiliates, among others) shall be liable to Lexington or any of the Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by Lexington, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of Lexington. A Manager will not be personally liable to any Member for the repayment of any balance in such Member's capital account or for contributions by such Member to the capital of Lexington or by reason of any change in the Federal or state income tax laws applicable to Lexington or its Members. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

By purchasing Units and by signing the LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the Prospectus as Appendix A), each Member will appoint the officers of Lexington and each of the Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of Lexington as a limited liability company under Delaware law or signing all instruments effecting authorized changes in Lexington or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of Lexington.

                                                 Man-Glenwood Lexington, LLC SAI

The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the officers of Lexington and each of the Managers and as such is irrevocable and continues in effect until all of such Member's Units have been withdrawn pursuant to a repurchase or redemption of the Units or a transfer to one or more transferees that have been approved by the Board for admission to Lexington as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION

Lexington will be dissolved:

     o    upon the affirmative vote to dissolve Lexington by the Board; or

     o upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of Lexington; or

     o    as required by operation of law.

Upon the occurrence of any event of dissolution, the Board or a liquidator acting as such under appointment by the Board is charged with winding up the affairs of Lexington and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under "Capital Accounts - Allocation of Net Profits and Losses."

Upon the dissolution of Lexington, its assets are to be distributed (1) first to satisfy the debts, liabilities and obligations of Lexington, other than debts to Members, including actual or anticipated liquidation expenses, (2) next to satisfy debts, liabilities and obligations owing to the Members, (3) next to the Adviser to the extent of any balance in the Adviser's account, and (4) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a PRO RATA basis if the Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

VOTING

Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by the Board. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of Lexington's agreement with any investment adviser of Lexington, and certain other matters, to the extent that the 1940 Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of Lexington's business, and may not act for or bind Lexington.

Whenever Lexington as an investor in the Portfolio Company is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), Lexington will hold a meeting of the Members and will vote its interest in the Portfolio Company for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. Lexington shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

REPORTS TO MEMBERS

Lexington will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete Federal and state income tax or information returns, along with any other tax information required by law. Lexington will send to Members a semi-annual and an audited annual report within sixty (60) days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Portfolio Company's operations during each fiscal quarter also may be sent to Members.

                                                 Man-Glenwood Lexington, LLC SAI

FISCAL YEAR

For accounting purposes, Lexington's fiscal year is the 12-month period ending on March 31. The first fiscal year of Lexington commenced on the date of the initial closing and ended on March 31, 2003. For tax purposes, Lexington has adopted the 12-month period ending December 31 of each year as its taxable year. However, in certain circumstances Lexington may be required to adopt a taxable year ending on another date.

                       FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to Lexington and reports to Members may include quotations of investment performance. In these materials, Lexington's performance will normally be portrayed as the net return to an investor in Lexington during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray Lexington's investment performance. Lexington's investment performance will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing Lexington, may also be used to advertise or market Lexington, including data and materials prepared by recognized sources of such information. Such information may include comparisons of Lexington's investment performance to the performance of recognized market indices, risk measurement criteria, and other information related to the portfolio's performance. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in Lexington.

                              FINANCIAL STATEMENTS

Lexington issues financial statements on an annual basis, prepared in accordance with generally accepted accounting principles.

MAN-GLENWOOD LEXINGTON, LLC

Financial  Statements  as of March 31,  2006 and  Independent  Auditors'  Report
incorporated  by  reference  to  Registrant's   Annual  Report  filed  with  the
Commission on June 5, 2006.

MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

Financial Statements as of March 31, 2006 and Independent Auditors' Report incorporated by reference to Man-Glenwood Lexington Associates Portfolio's Annual Report filed with the Commission on June 5, 2006.

                                                 Man-Glenwood Lexington, LLC SAI

                        APPENDIX A: WAIVERS OF SALES LOAD

A.   WAIVERS OF SALES LOAD FOR CERTAIN PURCHASERS.

Units purchased by the following investors are not subject to any sales load (and no commissions to brokers or dealers are paid on such purchases):

     o    The Adviser, the Distributor, or their affiliates;

     o Present or former officers, managers, trustees, registered representatives, and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.)) of Lexington, the Portfolio Company, the Distributor, the Adviser, and affiliates of the Distributor or the Adviser, and retirement plans established by them for their employees;

     o Purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity;

     o Purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Units of Lexington;

     o Brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals)

     o Broker-dealers, investment advisors or financial planners that have entered into an agreement with the Distributor and that purchase Units of Lexington for (i) their own accounts or (ii) the accounts of eligible clients and that charge a fee to the client for their services;

     o Clients of such investment advisors or financial planners described above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment advisor or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and

     o Orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes.

B.   WAIVERS OF SALES LOAD IN CERTAIN TRANSACTIONS.

Units issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid on such purchases):

     o Units issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which Lexington is a party.

     o    Units purchased by the reinvestment of distributions from Lexington.

           APPENDIX B: SUMMARY OF TERMS OF PORTFOLIO COMPANY BORROWING

The following is a summary of the Portfolio Company's borrowing and the terms of the lending, as referenced in Lexington's Prospectus or elsewhere in this SAI. This description summarizes terms and provisions of the Portfolio Company's Note Purchase Agreement (the "Agreement").

The Portfolio Company entered into the Agreement with, and issued a variable funding note (the "Note") in favor of, JPMorgan Chase Bank, N.A. (the "Bank"), pursuant to which the Portfolio Company obtained a 364 day facility enabling it to draw down funds from the Bank in an aggregate amount of up to the lesser of $50 million, or 40% of the Portfolio Company's net assets. The Portfolio Company may use the funds for investment leverage and/or to meet repurchase requests, bridge financings of investments in Hedge Funds and for cash management purposes. The Portfolio Company pays the Bank a per annum commitment fee on the maximum Note amount, and the drawdowns bear interest at a rate equal to overnight LIBOR plus a negotiated rate, compounded daily.

The Portfolio Company may draw down the maximum credit available, in amounts of at least $1 million, from time to time during the term of the Agreement, with the outstanding amount and any accrued interest thereon due at maturity of the Note, April 25, 2006. The Portfolio Company may prepay outstanding drawdowns and any interest accrued thereon, at its option from time to time with notice to the Bank, in amounts of not less than $1 million. Upon such a prepayment, the amount of the maximum credit available for a drawdown will be increased by the prepayment. Under certain conditions, the Bank may require prepayment, and payment is mandated if a repurchase or distribution would result in outstanding drawdowns exceeding 40% of the Portfolio Company's net assets as calculated under the Agreement.

The Portfolio Company's interests in Hedge Funds generally may not be pledged as collateral or otherwise hypothecated by the Portfolio Company. The Portfolio Company's obligations under the Agreement and Note thereunder, however, are collateralized by a security interest in the Portfolio Company's cash account at its custodian, and all investment property and general intangibles of the Portfolio Company, other than Hedge Funds for which a grant of such an interest would be prohibited by, or would violate, the terms under which the Portfolio Company holds its investment, or which would require approval of the Hedge Fund or a party acting on the Hedge Fund's behalf. In the event of an uncured default by the Portfolio Company, the Bank may exercise the rights of a secured party against assets of the Portfolio Company to the extent such assets are pledged as collateral. In the event of an uncured default, such actions by the Bank as a secured party would negatively affect the operations of the Portfolio Company, including preventing the Portfolio Company from conducting a repurchase of its interests, until the Bank was repaid.

The Agreement also contains prohibitions on the Portfolio incurring additional debt, changing its fundamental investment policies and engaging in certain transactions, including mergers and consolidations. The Agreement contains customary covenant, negative covenant and default provisions.

In addition, the Agreement contains certain restrictions regarding investment composition of the Portfolio Company's assets. These restrictions, which are set forth below, do not currently affect the Portfolio Company's strategies or management, and are not expected to result in any changes to the Portfolio Company's management. The Agreement requires that:

     (a)The Portfolio Company will at all times be invested in at least 35 underlying funds; provided, however, that:

          (i) an investment by the Portfolio Company in any Hedge Fund must represent at least 0.75% of aggregate NAV in order for such Hedge Fund to be counted as an underlying fund; and

          (ii) all Hedge Funds that have the same investment manager and investment strategy shall be counted as only one underlying fund for this purpose;

     (b)The Portfolio Company's investment in any one Hedge Fund may not comprise more than 8% of aggregate NAV;

     (c) The Portfolio Company's six largest Hedge Fund underlying investments collectively may not comprise more than 40% of aggregate NAV;

     (d) The Portfolio Company will invest no more than 15% of aggregate NAV in Hedge Funds that are managed by the same manager or affiliated managers;

     (e) The Portfolio Company will invest no more than 25% of total assets in Hedge Funds that are managed by investment managers with less than eighteen months experience in the investment strategy employed by such funds;

     (f) The Portfolio Company will invest no more than 20% of aggregate NAV in Hedge Funds that are managed by investment managers with less than $50 million in assets under management;

     (g) No investment by the Portfolio Company in a Hedge Fund will constitute more than 15% of the ownership interest in such fund;

     (h) The annualized portfolio volatility, expressed in percentage terms, of the Portfolio Company's Hedge Fund investments, based on the standard deviation of monthly returns of the underlying funds for the previous 12-month period, will be less than or equal to 10%; and

     (i) The Portfolio Company will comply with the following investment strategy maximum allocations:

       ----------------------------------------------------------------------
            Investment Strategy Classifications        Maximum Percentage
       ----------------------------------------------------------------------
       (1)  Commodity and Trading                              35%
       ----------------------------------------------------------------------
       (2)  Event Driven                                       50%
       ----------------------------------------------------------------------
       (3)  Equity Hedge                                       60%
       ----------------------------------------------------------------------
       (4)  Multi-Strategy                                     50%
       ----------------------------------------------------------------------
       (5)  Relative Value                                     50%
       ----------------------------------------------------------------------
       (6)  Variable Equity                                    40%
       ----------------------------------------------------------------------

     In addition, the Portfolio Company will, at all times, invest in Hedge Funds employing at least three of the above investment strategy classifications; provided, however, that the Portfolio Company will invest no more than 75% of the total assets in any two of the above investment strategy classifications. The definitions of such classifications are set forth in the Prospectus.

     The Agreement also requires that the Portfolio Company's portfolio of Hedge Fund investments, as calculated under the Agreement, meet certain liquidity requirements. In this regard, Hedge Funds representing at least 40% of the Portfolio Company's aggregate NAV must have liquidity of fewer than 155 days, Hedge Funds representing at least 80% of aggregate NAV must have liquidity of fewer than 370 calendar days, and all the Hedge Funds must have liquidity of less than 740 days; provided that for these purposes, liquidity represents the maximum time required to remove exposure to all or part of the Portfolio Company's investment in an underlying Hedge Fund. Such time interval is equal to the greater of (i) the remaining lock-up period of the applicable underlying Hedge Fund or (ii) the notice period of such Hedge Fund plus its permitted redemption or repurchase frequency. A lock-up period is disregarded for these purposes to the extent that an underlying Hedge Fund offers investors the right to redeem prior to the stated lock-up period with a penalty less than or equal to 5% of the investment in the underlying Hedge Fund by such investors.

PART C -- OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

        (1)    Financial Statements: Included in Part A:
                  Financial Highlights

               Included in Part B:
                  Independent Auditor's Report*
                  Statement of Assets and Liabilities March 31, 2006* Statement of Operations for the Year Ended March 31, 2006* Statement of Changes in Net Assets*
                  Statement of Cash Flows*
                  Notes to Financial Statements*

                  Man-Glenwood Lexington Associates Portfolio, LLC:
                  Independent Auditors Report**
                  Schedule of Investments**
                  Statement of Assets and Liabilities March 31, 2006** Statement of Operations for the Year Ended March 31, 2006** Statement of Changes in Net Assets**
                  Statement of Cash Flows**
                  Notes to Financial Statements**

                  *Incorporated by reference to the Certified Shareholder Report of Man-Glenwood Lexington, LLC (the "Registrant") filed with the Commission on June 5, 2006.

                  **Incorporated   by   reference  to   Man-Glenwood   Lexington
                    Associates Portfolio, LLC's Certified Shareholder Report filed with the Commission on June 5, 2006.

        (2)  Exhibits:

                  (a) (i) Certificate of Formation, Dated August 5, 2002, is incorporated by reference to the Registrant's initial registration statement on Form N-2 filed August 9, 2002 (File Nos. 333-97919, 811-21173).

                  (ii) Limited Liability Company Agreement, dated August 5, 2002 is incorporated by reference to Appendix C of the Prospectus of Pre-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 filed on January 23, 2003 ("Pre-Effective Amendment No. 1").

                  (b) Amended By-Laws dated July 20, 2004 are incorporated by reference to Exhibit (b) to the Registrant's registration statement on Form N-2 filed on November 12, 2004.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

                  (f) Not applicable.

                  (g) Not applicable.

                  (h)  (i)   Form  of   General   Distributor's   Agreement   is
                  incorporated by reference to Exhibit (h)(i) of Pre-Effective Amendment No. 1.

                  (ii) Form of Selling Agreement between the Distributor and selected dealers is incorporated by reference to Exhibit
                  (h)(ii) of Pre-Effective Amendment No. 1.

                  (i) Not applicable.

                  (j)  (i)  Custody   Agreement   dated   January  20,  2003  is
                  incorporated by reference to Exhibit (j)(i) of Pre-Effective Amendment No. 1.

                  (ii) Escrow Agreement dated January 20, 2003 is incorporated by reference to Exhibit (j)(ii) of Pre-Effective Amendment No. 1.

                  (iii) Administration Agreement dated January 20, 2003 is incorporated by reference to Exhibit (j)(iii) of Pre-Effective Amendment No. 1.

                  (k)  (i)  Services   Agreement   dated  January  20,  2003  is
                  incorporated by reference to Exhibit (k)(i) of Pre-Effective Amendment No. 1.

                  (ii) Investor Servicing Agreement is incorporated by reference to Exhibit (k)(ii) of Pre-Effective Amendment No. 1.

                  (iii) Expense Limitation Agreement dated January 20, 2003 is incorporated by reference to Exhibit (k)(iii) of Pre-Effective Amendment No. 1.

                  (l) Opinion and Consent of Kirkpatrick & Lockhart Nicholson Graham LLP is incorporated by reference to Exhibit (l) of Pre-Effective Amendment No. 1.

                  (m) Not applicable.

                  (n)  (i)  Opinion  and  Consent  of   Kirkpatrick  &  Lockhart
                  Nicholson Graham LLP on tax matters is incorporated by reference to Exhibit (n)(i) of Pre-Effective Amendment No. 1.

                  (n) (ii) Consent of Independent Registered Public Accounting Firm is filed herewith.

                  (o) Not applicable.

                  (p) Agreement Regarding Provision of Initial Capital dated January 21, 2003 is incorporated by reference to Exhibit (p) of Pre-Effective Amendment No. 1.

                  (q) Not applicable.

                  (r)  Code  of  Ethics  is   incorporated   by   reference   to
                  Registrant's Statement on Form N-2 filed on November 7, 2003.

                  (s) Power of Attorney dated January 20, 2003 is incorporated by reference to Exhibit (s) of Pre-Effective Amendment No. 1.

ITEM 26.  MARKETING ARRANGEMENTS

          See Form of General Distributor's Agreement incorporated by reference to Exhibit (h)(i) of Pre-Effective Amendment No. 1.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          Not applicable.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

          Man-Glenwood Lexington Associates Portfolio, LLC and Man-Glenwood Lexington TEI, LLC may be considered under common control with Registrant at the time of this filing.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

          Set forth below is the number of record holders as of June 1, 2006, of each class of securities of the Registrant:

                      Title of Class                 Number of Record Holders
                      --------------                 ------------------------
            Units of Limited Liability Company
                Interests, par value $0.01                      869

ITEM 30.  INDEMNIFICATION

          Registrant's limited liability company agreement and the General Distributor's Agreement incorporated by reference to Pre-Effective Amendment No. 1 contain provisions limiting the liability, and providing for indemnification, of the Registrant's Managers and officers under certain circumstances. Glenwood Capital Investments, L.L.C. has provided an indemnity to the Managers who are not
          "interested persons" of Registrant. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this
          Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

          Reference is made to: (i) the information set forth under the caption "Investment Advisory and Other Services" in the Statement of Additional Information; and (ii) the Form ADV of Glenwood Capital Investments, L.L.C. (the "Adviser") (File No. 801-58047) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

          All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456, and transfer agent SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the Adviser. Offices of the Adviser are located at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois, 60606 and the Adviser's telephone number is 312-881-6500. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser.

ITEM 33.  MANAGEMENT SERVICES

          Not applicable.

ITEM 34.  UNDERTAKINGS

          1.   Not applicable.

          2.   Not applicable.

          3.   Not applicable.

          4.   The Registrant undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                          (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

                          (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                          (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c),
                  (d) or (e)  under  the  1933  Act as  part  of a  registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

                  (e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

                          (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

                          (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

                          (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

           5. Not applicable.

           6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

                                   SIGNATURES

          Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 14th day of June 2006.

                                        MAN-GLENWOOD LEXINGTON, LLC

                                        By: /s/ John B. Rowsell

                                        John B. Rowsell
                                        President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                  Title                         Date
          ---------                  -----                         ----

          /s/ John B. Rowsell        President, (Principal
          ________________           Executive Officer)            June 14, 2006
          John B. Rowsell

          /s/ Alicia Derrah*         Treasurer (Principal
          ________________           Financial and Accounting
          Alicia Derrah              Officer)                      June 14, 2006

          /s/ John Kelly*            Manager                       June 14, 2006
          ----------------
          John Kelly

          /s/ Marvin Damsma*         Manager                       June 14, 2006
          ----------------
          Marvin Damsma

          /s/ Dale M. Hanson*        Manager                       June 14, 2006
          ----------------
          Dale M. Hanson


          *By: /s/ Steven Zoric
          ----------------
          Steven Zoric
          (as attorney in fact)

                                   SIGNATURES

          Man-Glenwood Lexington Associates Portfolio, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and the State of Illinois, on the 14th day of June 2006.

                                        MAN-GLENWOOD LEXINGTON
                                        ASSOCIATES PORTFOLIO, LLC

                                        By: /s/ John B. Rowsell
                                        ----------------
                                        John B. Rowsell
                                        President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                  Title                         Date
          ---------                  -----                         ----

          /s/ John B. Rowsell        President, (Principal
          ________________           Executive Officer)            June 14, 2006
          John B. Rowsell

          /s/ Alicia Derrah*         Treasurer (Principal
          ________________           Financial and Accounting
          Alicia Derrah              Officer)                      June 14, 2006

          /s/ John Kelly*            Manager                       June 14, 2006
          ----------------
          John Kelly

          /s/ Marvin Damsma*         Manager                       June 14, 2006
          ----------------
          Marvin Damsma

          /s/ Dale M. Hanson*        Manager                       June 14, 2006
          ----------------
          Dale M. Hanson


          *By: /s/ Steven Zoric
          ----------------
          Steven Zoric
          (as attorney in fact)

          Exhibit List

          (n)(ii)     Consent of Independent Registered Public Accounting Firm